As filed with the Securities and Exchange Commission on August 27, 2004
Registration No. 333-117454

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Tektronix, Inc.

(Exact name of registrant as specified in its charter)

Oregon (State of Incorporation)	3825 (Primary Standard Industrial Classification Code Number)	93-0343990 (I.R.S. Employer Identification No.)

14200 SW Karl Braun Drive

Beaverton, Oregon 97077
(503) 627-7111
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

James F. Dalton

Tektronix, Inc.
14200 SW Karl Braun Drive
Beaverton, Oregon 97077
(503) 627-6700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

John R. Thomas Jason M. Brauser Stoel Rives LLP 900 SW 5th Avenue, Suite 2600 Portland, Oregon 97204 (503) 224-3380	Mark H. Kleinman Inet Technologies, Inc. 1500 North Greenville Avenue Richardson, Texas 75081 (469) 330-4000	R. Scott Cohen Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700

    Approximate date of commencement of proposed exchange offer: As soon as practicable after this Registration Statement is declared effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    The registrant hereby amends this Registration Statement on any date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on any date as the Commission, acting pursuant to said Section 8(a), may determine.

September [     ], 2004

To the Stockholders of Inet Technologies, Inc.:

      The board of directors of Inet Technologies, Inc. has approved the merger of Inet with a newly formed subsidiary of Tektronix, Inc. We cordially invite you to attend our special meeting of stockholders of Inet, at which you will be asked to vote to approve the merger. The Inet board of directors recommends that you vote “FOR” approval and adoption of the merger and the related merger agreement at the special meeting.

      At the time the merger becomes effective, each share of your Inet common stock will be converted into the right to receive $6.25 in cash and a fractional share of Tektronix common stock. The fractional share of Tektronix common stock that you will receive in the merger will be determined by an exchange ratio calculated by reference to the average of the closing sale price per share of Tektronix common stock on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately before the closing date of the merger, referred to as the “Tektronix average price.” If the Tektronix average price is greater than or equal to $34.83, then the exchange ratio will be the number obtained by dividing $6.25 by $34.83, or 0.179. If the Tektronix average price is equal to or less than $28.50, then the exchange ratio will be the number obtained by dividing $6.25 by $28.50, or 0.219. If the Tektronix average price is greater than $28.50 and less than $34.83, the exchange ratio will be calculated by dividing $6.25 by the Tektronix average price. The following table shows the implied total value of the merger consideration you would receive for each share of Inet common stock based on various Tektronix average prices:

Tektronix			Implied Value of Stock
Average Price	Cash	Exchange Ratio	Consideration	Implied Total Value

$36.00	$6.25	0.179	$6.44	$12.69
$35.00	$6.25	0.179	$6.27	$12.52
$34.83	$6.25	0.179	$6.25	$12.50
$33.00	$6.25	0.189	$6.25	$12.50
$32.00	$6.25	0.195	$6.25	$12.50
$31.66	$6.25	0.197	$6.25	$12.50
$30.00	$6.25	0.208	$6.25	$12.50
$29.00	$6.25	0.216	$6.25	$12.50
$28.50	$6.25	0.219	$6.25	$12.50
$28.00	$6.25	0.219	$6.13	$12.38
$27.00	$6.25	0.219	$5.91	$12.16

For example,

•	If the Tektronix common stock closing price of $34.94 on June 29, 2004, the last trading day before announcement of the merger, were used as the Tektronix average price, the exchange ratio would be 0.179. This would have resulted in an implied value of the merger consideration for each outstanding share of Inet common stock of $12.50, consisting of $6.25 in cash and 0.179 of a share of Tektronix common stock with a value of $6.25 at June 29, 2004.

•	If the Tektronix common stock closing price of $29.36 on August 26, 2004 were used as the Tektronix average price, the exchange ratio would be 0.213. This would have resulted in an implied value of the merger consideration for each outstanding share of Inet common stock of $12.50, consisting of $6.25 in cash and 0.213 of a share of Tektronix common stock with a value of $6.25 at August 26, 2004.

      Please note that the table and examples cited above assume that Tektronix has not exercised its right to substitute cash for the stock portion of the consideration. Please see “The Merger” beginning on page 35 for a description of these matters.

      Based on the outstanding shares of each of Inet and Tektronix on August 26, 2004, if the closing price of Tektronix common stock on August 26, 2004 were used to determine the exchange ratio, after giving effect to the issuance of shares in the merger, the shares received by Inet stockholders would represent approximately 9.2% of Tektronix’s outstanding shares.

      The U.S. federal income tax consequences of the merger will depend in part on the value of the Tektronix common stock at the effective time of the merger. Please see “The Merger — Material U.S. Federal Income Tax Consequences” beginning on page 58.

      Detailed information concerning the proposed merger is set forth in the accompanying proxy statement/prospectus, which we urge you to read carefully and in its entirety. In particular, you should consider the “Risk Factors” beginning on page 23.

Sincerely,

Samuel S. Simonian	Elie S. Akilian
Chairman of the Board of Directors	President and Chief Executive Officer

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock to be issued by Tektronix under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

      This proxy statement/prospectus is dated [                    ], 2004, and is being first mailed to stockholders on or about [                    ], 2004.

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted before the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which an offer, solicitation or sale of these securities would be unlawful before registration or qualification under securities laws of that state.

INET TECHNOLOGIES, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD [                    ], 2004

Dear Inet Stockholder:

      A special meeting of stockholders of Inet Technologies, Inc., a Delaware corporation, will be held on [                    ], [                    ], 2004, at 8:30 a.m., Central Time, at our corporate headquarters located at 1500 North Greenville Avenue, Richardson, Texas, and any adjournments or postponements thereof.

      At the meeting, you will be asked to:

(1) approve and adopt an Agreement and Plan of Merger, dated as of June 29, 2004, among Tektronix, Inc., Impala Merger Corp., Impala Acquisition Co. LLC and Inet Technologies, Inc., and the transactions contemplated thereby, including the merger of Impala Merger Corp. with and into Inet Technologies, Inc.;

(2) consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal; and

(3) act upon such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

      The accompanying proxy statement/prospectus describes the merger agreement and the proposed merger in detail.

      The close of business on August 27, 2004 is the record date for determining stockholders entitled to receive notice of the meeting and to vote at the meeting and any adjournments or postponements thereof.

      Under Delaware law, if the merger is completed, stockholders of record who do not vote in favor of the merger and who comply with Section 262 of the Delaware General Corporation Law (a copy of which can be found in Annex C of the attached proxy statement/prospectus) will be entitled to receive payment for their shares as may be determined to be due under Section 262.

      We will admit to the special meeting (1) all stockholders of record at the close of business on August 27, 2004, (2) persons holding proof of beneficial ownership as of that date, such as a letter or account statement from the person’s broker, (3) persons who have been granted proxies, and (4) other persons that we, in our sole discretion, may elect to admit. All persons wishing to be admitted must present photo identification. If you plan to attend the special meeting, please check the appropriate box on your proxy card according to the instructions provided.

By order of the board of directors,

Mark H. Kleinman
Vice President, General Counsel and Secretary

[                    ], 2004

      Your vote is important. Please return your proxy as soon as possible, whether or not you expect to attend the special meeting in person.

      You may submit your proxy by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage prepaid envelope.

      You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

      Please do not send your common stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your certificates.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Q1:	What is the proposed transaction for which I am being asked to vote?

A1:	You are being asked to vote to approve and adopt a merger agreement entered into between Tektronix, Inc., Inet Technologies, Inc. and two wholly owned subsidiaries of Tektronix, Inc. The combination between Tektronix and Inet will consist of two separate mergers. First, Impala Merger Corp., a newly formed, wholly owned subsidiary of Tektronix, will be merged with and into Inet, with Inet surviving the merger and becoming a wholly owned subsidiary of Tektronix. When this merger occurs, Inet stockholders will be entitled to receive the merger consideration. See “The Merger Agreement — Merger Consideration” beginning on page 64. Second, immediately after the first merger, Inet will merge with and into Impala Acquisition Co. LLC, a wholly owned subsidiary of Tektronix, with Impala Acquisition Co. LLC surviving the second merger as a wholly owned subsidiary of Tektronix. In this proxy statement/prospectus, for ease of reference we sometimes refer to the two mergers simply as the “merger.”

Q2:	What will I receive in the merger?

A2:	Subject to adjustments, upon completion of the merger, each share of Inet common stock will be converted into the right to receive $6.25 in cash plus a fractional share of Tektronix common stock based on an exchange ratio. Depending on the closing price of Tektronix common stock during the five trading days ending on the trading day immediately before the closing date, the exchange ratio may be fixed or variable. If the Tektronix average price is equal to or greater than $28.50 and equal to or less than $34.83 per share, then the exchange ratio changes in a manner intended to provide Inet stockholders with a consistent per share value, when combined with the cash consideration of $6.25, of $12.50 per Inet share. However, if the Tektronix average price is less than $28.50 or greater than $34.83, then the exchange ratio is fixed. If the Tektronix average price is less than $28.50, then you will receive total consideration valued at less than $12.50 per Inet share. If the Tektronix average price is greater than $34.83, then you will receive total consideration valued at more than $12.50 per Inet share.

Q3:	Will I be able to trade the shares of Tektronix common stock I receive in the merger?

A3:	You may freely trade the shares of Tektronix common stock issued in the merger, unless you are an affiliate of Inet. The shares will be quoted on the New York Stock Exchange under the symbol “TEK.” Persons who are considered affiliates (generally directors, officers and 10% or greater stockholders) of Inet must comply with Rule 145 under the Securities Act of 1933 if they wish to sell or otherwise transfer any of the shares of Tektronix common stock they receive in the merger.

Q4:	What will happen to Inet’s outstanding stock options and other stock awards in the merger?

A4:	Inet stock options, stock right awards and restricted stock issued under Inet’s stock option plans (other than stock options and restricted stock issued to non-employee directors and certain executives) will not accelerate. Inet stock options and share right awards will convert to options to purchase or share right awards to receive Tektronix shares. The number of shares of Tektronix common stock subject to the stock options or share right awards will be equal to the sum of the number of Tektronix shares into which the number of Inet shares subject to the stock options or share right awards would have been converted in the merger, plus the number of shares of Tektronix common stock having a value as of the closing date of the merger equal to the amount of cash that would have been received in the merger for the number of Inet shares subject to the stock options or share right awards. The exercise price of each new Tektronix stock option will be obtained by dividing the old aggregate exercise price by the number of shares of Tektronix common stock issuable upon exercise of the stock option. Outstanding shares of restricted stock will be converted into the same cash and stock consideration as Inet common stock not subject to restricted stock agreements, provided that the restrictions contained in the applicable restricted stock agreements will remain in effect. In addition, the cash consideration receivable in respect of restricted stock will not be payable to a holder of restricted stock until the release of the restrictions contained in the restricted stock agreement.

Q5:	What are the material federal income tax consequences of the merger to me?

A5:	The tax consequences of the merger will depend upon whether it qualifies as a “reorganization” for U.S. federal income tax purposes, which qualification will depend, in part, on the value of the Tektronix stock at the time of the merger.

If the merger qualifies as a “reorganization” for U.S. federal income tax purposes, you will generally recognize gain in an amount equal to the lesser of (1) the amount of cash you receive in the merger, or (2) the amount, if any, by which the sum of the fair market value, as of the effective time of the merger, of the Tektronix common stock you receive, and the amount of cash you receive in the merger, exceeds your adjusted tax basis in your shares of Inet common stock. If the merger qualifies as a “reorganization,” you will not recognize any loss.

If the merger does not qualify as a “reorganization” for U.S. federal income tax purposes, you will generally recognize gain or loss equal to the difference between (1) the fair market value, as of the effective time of the merger, of the shares of Tektronix common stock you receive plus the amount of cash you receive, and (2) your adjusted tax basis in your shares of Inet common stock.

The tax treatment may not apply to all Inet stockholders. We strongly urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you. See “The Merger — Material U.S. Federal Income Tax Consequences” beginning on page 58.

Q6:	What vote is required for approval of the two proposals under consideration at the special meeting?

A6:	The merger agreement must be approved by a majority of the outstanding shares of Inet common stock. Therefore, if you abstain or fail to vote, it will be the same as voting against the merger agreement. You are entitled to vote on the merger agreement if you held Inet common stock at the close of business on the record date, which is August 27, 2004. On that date, [ ] shares of Inet common stock were outstanding and entitled to vote. The adjournment proposal must be approved by the affirmative vote of a majority of the shares of Inet common stock present in person or by proxy at the special meeting, without regard to abstentions, even if there is no quorum at that meeting.

Q7:	Are there any stockholders already committed to voting in favor of the merger?

A7:	Yes. Inet stockholders who collectively held approximately 39.1% of the outstanding shares of Inet common stock on the record date have entered into voting agreements requiring them to vote all of their shares in favor of the adoption and approval of the merger agreement.

Q8:	When do you expect the merger to be completed?

A8:	We expect to complete the merger promptly after we receive Inet stockholder approval at the special meeting and after we receive all necessary regulatory approvals. We anticipate closing on or about [September 30], 2004.

Q9:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A9:	You should instruct your broker to vote your shares, following the directions your broker provides. Your broker will generally not have the discretion to vote your shares without your instructions. Because the proposals in this proxy statement/ prospectus require an affirmative vote of a majority of the outstanding shares of Inet common stock for approval, any so-called “broker non-votes” have the same effect as votes cast against the merger agreement.

Q10:	What do I need to do now?

A10:	After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. Your proxy card will instruct the persons named on the card to vote your shares at the stockholders meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the adoption and approval of the merger agreement and “FOR” the approval of the adjournment proposal. If you do not vote or if you abstain, the effect will be a vote against the merger agreement but have no effect on the adjournment proposal. Your vote is very important.

Q11:	May I change my vote after I have mailed my signed proxy card?

A11:	You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you want to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to:

Mark H. Kleinman
Vice President, General Counsel and Secretary
Inet Technologies, Inc.
1500 North Greenville Avenue
Richardson, Texas 75081

Third, you can attend the Inet special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q12:	Should I send in my stock certificates now?

A12:	No. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

Q13:	Where can I find more information about the companies?

A13:	You can find more information about Tektronix and Inet from the various sources described under “Where You Can Find More Information” beginning on page 94.

Q14:	Who can help answer my questions?

A14:	If you have questions about the merger, including procedures for voting your shares, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact D.F. King & Co., Inc., which is assisting Inet Technologies, Inc. in the solicitation of proxies, as follows:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Toll-free: 1-800-628-8536

v

SUMMARY

      This summary is not intended to be complete and is qualified in all respects by the more detailed information appearing elsewhere in this proxy statement/ prospectus. Stockholders are urged to review carefully the entire proxy statement/ prospectus. The term “Inet” refers to Inet Technologies, Inc., a Delaware corporation, and its subsidiaries, and the term “Tektronix” refers to Tektronix, Inc., an Oregon corporation, and its subsidiaries, unless otherwise stated or indicated by the context. The term “merger” refers, as the context requires, either to (1) the merger of Impala Merger Corp. with and into Inet or (2) collectively to the merger of Impala Merger Corp. and Inet immediately followed by the merger of Inet with and into Impala Acquisition Co. LLC, as more fully described in this proxy statement/ prospectus.

You are being asked to approve and adopt a merger agreement between Inet and Tektronix (see page 31).

      You are being asked to vote to approve and adopt a merger agreement entered into between Tektronix, Inet and two newly formed wholly owned subsidiaries of Tektronix. The combination between Tektronix and Inet will consist of two separate mergers. First, Impala Merger Corp., a newly formed, wholly owned subsidiary of Tektronix, will be merged with and into Inet, with Inet surviving the merger and becoming a wholly owned subsidiary of Tektronix. When this merger occurs, Inet stockholders will be entitled to receive the merger consideration. See “The Merger Agreement — Merger Consideration.” Second, immediately after the first merger, Inet will merge with and into Impala Acquisition Co. LLC, a wholly owned subsidiary of Tektronix, with Impala Acquisition Co. LLC surviving the second merger as a wholly owned subsidiary of Tektronix.

In most cases, each share of your Inet common stock will be exchanged in the merger for $6.25 in cash and a fraction of a share of Tektronix common stock, which will have the combined implied value described below (see page 64).

      In most cases each share of your Inet common stock will be exchanged in the merger for:

•	$6.25 in cash; and

•	a fraction of a share of Tektronix common stock.

      In this proxy statement/ prospectus, we refer to the fraction of Tektronix common stock to be issued for each share of Inet common stock as the “exchange ratio.” The exchange ratio will be determined by reference to the average of the closing sale price per share of Tektronix common stock on the New York Stock Exchange for the five consecutive trading days ending on the trading day before the closing date of the merger, which we refer to as the “Tektronix average price.” If the Tektronix average price is greater than or equal to $34.83, then the exchange ratio will be the number obtained by dividing $6.25 by $34.83, or 0.179. If the Tektronix average price is equal to or less than $28.50, then the exchange ratio will be the number obtained by dividing $6.25 by $28.50, or 0.219. If the Tektronix average price is greater than $28.50 and less than $34.83, the exchange ratio will be calculated by dividing $6.25 by the Tektronix average price.

      The following graph presents the implied total value of the merger consideration for each outstanding share of Inet common stock at various Tektronix average prices. For illustrative purposes, the market value of Tektronix common stock on the closing of the merger is assumed to be equal to the Tektronix average price. In addition, the graph presents the implied value of the merger consideration at those reference prices, assuming, in each case, that the cash and stock portions of the merger consideration are not adjusted pursuant to the top-up procedures described below. See “The Merger — General — Exchange Ratio” for a table that further illustrates the implied value of the merger consideration assuming various Tektronix average prices.

The cash and stock portions of the merger consideration may be subject to adjustment in some circumstances (see page 65).

     Cash Top-up

      If at the closing of the transaction the Tektronix average price is less than $31.66 and greater than or equal to $28.50, Tektronix may elect, in its sole discretion, to increase the cash portion of the merger consideration and correspondingly reduce the exchange ratio. The additional cash to be received as merger consideration is referred to as the “additional cash amount.” Tektronix’s right to substitute additional cash in place of its common stock cannot be exercised if and to the extent it would result in a failure to meet the 45% Condition described below. The following table shows the effect of the cash top-up on the cash and stock portions of the merger consideration before and after a cash top-up election is made.

	Before Cash Top-up Election			After Cash Top-up Election

Tektronix		Original			New
Average		Exchange	Implied		Exchange	Implied
Price	Total Cash	Ratio	Total Value	Total Cash	Ratio	Total Value

$31.65	$6.25	0.197	$12.50	$6.26	0.197	$12.50
$31.00	$6.25	0.202	$12.50	$6.39	0.197	$12.50
$30.50	$6.25	0.205	$12.50	$6.49	0.197	$12.50
$30.00	$6.25	0.208	$12.50	$6.59	0.197	$12.50
$29.50	$6.25	0.212	$12.50	$6.69	0.197	$12.50
$29.00	$6.25	0.216	$12.50	$6.79	0.197	$12.50
$28.50	$6.25	0.219	$12.50	$6.86(1)	0.198(1)	$12.50

(1)	Adjusted to meet the 45% Condition.

For illustrative purposes, the market value of Tektronix common stock on the closing date of the merger is assumed to be equal to the Tektronix average price. The actual sales price of Tektronix common stock on the closing date of the merger may be greater or less than the Tektronix average price.

      For a detailed description of the calculation of the additional cash amount and the adjusted conversion ratio, see “The Merger — General — Cash Top-up.”

     Stock Top-up

      Tektronix may have the ability to substitute additional Tektronix stock for cash depending on various circumstances that relate to the treatment of the merger for tax purposes. Treatment of the merger as a “reorganization” for U.S. federal income tax purposes will depend on, among other things, whether the value, as of the effective time of the merger, of the Tektronix common stock payable in respect of Inet common stock is sufficient to satisfy the “continuity of interest” requirement contained in applicable tax regulations. Tax counsel has advised that, if the aggregate value of the Tektronix stock issued in the merger equals or exceeds 45% of the aggregate cash and stock consideration payable in respect of the Inet common stock (taking account of Inet stockholders exercising appraisal rights) and other conditions are satisfied, the continuity of interest requirement will be met. Under the merger agreement, specified consequences follow depending on whether or not the value of Tektronix common stock at the effective time of the merger and payable in the merger equals or exceeds 45% of the aggregate cash and stock consideration payable in respect of the Inet common stock (taking into account amounts paid to holders exercising appraisal rights under Delaware law), referred to as the “45% Condition.” For a discussion of the tax consequences to a holder of Inet common stock, see “Risk Factors” and “The Merger — Material U.S. Federal Income Tax Consequences.”

      Tektronix will advise Inet at least two business days before the closing date whether it is willing to substitute additional shares of Tektronix common stock for cash (with that substitution to be based on the Tektronix common stock closing date share price), if necessary, to meet the 45% Condition.

      If the value of the shares of Tektronix common stock payable in respect of the Inet common stock does not meet the 45% Condition and Tektronix has declined to substitute shares of Tektronix common stock for cash, then Inet has the option to either:

•	proceed with the merger even though the 45% Condition is not satisfied and, consequently, the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law; or

•	terminate the merger agreement.

      If the value of the shares of Tektronix common stock payable in respect of the Inet common stock does not meet the 45% Condition and Tektronix has offered to substitute shares of Tektronix common stock for cash, then Inet has the option to either:

•	reject Tektronix’s offer to substitute shares and proceed with the merger even though the 45% Condition is not satisfied, and, consequently, the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law; or

•	accept the substitution of Tektronix common stock for cash and avoid the enhanced risk that the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law.

      It is not possible to know until shortly before the closing which elections Tektronix and Inet will make with respect to either the cash top-up or stock top-up or whether the closing price of Tektronix common stock will permit satisfaction of the 45% Condition. At this time, neither Inet nor Tektronix predicts which election it would make if the 45% Condition is not satisfied.

      The merger agreement does not require, and Inet would not expect to seek, further approval from its stockholders before making the elections described above. Therefore, adoption of the merger agreement by Inet stockholders will give Inet the ability to take steps, such as rejecting the increase in the stock portion of the merger consideration or waiving its tax opinion condition to closing, that will or could result in the merger being fully taxable to Inet stockholders, or, in specified situations, to terminate the transaction, without any further action by, or further solicitation of, Inet stockholders.

      You will not receive any fractional shares of Tektronix common stock in the merger. Instead of any fractional shares, you will be paid cash for the fraction based on the closing price of Tektronix common stock on the closing date of the merger.

      For example, if the Tektronix average price were $29.36, which was the closing price of Tektronix common stock on August 26, 2004, the exchange ratio would be 0.213 and an Inet stockholder owning 100 shares of Inet common stock would receive total consideration with an implied value at closing of $1,250.37, consisting of $625.00 in cash, 21 shares of Tektronix common stock, and $8.81 in cash instead of fractional shares. If the Tektronix average price were $34.94, which was the closing sale price for Tektronix common stock on June 29, 2004, the last trading day before the public announcement of the transaction, the exchange ratio would be 0.179 and an Inet stockholder owning 100 shares of Inet common stock would receive total consideration with an implied value at closing of $1,250.43, consisting of $625.00 in cash, 17 shares of Tektronix common stock, and $31.45 in cash instead of fractional shares. Each of these examples assumes that the Tektronix average price is the same as the closing sale price of Tektronix common stock on the closing date of the merger.

      As more fully described under “The Merger — Material U.S. Federal Income Tax Consequences,” if the merger qualifies as a “reorganization,” the exchange of your Inet shares for Tektronix shares will be tax-free, but you may have to pay tax on all or a portion of any cash you receive in exchange for your Inet shares. Additionally, no gain or loss will be recognized by Tektronix, Impala Merger Corp., Impala Acquisition Co. LLC or Inet by reason of the merger, whether or not the 45% Condition is met.

      If, however, the 45% Condition is not satisfied and either

•	Tektronix does not offer to top up the stock portion of the merger consideration and Inet does not terminate the merger agreement or

•	Inet rejects Tektronix’s offer to top up the stock portion of the merger consideration,

the exchange of your Inet shares may be taxable and you may have to pay tax on the cash and stock portions of the merger consideration you receive.

      You should be aware that the tax consequences to you of the merger will depend in part upon your own situation. In addition to being subject to federal income tax, you may be subject to other federal, state, local or foreign taxes that are not discussed in this proxy statement/prospectus. You should therefore consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Tektronix’s dividend policy differs from Inet’s (see page 22).

      Tektronix has paid quarterly dividends on its common stock of $0.04 per share since November 2003. Tektronix may or may not pay dividends in the future and, if dividends are paid, Tektronix may pay more or less than $0.04 per share per quarter. Inet has never paid cash dividends on its common stock and does not intend to pay cash dividends on its common stock in the foreseeable future.

Comparative market prices and share information (see page 22).

      Shares of Tektronix common stock are listed on the New York Stock Exchange under the trading symbol “TEK” and Inet common stock is listed on the NASDAQ Stock Market under the trading symbol “INET.” On June 29, 2004, the last trading day before the public announcement of the transaction, the last sales price of Tektronix common stock was $34.94 per share and the last sales price of Inet common stock was $10.70 per share.

      On August 26, 2004, the most recent practicable date before the printing of this proxy statement/prospectus, the last sales price as reported on the New York Stock Exchange for Tektronix common stock was $29.36 per share and the last sales price reported on the NASDAQ Stock Market for Inet common stock was $12.13 per share. We urge you to obtain current market quotations.

The Inet board recommends that you vote “FOR” approval and adoption of the merger agreement and “FOR” approval of the adjournment proposal (see page 41).

      On June 29, 2004, by unanimous vote, the Inet board of directors

•	determined that the merger agreement and the transactions contemplated by the merger agreement are advisable to its stockholders;

•	approved the merger agreement; and

•	resolved to recommend that its stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement.

      The Inet board of directors recommends a vote “FOR” approval and adoption of the merger agreement and the merger, and a vote “FOR” approval of the adjournment proposal.

Morgan Stanley has provided a fairness opinion to the board of directors of Inet (see page 43).

      In deciding to approve the merger, the Inet board of directors received an opinion from Morgan Stanley & Co. Incorporated that, as of June 29, 2004 and based on the assumptions and considerations set forth in its opinion, the merger consideration pursuant to the merger agreement was fair from a financial point of view to holders of Inet common stock. In its analysis, Morgan Stanley made numerous assumptions with respect to Inet, Tektronix and the transaction. The assumptions and estimates contained in Morgan Stanley’s analyses, and the valuation ranges resulting from the particular analyses, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The opinion of Morgan Stanley is dated as of June 29, 2004 and opines as to the fairness as of that date only. Morgan Stanley is not obligated to update its June 29, 2004 opinion. As of the date of this proxy statement/prospectus, Inet does not intend to request an updated fairness opinion. In the aggregate, Morgan Stanley will receive fees of approximately $5.1 million if the merger is completed. A copy of the fairness opinion is attached as Annex B to this proxy statement/prospectus. Inet stockholders should read the opinion carefully and in its entirety.

There are differences between the rights of Tektronix shareholders and Inet stockholders (see page 83).

      After the merger, Inet stockholders will become Tektronix shareholders and their rights as shareholders will be governed by the articles of incorporation and bylaws of Tektronix and the Oregon Business Corporation Act. There are a number of differences between Tektronix’s articles of incorporation and Inet’s certificate of incorporation and their respective bylaws. The material differences are summarized in this proxy statement/prospectus under “Comparative Rights of Tektronix Shareholders and Inet Stockholders.”

Dissenting Inet stockholders will have appraisal rights (see page 61).

      Under Delaware law, if the merger is completed, Inet stockholders of record who do not vote in favor of the merger and who comply with Section 262 of the Delaware General Corporation Law (a copy of which can be found in Annex C of this proxy statement/prospectus) will be entitled to receive payment for their shares as may be determined to be due under Section 262.

The interests of some Inet officers and directors in the merger may differ from yours (see page 53).

      When considering the recommendation by the Inet board of directors to vote “FOR” the merger agreement, you should be aware that directors and executive officers of Inet have interests in the merger agreement that are different from, and may conflict with, your interests. Specified directors and executive officers of Inet will also receive specified benefits upon completion of the merger, including accelerated vesting of stock options and restricted stock and/or severance arrangements pursuant to the terms of the merger agreement and Inet’s stock option plans. No member of the Inet board of directors will receive any severance.

      Concurrently with the execution of the merger agreement, Messrs. Elie S. Akilian, Inet’s President and Chief Executive Officer and approximately 20.5% stockholder, and Samuel S. Simonian, Inet’s Chairman of the Board and approximately 18.6% stockholder, each entered into the following agreements with Tektronix and/or Inet:

•	a voting agreement, under which each of Messrs. Akilian and Simonian agreed, among other things, to vote their shares of Inet common stock at a meeting of stockholders for the merger and against any competing proposal;

•	a noncompetition agreement to be effective as of closing of the merger agreement, providing for, among other things, Messrs. Akilian’s and Simonian’s agreement not to engage in the business of Inet for five years; and

•	a registration rights agreement, under which Tektronix agreed to put in place at closing a shelf registration statement for a period of up to one year to facilitate resales of the Tektronix common stock received by Messrs. Akilian and Simonian in the merger.

In addition, upon closing of the merger agreement, specified executive officers of Inet will be entitled to severance payments described below in “The Merger — Interests of Executive Officers and Directors in the Merger — Severance Plan.”

      The Inet board of directors was aware of these interests and considered them in approving the merger agreement.

      Following the merger, none of the members of Inet’s board of directors will serve as members of Tektronix’s board of directors. However, Tektronix agreed to continue the indemnification arrangements for the directors and officers of Inet for six years.

Various governmental and regulatory approvals must be obtained (see page 57).

      HSR Act Filing. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated pursuant to that act, which we refer to as the “HSR Act,” we may not complete the merger until the statutory waiting period has expired or been terminated. On July 20, 2004, Tektronix and Inet each filed a pre-merger Notification and Report Form pursuant to the HSR Act with the U.S. Department of Justice, Antitrust Division, which we refer to as the “Justice Department,” and the Federal Trade Commission, which we refer to as the “FTC.” On August 3, 2004, the FTC notified Tektronix and Inet that it and the Justice Department had granted early termination of the waiting period under the HSR Act. Although the waiting period has terminated, at any time before or after the effective time of the merger, the Justice Department, the FTC or others could take action under federal or state antitrust laws with respect to the merger, including seeking to enjoin the completion of the merger, to unwind the merger, or to require the divestiture of a portion of Tektronix’s or Inet’s assets. We do not assure you that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, that it would not be successful.

      Foreign Regulatory Approvals. It is also a condition to the parties’ respective obligations to complete the merger that all approvals required in foreign jurisdictions, including foreign competition filings (with the exception of Brazil), will have been obtained. See “The Merger — Governmental and Regulatory Approvals — Other Regulatory Approvals.”

The obligations of Tektronix and Inet to complete the merger are subject to a number of conditions (see page 72).

      The obligations of Tektronix and Inet to complete the merger are conditioned upon:

•	the other party’s representations and warranties being true and correct in all material respects;

•	the other party having complied in all material respects with its covenants;

•	the absence of any material adverse effect on the other party’s business, assets or financial condition; and

•	except in specified circumstances, receipt of an opinion of tax counsel.

      In addition, Tektronix’s and Inet’s obligations are further conditioned on the following:

•	the approval of the merger agreement and the merger by Inet’s stockholders;

•	the absence of any injunction, or other order or actions of any court or other governmental authority of competent jurisdiction prohibiting completion of the merger;

•	the termination or expiration of the waiting period (including any extension) applicable to the merger under the HSR Act and receipt of any similar required foreign governmental approvals;

•	the approval for listing on the New York Stock Exchange of the shares of Tektronix common stock to be issued in the merger and the shares of Tektronix common stock to be reserved for issuance upon the exercise of Inet options and share right awards; and

•	the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, and no issuance of any stop order by the Securities and Exchange Commission.

The obligation of Tektronix to effect the merger is further subject to the fulfillment (or waiver by Tektronix) of a condition that Inet shall not have received written demands for appraisal from Inet stockholders who together beneficially own more than 10% of the outstanding Inet common stock as of the date immediately before the closing date.

In specified circumstances Tektronix and Inet may terminate the merger agreement (see page 75).

      The merger agreement may be terminated and the merger may be abandoned at any time before the completion of the merger by mutual written consent of Tektronix and Inet. The merger agreement also may be terminated by either Tektronix or Inet if:

•	the merger is not completed by December 31, 2004, subject to an extension until March 31, 2005 if regulatory approvals have not been obtained;

•	any governmental authority permanently enjoins or prohibits the merger or declares it illegal; or

•	the stockholders of Inet fail to approve the merger and the merger agreement by December 31, 2004, subject to specified exceptions.

      Additionally, Inet may terminate the merger agreement if:

•	Tektronix breaches a representation, warranty, covenant or agreement, as a result of which Tektronix is unable to satisfy the conditions to Inet’s obligation to close;

•	at any time before the effective time of the merger all of the following conditions are met:

—	Inet’s board of directors determines that an unsolicited third party acquisition proposal is more favorable to the stockholders of Inet than the merger and authorizes Inet to enter into a binding written agreement with respect to that proposal;

—	Inet notifies Tektronix in writing that it intends to enter into an agreement with the third party, attaching a summary of the material terms of the agreement; and

—	Tektronix does not make, within three (3) business days after receipt of Inet’s written notification of its intention to enter into a binding agreement with respect to the more favorable acquisition proposal, a written offer that Inet’s board of directors determines is at least as favorable as the third party acquisition proposal; or

•	Tektronix has notified Inet that it does not intend to increase the stock consideration to the extent necessary to meet the 45% Condition.

      Tektronix may terminate the merger agreement if:

•	Inet breaches a representation, warranty, covenant or agreement, as a result of which Inet is unable to satisfy the conditions to Tektronix’s obligation to close;

•	Inet’s board of directors withdraws or modifies its recommendation that Inet’s stockholders approve the merger or recommends, adopts or approves a transaction proposal by a third party;

•	Inet’s board of directors fails to reaffirm its unanimous recommendation in favor of the merger at any time after public announcement of the merger at the request of Tektronix; or

•	a tender offer or exchange offer relating to Inet common stock shall have been commenced by a third party and Inet shall not have promptly following the commencement of the offer sent its stockholders a statement recommending rejection of the offer.

      If the merger agreement is terminated in specified circumstances, including if Inet terminates the agreement to enter into an agreement in respect of a third party acquisition proposal, Inet must pay Tektronix a termination fee of $16.2 million. See “The Merger Agreement — Termination Fee” for a complete discussion of the circumstances in which Inet would be required to pay Tektronix the termination fee.

Inet agreed not to solicit third party acquisition proposals (see page 70).

      Subject to specified exceptions, the merger agreement precludes Inet or any of its subsidiaries, whether directly or indirectly through any representatives, from soliciting, assisting or facilitating any proposal for, or participating in any discussions regarding, any third party’s proposal for the acquisition of more than 20% ownership of Inet, its subsidiaries or its assets.

Tektronix common stock is listed on the NYSE (see page 22).

      Shares of Tektronix common stock received by Inet stockholders in the merger will be listed on the New York Stock Exchange. After completion of the merger, shares of Tektronix common stock will continue to be traded on the New York Stock Exchange, but shares of Inet common stock will no longer be listed or traded.

Information about the companies.

Tektronix, Inc.

14200 SW Karl Braun Drive

Beaverton, Oregon 97077
(503) 627-7111

      Tektronix manufactures, markets and services test, measurement and monitoring solutions to a wide variety of customers in many industries, including computing, communications, semiconductors, broadcast, education, government, military/aerospace, research, automotive and consumer electronics. Tektronix enables its customers to design, manufacture, deploy, monitor and service next-generation global communications networks and computing, advanced and pervasive technologies. Its revenue is derived principally through the development, manufacturing and marketing of a broad range of products including: oscilloscopes; logic analyzers; signal sources; communication test equipment, including mobile protocol test equipment, wireless field test and spectrum analysis equipment; video test equipment; and related components, support services and accessories. Tektronix maintains operations in four major geographies: the Americas, including the United States and Other Americas, which include Mexico, Canada and South America; Europe, which includes Europe, Russia, the Middle East and Africa; the Pacific, including China, India, Korea and Singapore; and Japan.

Impala Merger Corp.

Impala Acquisition Co. LLC

14200 SW Karl Braun Drive

Beaverton, Oregon 97077
(503) 627-7111

      Impala Merger Corp. is a Delaware corporation and a wholly owned subsidiary of Tektronix. Impala Merger Corp. was organized on June 29, 2004 solely for the purpose of effecting the merger with Inet. Impala Acquisition Co. LLC is a Delaware limited liability company and a wholly owned subsidiary of Tektronix. Impala Acquisition Co. LLC was organized on June 29, 2004 solely for the purpose of effecting the merger with the survivor of the merger of Inet and Impala Merger Corp. Neither Impala Merger Corp. nor Impala Acquisition Co. LLC has carried on any activities other than in connection with the merger agreement.

Inet Technologies, Inc.

1500 North Greenville Avenue

Richardson, Texas 75081
(469) 330-4000

      Inet is a global provider of communications software products that enable communications carriers to more strategically and profitably operate their businesses. Its Unified AssuranceTM Solution and Diagnostics products help its customers reduce capital and operating expenditures, improve customer acquisition and retention rates, protect and grow revenues, and more quickly and effectively develop products or services. Inet’s products address next-generation networks, including mobile data and voice-over-packet technologies, and traditional networks.

      Using Inet’s Unified Assurance Solution, which includes the GeoProbeTM, OrionTM and BeamerTM products, communications carriers are able to simultaneously manage their voice and data services at the network, service and customer layers to detect network and service problems in real time, enabling proactive identification of specific customers impacted by network or service issues. These products capture actual signaling network traffic and then process, correlate and analyze the traffic data to create and display customer experience information, service quality metrics and a network-wide view. This information empowers a carrier’s customer service, sales, marketing and network operations organizations to proactively manage the quality of service delivered to its most valuable customers. These products also alert the carrier to network problems, such as congestion, misrouted calls due to equipment errors and service degradation, so that action can be taken to quickly resolve issues, often before its customers are impacted and significant revenue is lost. Inet’s Diagnostics products include the Spectra2TM, SpectraTM and Spectra Trunk TesterTM, which assist communications carriers and equipment manufacturers in quickly and cost-effectively designing, deploying and maintaining current- and next-generation networks and network elements.

SELECTED HISTORICAL FINANCIAL DATA OF TEKTRONIX

      The following selected financial data as of May 29, 2004, May 31, 2003, May 25, 2002, May 26, 2001 and May 27, 2000, and for each of the five fiscal years then ended, have been derived from Tektronix’s consolidated financial statements, which have been audited by Deloitte & Touche LLP, Tektronix’s independent registered public accounting firm. The selected financial data for all fiscal years have been restated to reflect the impact of discontinued operations. This data should be read in conjunction with the respective audited consolidated financial statements of Tektronix, including the notes thereto, incorporated in this proxy statement/prospectus by reference. See “Where You Can Find More Information.”

TEKTRONIX, INC. AND SUBSIDIARIES

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA

	Fiscal Year Ended

	May 29,	May 31,	May 25,	May 26,	May 27,
	2004	2003	2002	2001	2000

	(In thousands, except per share data)
Statement of operations data(1)(2)(3)(4):
Net sales	$920,620	$791,048	$810,300	$1,198,167	$1,110,780
Cost of sales	397,577	385,305	409,676	574,071	589,628

Gross profit	523,043	405,743	400,624	624,096	521,152
Costs and expenses	408,379	348,742	333,173	441,878	439,033
Equity in business ventures’ loss (earnings)(5)	—	2,893	3,971	(1,643)	(2,549)
Business realignment costs (credits), net(6)	22,765	34,551	26,992	(9,972)	36,572
Acquisition related costs (credits), net(5)	(51,025)	3,521	—	—	—
Loss (gain) on sale of Video and Networking division(7)	—	—	(818)	(1,456)	31,613
Loss (gain) on sale of assets(8)	1,134	108	5,808	2,224	(15,550)

Operating income	141,790	15,928	31,498	193,065	32,033
Non-operating income (expense), net(9)	25,522	17,377	20,127	33,624	(76)

Earnings before taxes	167,312	33,305	51,625	226,689	31,957
Income tax (benefit) expense(10)	49,087	(1,843)	18,069	82,354	11,186

Net earnings from continuing operations	118,225	35,148	33,556	144,335	20,771
Gain (loss) from discontinued operations, net of income taxes	(2,130)	(9,819)	(867)	(4,226)	328,267

Net earnings	$116,095	$25,329	$32,689	$140,109	$349,038

Earnings per share from continuing operations — basic	$1.40	$0.40	$0.37	$1.53	$0.22
Earnings per share from continuing operations — diluted	1.37	0.40	0.36	1.50	0.22
Earnings (loss) per share from discontinued operations — basic	(0.03)	(0.11)	(0.01)	(0.04)	3.47
Earnings (loss) per share from discontinued operations — diluted	(0.02)	(0.11)	(0.01)	(0.04)	3.41
Earnings per share — basic	1.37	0.29	0.36	1.48	3.69
Earnings per share — diluted	$1.35	$0.29	$0.35	$1.46	$3.63
Weighted average shares outstanding — basic	84,720	87,105	91,439	94,459	94,555
Weighted average shares outstanding — diluted	86,038	87,367	92,263	96,103	96,280
Dividends per share	$0.12	$—	$—	$—	$0.18

	As of

	May 29,	May 31,	May 25,	May 26,	May 27,
	2004	2003	2002	2001	2000

	(In thousands)
Balance Sheet Data(1)(2)(3)(4):
Cash and cash equivalents	$149,011	$190,387	$260,773	$292,373	$683,068
Short-term marketable investments	90,956	109,885	193,644	282,005	99,897
Long-term marketable investments	463,878	412,090	301,104	188,484	—
Working capital	296,523	348,496	508,808	600,370	781,833
Goodwill	79,774	73,736	31,575	28,932	15,689
Total assets	1,330,703	1,384,710	1,378,861	1,542,170	1,534,637
Long-term debt (excluding current installments)	496	55,002	57,300	127,780	150,226
Shareholders’ equity	870,580	779,226	927,194	1,013,656	977,745

(1)	During fiscal year 2000, Tektronix sold substantially all of the assets of the Color Printing and Imaging division (“CPID”) and accordingly, classified this as a discontinued operation. The Consolidated Statements of Operations and Balance Sheet data for all years presented have been restated to reflect this.

(2)	During fiscal year 2003, Tektronix sold the VideoTele.com subsidiary (“VT.c”) and accordingly, classified this as a discontinued operation. The Consolidated Statements of Operations and Balance Sheet data for all years presented have been restated to reflect this.

(3)	During fiscal year 2003, Tektronix sold its optical parametric test business and accordingly, classified this as a discontinued operation. The Consolidated Statements of Operations and Balance Sheet data for all years presented have been restated to reflect this.

(4)	During fiscal year 2004, Tektronix sold the operations of the Gage Applied Sciences, Inc. subsidiary and accordingly, classified this as a discontinued operation. The Consolidated Statements of Operations and Balance Sheet data for all years presented have been restated to reflect this.

(5)	During fiscal year 2003, Tektronix acquired from Sony Corporation (“Sony”) its 50% interest in Sony/ Tektronix Corporation (“Sony/ Tektronix”) through redemption of Sony’s shares by Sony/ Tektronix for 8 billion yen or approximately $65.7 million at September 30, 2002. This transaction closed on September 30, 2002, at which time Tektronix obtained 100% ownership of Sony/ Tektronix. Tektronix accounted for its investment in Sony/ Tektronix under the equity method prior to this redemption. Acquisition related costs (credits), net, include direct costs (credits) associated with integrating the operations of this subsidiary. During the second quarter of fiscal year 2004, Tektronix restructured the Japan pension plans and recorded a net gain from the restructuring of $36.7 million. During the third quarter of fiscal year 2004, Tektronix sold property located in Shinagawa, Japan, and recorded a net gain of $22.5 million. Additionally during the third quarter of fiscal year 2004, Tektronix incurred an impairment loss of $3.1 million on assets held for sale located in Gotemba, Japan.

(6)	Business realignment costs represent actions to realign Tektronix’s cost structure in response to significant events and primarily include restructuring actions and impairment of assets resulting from reduced business levels. Restructuring actions taken during the fiscal years 2004, 2003 and 2002 were intended to reduce Tektronix’s worldwide cost structure across all major functions in response to the dramatic economic decline, which severely impacted markets into which Tektronix sells its products. During fiscal year 2000, Tektronix implemented a series of actions intended to further consolidate worldwide operations and transition Tektronix from a portfolio of businesses to a single business focused on test, measurement and monitoring.

(7)	On August 9, 1999, Tektronix announced that it had reached an agreement to sell substantially all of the operating assets of its Video and Networking division to the Grass Valley Group (“GVG”). During fiscal year 2000, Tektronix recorded pre-tax charges of $31.6 million for losses incurred or expected to be incurred in connection with the transaction. These charges were calculated based upon the excess of the estimated net book value of assets to be transferred over the proceeds received, as well as asset impairments incurred as a result of the sale. The companies closed the sale with a series of transactions in fiscal year 2000. The sale of the Video and Networking division did not meet the criteria to be recorded as a discontinued operation.

(8)	During fiscal year 2000, Tektronix recognized gains from the sale of fixed assets, largely land, office, warehouse and manufacturing facilities in the United States and Europe.

(9)	Non-operating income (expense), net, primarily includes interest income, interest expense and other gains and losses. Interest income increased significantly beginning in fiscal year 2000 from the cash proceeds received from the sale of CPID in that year.

(10)	During fiscal year 2003, Tektronix recorded a $12.5 million tax benefit resulting from the favorable settlement of IRS audits for Tektronix’s fiscal years 1998, 1999 and 2000. Before the impact of this $12.5 million tax benefit, Tektronix’s effective tax rate for fiscal year 2003 was 32%.

SELECTED HISTORICAL FINANCIAL DATA OF INET

      The following selected financial data as of December 31, 2003, 2002, 2001, 2000 and 1999, and for each of the five fiscal years then ended, have been derived from Inet’s consolidated financial statements, which have been audited by Ernst & Young LLP, Inet’s independent registered public accountants. The following selected financial data for each of the six-month periods ended June 30, 2004 and 2003 and as of June 30, 2004, have been derived from Inet’s unaudited condensed consolidated financial statements which include, in the opinion of Inet’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Inet for the periods and dates presented. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Inet, including the notes thereto, incorporated herein by reference. See “Where You Can Find More Information.”

INET TECHNOLOGIES, INC. AND SUBSIDIARIES

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Statement of operations data:
Total revenues	$55,902	$50,514	$103,819	$101,886	$107,015	$159,007	$109,983
Cost of revenues	17,218	16,708	34,126	39,325	43,599	41,208	31,755

Gross profit	38,684	33,806	69,693	62,561	63,416	117,799	78,228
Costs and expenses	31,935	26,545	54,482	54,309	67,759	66,561	43,476
Restructuring costs(1)	—	—	—	224	2,048	—	—
Loss (gain) on sale of assets(2)	6	3	4	10	26	6	(5,924)

Operating income (loss)	6,743	7,258	15,207	8,018	(6,417)	51,232	40,676
Non-operating income, net(3)	393	692	1,234	2,764	5,320	8,190	3,987

Earnings (loss) before taxes	7,136	7,950	16,441	10,782	(1,097)	59,422	44,663
Income tax (benefit) expense	2,043	2,424	4,750	3,173	(1,290)	19,901	14,962

Net earnings	$5,093	$5,526	$11,691	$7,609	$193	$39,521	$29,701

Earnings per share — basic	$0.13	$0.14	$0.30	$0.16	$0.00	$0.86	$0.68
Earnings per share — diluted	$0.13	$0.14	$0.30	$0.16	$0.00	$0.84	$0.66
Weighted average shares outstanding — basic	39,170	39,392	39,059	46,964	46,633	46,126	43,449
Weighted average shares outstanding — diluted	39,739	39,609	39,517	47,084	47,087	46,885	45,037

	As of	As of December 31,
	June 30,
	2004	2003	2002	2001	2000	1999

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$53,784	$118,527	$189,076	$154,889	$131,419	$127,903
Short-term investments	119,594	55,034	—	—	—	—
Working capital	173,096	165,464	182,459	170,116	167,161	123,909
Total assets	214,405	211,344	228,174	211,528	226,207	169,917
Stockholders’ equity(4)	185,134	177,624	197,956	188,483	185,420	133,423

(1)	Business restructuring costs of $0.2 million and $2.0 million were incurred in 2002 and 2001, respectively.

(2)	Loss (gain) on sale of assets have been reclassified from non-operating income, net, to operating income (loss) to conform with Tektronix’s presentation. During 1999, Inet recognized a pre-tax gain of $5.9 million from the sale of its wireless data product line.

(3)	Non-operating income, net, includes interest earned on cash and short-term investments and foreign translation gains and losses.

(4)	During 2003, Inet repurchased 9.0 million shares of its common stock for a total of $35.4 million.

SELECTED UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL DATA OF TEKTRONIX AND INET

      The following information is being provided to assist you in analyzing the financial aspects of the merger.

      The selected unaudited pro forma consolidated financial data is based upon the historical consolidated financial statements and notes thereto (as applicable) of Tektronix and Inet, which are incorporated by reference in this proxy statement/prospectus. The selected unaudited pro forma consolidated balance sheet data give pro forma effect to the merger as if the transaction had been completed on May 29, 2004 and combines Tektronix’s May 29, 2004 consolidated balance sheet with Inet’s June 30, 2004 unaudited consolidated balance sheet. The selected unaudited pro forma consolidated statement of operations data give pro forma effect to the merger as if it had been completed on June 1, 2003 and combine Tektronix’s consolidated statement of operations for the fiscal year ended May 29, 2004 and Inet’s unaudited statement of operations for the twelve calendar months ended June 30, 2004. The pro forma adjustments are subject to change pending a final analysis of fair values of the assets acquired, liabilities assumed and equity instruments issued, primarily common stock and stock options assumed. The impact of these changes could be material.

      The selected unaudited pro forma consolidated financial data is derived from the unaudited pro forma consolidated financial statements included elsewhere in this proxy statement/prospectus and should be read in conjunction with those statements and notes to these statements. See “Unaudited Pro Forma Consolidated Financial Statements.” The selected unaudited pro forma consolidated financial data is based upon the estimates and assumptions set forth in the introduction and notes in the Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. The pro forma adjustments (including estimates and assumptions) made in connection with the preparation of the pro forma information are preliminary and have been made solely for purposes of preparing the pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the SEC. The selected unaudited pro forma consolidated financial data does not purport to be indicative of the results of operations for future periods or the consolidated financial position or results that actually would have been realized for the periods presented had Tektronix and Inet been a single entity during these periods. The selected unaudited pro forma consolidated financial data does not give effect to any synergies, cost savings, or integration costs that may result from the integration of Tektronix’s and Inet’s businesses. Costs associated with the merger transactions related to restructuring and integration have not yet been determined.

      The following information should be read in conjunction with the historical financial statements and related notes contained in the annual, quarterly and other reports filed by Tektronix and Inet with the SEC. See “Where You Can Find More Information.”

Fiscal Year
Ended
May 29, 2004

(In thousands,
except per share data)
Statement of Operations Data:
Net sales	$1,029,827
Cost of sales	432,683

Gross profit	597,144
Research and development expenses	162,003
Selling, general and administrative expenses	307,566
Business realignment costs	22,765
Acquisition related credits, net	(51,025)
Amortization of acquisition related intangible assets	15,548
Loss on sale of assets	1,141

Operating income	139,146
Interest income	13,149
Interest expense	(2,208)
Other non-operating income, net	5,702

Earnings before taxes	155,789
Income tax expense	42,867

Net earnings from continuing operations	$112,922

Earnings per share from continuing operations — basic	$1.22
Earnings per share from continuing operations — diluted	$1.20
Weighted average shares outstanding — basic	92,393
Weighted average shares outstanding — diluted	93,822

As of
May 29,
2004

(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$32,795
Short-term marketable investments	210,550
Long-term marketable investments	388,534

Total cash and marketable investments	631,879
Working capital	291,551
Goodwill	317,472
Total assets	1,595,420
Long-term debt (excluding current installments)	496
Shareholders’ equity	1,097,958

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

      The following tables present income per share from continuing operations, dividends declared per share, and book value per share on a historical basis for each of Inet and Tektronix and on an unaudited pro forma combined basis per Inet equivalent share and per Tektronix share. The unaudited pro forma per share and share equivalent data gives effect to the proposed merger as a purchase under generally accepted accounting principles for the United States and assumes that the merger was effective as of the beginning of the periods presented.

      Because the number of shares of Tektronix common stock to be issued in the merger will not be known until shortly before the completion of the merger, Inet’s pro forma equivalent per share data cannot be computed at this time. Inet pro forma equivalent per share data presented below is calculated by multiplying Tektronix’s pro forma earnings, dividends, and book value per share by different possible representative exchange ratios. Each share of Inet common stock will also be entitled to receive cash consideration of $6.25 per share, subject to adjustment. See “The Merger — General — Cash Top-up.” The Inet pro forma equivalent per share data does not take into account the cash consideration.

      We urge you to read the information below together with the historical financial statements and related notes of Inet and Tektronix contained in each company’s periodic filings with the Securities and Exchange Commission incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 94 of this proxy statement/prospectus. The unaudited pro forma combined data below is presented for illustrative purposes only. The companies may have performed differently had they actually been combined during the periods presented below. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the proposed merger.

As of and for the
Fiscal Year Ended
May 29, 2004
or June 30, 2004
as Applicable(a)

Basic Earnings Per Share From Continuing Operations
Tektronix historical	$1.40
Inet historical	$0.29
Tektronix pro forma(b) at an exchange ratio of:
0.179(c)(i)	$1.23
0.197(d)(j)	$1.22
0.219(e)(k)	$1.21
Inet pro forma equivalent at an exchange ratio of:
0.179(c)	$0.22
0.197(d)	$0.24
0.219(e)	$0.27
Diluted Earnings Per Share From Continuing Operations
Tektronix historical	$1.37
Inet historical	$0.28
Tektronix pro forma(b)(f) at an exchange ratio of:
0.179(c)(i)	$1.21
0.197(d)(j)	$1.20
0.219(e)(k)	$1.19
Inet pro forma equivalent at an exchange ratio of:
0.179(c)	$0.22
0.197(d)	$0.24
0.219(e)	$0.26

As of and for the
Fiscal Year Ended
May 29, 2004
or June 30, 2004
as Applicable(a)

Dividends Per Share
Tektronix historical	$0.12
Inet historical	$—
Tektronix pro forma(g)	$0.12
Inet pro forma equivalent at an exchange ratio of:
0.179(c)	$0.02
0.197(d)	$0.02
0.219(e)	$0.03
Book Value Per Share at Period End
Tektronix historical	$10.34
Inet historical	$4.72
Tektronix pro forma(h) at an exchange ratio of:
0.179(c)(i)	$11.79
0.197(d)(j)	$11.95
0.219(e)(k)	$12.13
Inet pro forma equivalent at an exchange ratio of:
0.179(c)	$2.11
0.197(d)	$2.35
0.219(e)	$2.66

(a)	Tektronix’s historical and pro forma figures and Inet’s pro forma equivalent figures are provided for the fiscal year ended May 29, 2004. Inet’s historical figures are provided for the annualized period ended June 30, 2004.

(b)	Tektronix’s pro forma earnings per share was determined for the period shown after giving effect to appropriate pro forma adjustments (assuming completion of the merger as of June 1, 2003). Tektronix’s pro forma earnings per share excludes nonrecurring charges or credits directly attributable to the transaction. Tektronix’s pro forma earnings per share also excludes any revenue or cost-saving synergies. Therefore, the pro forma earnings per share for the period for Tektronix is less than its historical earnings per share because Inet’s incremental contribution to earnings per share is more than offset by amortization of intangible assets and unearned stock compensation, reduced interest income to Tektronix due to the cash portion of the merger consideration and the dilutive effect of Tektronix’s shares issued as merger consideration.

(c)	0.179 is the exchange ratio that results if the Tektronix average price is greater than or equal to $34.83.

(d)	The exchange ratio 0.197 is shown here for presentation purposes because it is the exchange ratio which results from a Tektronix average price of $31.66, the mid-point of the range of the Tektronix average prices between $34.83 and $28.50. The exchange ratio for a Tektronix average price in this range is calculated by dividing $6.25 by the Tektronix average price.

(e)	0.219 is the exchange ratio that results if the Tektronix average price is less than or equal to $28.50.

(f)	Also includes the dilutive effects of common stock equivalents to be issued in connection with the merger.

(g)	Pro forma cash dividends represent the Tektronix historical amount declared quarterly on a per share basis.

(h)	Tektronix’s pro forma book value per share was determined for each period shown as of the end of each respective period after giving effect to transaction-related expenses and other pro forma adjustments.

(i)	Assumes that 7.0 million shares of Tektronix common stock are required to be issued in exchange for 39.3 million shares of Inet common stock as of June 30, 2004, based on an exchange ratio of 0.179 and a Tektronix common stock price of $34.83 per share. The stock price of $34.83 is used in this calculation because it corresponds to the lowest Tektronix average price at which the exchange ratio of 0.179 is set for all higher Tektronix average prices.

(j)	Assumes that 7.7 million shares of Tektronix common stock are required to be issued in exchange for 39.3 million shares of Inet common stock as of June 30, 2004, based on an exchange ratio of 0.197 and a Tektronix common stock price of $31.66 per share. The stock price of $31.66 is used in this calculation because it corresponds to the Tektronix average price used to determine the exchange ratio of 0.197 (see footnote (d) above).

(k)	Assumes that 8.6 million shares of Tektronix common stock are required to be issued in exchange for 39.3 million shares of Inet common stock as of June 30, 2004, based on an exchange ratio of 0.219 and a Tektronix common stock price of $28.50 per share. The stock price of $28.50 is used in this calculation because it corresponds to the highest Tektronix average price at which the exchange ratio of 0.219 is set for all lower Tektronix average prices.

COMPARATIVE STOCK PRICES

      Tektronix common stock is listed and traded on the New York Stock Exchange under the symbol “TEK.” Inet common stock is listed on the NASDAQ Stock Market under the symbol “INET.” The following table sets forth, for the fiscal quarters of Tektronix indicated, the high and low sales prices per share of Tektronix common stock as reported by the New York Stock Exchange and the high and low bid quotations per share for Inet common stock as reported by the NASDAQ Stock Market.

	Tektronix		Inet

	High	Low	High	Low

Tektronix Fiscal Year Ended May 31, 2003
First fiscal quarter	$20.43	$16.40	$10.25	$4.00
Second fiscal quarter	20.23	14.64	6.40	4.15
Third fiscal quarter	20.30	15.65	8.25	4.76
Fourth fiscal quarter	21.30	15.99	9.55	5.78
Tektronix Fiscal Year Ended May 29, 2004
First fiscal quarter	$23.64	$20.04	$13.80	$8.91
Second fiscal quarter	27.68	23.31	16.00	11.27
Third fiscal quarter	34.89	26.24	17.20	11.09
Fourth fiscal quarter	34.27	28.13	13.98	8.73

      On June 29, 2004, the last trading day before the announcement of the execution of the merger agreement, the last sales price of Tektronix common stock reported by the New York Stock Exchange was $34.94 per share and the last sales price of Inet common stock reported by the NASDAQ Stock Market was $10.70 per share. On August 26, 2004, the most recent practicable trading day before the printing of this proxy statement/prospectus, the last sales price of Tektronix common stock reported by the New York Stock Exchange was $29.36 per share and the last sales price of Inet common stock reported by the NASDAQ Stock Market was $12.13 per share. The market prices of shares of Tektronix common stock and Inet common stock are subject to fluctuation. As a result, Inet stockholders are urged to obtain current market quotations.

Tektronix Dividend Policy

      Tektronix has paid quarterly dividends on its common stock of $0.04 per share since November 2003. Tektronix may or may not pay dividends in the future and, if dividends are paid, Tektronix may pay more or less than $0.04 per share per quarter.

Inet Dividend Policy

      Inet has never paid cash dividends on its common stock and does not intend to pay cash dividends on its common stock in the foreseeable future.

RISK FACTORS

      By voting in favor of the adoption and approval of the merger agreement, you will be choosing to invest in shares of Tektronix common stock. An investment in shares of Tektronix common stock involves risk. In deciding whether to vote in favor of the merger agreement, we urge you to consider all of the information we have included in this document and its annexes and all of the information included in the documents incorporated by reference. See “Where You Can Find More Information” beginning on page 94 of this proxy statement/prospectus.

      In addition, we urge you to pay particular attention to the following risks related to the merger and risks related to Tektronix’s business and the business of the combined company following the merger.

Risks Related to the Merger

Because the market price of Tektronix common stock will fluctuate, you cannot be certain of the precise value of the merger consideration that Inet stockholders will receive in the merger.

      You cannot be certain of the precise value of the merger consideration to be received at the effective time of the merger. Upon completion of the merger, each share of Inet common stock will be converted into the right to receive $6.25 plus a fractional share of Tektronix common stock based on an exchange ratio. Depending on the price of Tektronix common stock during the five trading days ending on the trading day immediately before the closing date, the exchange ratio may be fixed or variable. If the five-day average closing price of Tektronix common stock as of the trading day immediately before the closing date is equal to or greater than $28.50 and equal to or less than $34.83 per share, then the exchange ratio is variable in a manner intended to provide Inet stockholders with a consistent per share value, when combined with the cash consideration of $6.25, of $12.50 per Inet share. However, if the five-day average closing price of Tektronix common stock as of the trading day immediately before the closing date is less than $28.50 or greater than $34.83, then the exchange ratio is fixed. Specifically, if the five-day average closing price of Tektronix common stock as of the trading day immediately before the closing date is less than $28.50, the exchange ratio will be fixed at 0.219 shares of Tektronix common stock for each share of Inet common stock. If the five-day average closing price of Tektronix common stock as of the trading day immediately before the closing date is greater than $34.83, the exchange ratio will be fixed at 0.179 shares of Tektronix common stock for each share of Inet common stock. Accordingly, at the time of the special meeting, you will not know the exact value of the stock consideration to be received. See “The Merger — General — Exchange Ratio” for a table that illustrates the implied value of the merger consideration assuming various hypothetical reference prices.

      The prices of Inet common stock and Tektronix common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement/ prospectus and on the date of the special meeting. Stock price changes may result from a variety of factors that are beyond the control of Tektronix and Inet, including general market and economic conditions. In addition, there will be a time period between the completion of the merger and the time at which former Inet stockholders actually receive stock certificates evidencing the Tektronix common stock. Until stock certificates are received, former Inet stockholders may not be able to sell their Tektronix shares in the open market and, therefore, would not be able to avoid losses resulting from any decrease in the trading price of Tektronix common stock during this period.

In some cases, the amount of cash Inet stockholders will receive in the merger may be adjusted.

      If the five-day average closing price of Tektronix common stock as of the trading day immediately before the closing date is less than $31.66 but equal to or greater than $28.50, then Tektronix has the right, in its sole discretion, to adjust upward the amount of cash payable to the Inet stockholders (with a corresponding decrease in the value of Tektronix common stock to be issued to Inet stockholders), so long as the aggregate value of the stock portion of the merger consideration constitutes at least 45% of the total merger consideration.

      In addition, if the aggregate value of the shares of Tektronix common stock issuable in the merger is less than 45% of the aggregate value of the total merger consideration, then the allocation of the merger consideration between cash and stock may be adjusted so that the aggregate value of the stock is equal to 45% of the total merger consideration.

The market price for Tektronix common stock may be affected by factors different from those affecting the shares of Inet.

      Upon completion of the merger, holders of Inet common stock will become holders of Tektronix common stock. Tektronix’s businesses differ from those of Inet, and accordingly the results of operations of the combined company will be affected by factors different from those that affect the results of operations of Inet before the merger. For a discussion of the businesses of Inet and Tektronix and of factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” at page 94.

The merger may fail to qualify as a “reorganization” for federal U.S. income tax purposes, possibly resulting in your recognition of more taxable gain in respect of your Inet shares than would be the case if the merger qualifies as a “reorganization.”

      Assuming various conditions are met, Tektronix and Inet intend that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, as amended (the “Code”). Although the Internal Revenue Service, or IRS, will not provide a ruling on the matter, assuming various conditions are met each company intends to obtain a legal opinion from its tax counsel that the merger will constitute a “reorganization” for U.S. federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a “reorganization,” then you may recognize more taxable gain for U.S. federal income tax purposes in the year of the merger as a result of the merger than if the merger qualifies as a “reorganization.”

The U.S. federal income tax consequences of the merger for Inet stockholders will depend upon the value of the merger consideration received and can be adversely affected if the value of Tektronix stock declines to certain levels as of the closing.

      The U.S. federal income tax consequences of the merger to you will depend upon a variety of factors, including the value of the shares of Tektronix common stock you receive as part of the merger consideration. To qualify as a “reorganization” under Section 368(a) of the Code, the merger must satisfy certain requirements including, among others, the “continuity of interest” requirement contained in applicable tax regulations. There is no “bright line” test for determining whether the “continuity of interest” requirement has been met. If the value of Tektronix common stock as of the closing has fallen below a particular level (which can vary, depending upon the number of Inet stockholders who seek to exercise appraisal rights, if any), counsel will be unable to deliver these tax opinions but the parties may nonetheless elect to proceed with the transaction notwithstanding the enhanced likelihood that the merger may be fully taxable to Inet stockholders. If the merger fails to qualify as a “reorganization,” then an Inet stockholder may be required to recognize more taxable gain in the year of the merger as a result of the merger than if the merger qualifies as a “reorganization.” For a detailed discussion of the tax consequences of the merger to Inet stockholders generally, see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences” beginning on page 58.

The need for governmental approvals may prevent or delay the completion of the merger or may diminish the benefits of the merger.

      As a condition to completing the merger, Tektronix and Inet are required to report the merger to antitrust regulatory agencies in the U.S., Germany, Brazil, and Portugal and in the case of the U.S., Germany and Portugal, either the approval of the relevant agencies must be obtained or the applicable waiting period must expire before the merger can be completed. On August 3, 2004, the FTC notified Tektronix and Inet that it and the Justice Department had granted early termination of the waiting period in the U.S. under the HSR Act. Although the waiting period has terminated, at any time before or after the effective time of the merger, the Justice Department, the FTC or others could take action under federal or state antitrust laws with respect to the merger, including seeking to enjoin the completion of the merger, to unwind the merger, or to require the divestiture of a portion of Tektronix’s or Inet’s assets. On August 12, 2004, the merger was approved by Germany’s antitrust authority. The merger is currently under review in Brazil and Portugal. The approval of the Brazilian regulatory authority is not required prior to closing. The first phase review period in Portugal ends September 13, 2004. The parties will be able to complete the merger if that period ends without a further request for information from the Portugese regulatory authority. A more detailed discussion of the regulatory requirements applicable to the merger is set forth under the section entitled “The Merger — Governmental and Regulatory Approvals” beginning on page 57.

Tektronix may be unable to successfully integrate Inet’s operations and retain key Inet employees.

      The merger involves the integration of two companies that previously operated independently. Although the businesses of the two companies are complementary, the integration of the departments, systems, business units, operating procedures and information technologies of Tektronix and Inet will present a significant challenge to management. We do not assure you that Tektronix will be able to integrate and manage these operations effectively or maintain or improve the historical financial performances of Tektronix and Inet. The failure to successfully integrate these systems and procedures could have a material adverse effect on the results of operations and financial condition of the combined company.

      The difficulties of combining the companies’ operations include:

•	the necessity of coordinating geographically separated organizations;

•	integrating personnel with diverse business backgrounds;

•	integrating Inet’s technology and products;

•	combining different corporate cultures;

•	retaining key employees;

•	maintaining customer satisfaction and current bid processes;

•	maintaining product development schedules;

•	coordinating sales and marketing activities; and

•	preserving important distribution relationships.

      The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The integration of the two companies will require the experience and expertise of many of Inet’s key employees. We do not assure you, however, that Tektronix will be successful in retaining these employees for the time period necessary to successfully integrate Inet’s operations with those of Tektronix. Tektronix may need to reassign key employees to manage Inet’s operations, which could have a negative impact on Tektronix’s operations. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have a material adverse effect on the business and results of operations of the combined company.

Tektronix may be unable to realize the expected cost savings and other synergies from the merger.

      Even if Tektronix is able to integrate the operations of Inet successfully, we do not assure you that this integration will result in the realization of the full benefits of the cost savings, synergies or revenue enhancements that Tektronix expects to result from this integration or that these benefits will be achieved within the timeframe that Tektronix expects. The cost savings and other synergies from the merger may be offset by costs incurred in integrating Inet’s operations, as well as by increases in other expenses, by operating losses or by problems with Tektronix’s or Inet’s businesses unrelated to the merger.

Former Inet stockholders will have limited ability to influence Tektronix’s actions and decisions following the merger.

      Following the merger, former Inet stockholders will hold less than 10% of the outstanding shares of Tektronix common stock. As a result, former Inet stockholders will have only limited ability to influence Tektronix’s business. Former Inet stockholders will not have separate approval rights with respect to any actions or decisions of Tektronix or have separate representation on Tektronix’s board of directors.

Risks Related to the Combined Company

The pro forma financial data included in this proxy statement/ prospectus is preliminary and the combined company’s actual financial position and results of operations may differ significantly and adversely from the pro forma amounts included in this proxy statement/ prospectus.

      Because of the proximity of this proxy statement/prospectus to the date of the announcement of the proposed merger, the process of valuing Inet’s tangible and intangible assets and liabilities, as well as evaluating Inet’s accounting policies for consistency with Tektronix’s accounting policies is still in the very preliminary stages. Material revisions to current estimates could be necessary as the valuation process and accounting policy review are finalized.

      The unaudited pro forma operating data contained in this proxy statement/prospectus is not necessarily indicative of the results that actually would have been achieved had the proposed merger been completed at the beginning of the period indicated or that may be achieved in the future. We provide no assurances as to how the operations and assets of both companies would have been run if they had been combined during the period indicated, or how they will be run in the future, which, together with other factors, could have a significant adverse effect on the results of operations and financial position of the combined company.

Tektronix competes in a highly cyclical market.

      Tektronix’s business depends on capital expenditures of manufacturers in a wide range of industries, including the telecommunications, semiconductor, and computer industries. Each of these industries has historically been very cyclical and has experienced periodic downturns, which have had a material adverse impact on the industries’ demand for equipment and services manufactured and marketed by Tektronix. In particular, the telecommunications industry, including but not limited to the optical segment, has experienced a more dramatic decline than other industries. In addition, the severity and length of the downturn may also affect overall access to capital, which could adversely affect Tektronix’s customers across many industries. During periods of reduced and declining demand, Tektronix may need to rapidly align its cost structure with prevailing market conditions while at the same time motivating and retaining key employees.

The industries Tektronix serves experience rapid changes in technology.

      Tektronix sells its products to customers that participate in rapidly changing high technology markets, which are characterized by short product life cycles. Tektronix’s ability to deliver a timely flow of competitive new products and market acceptance of those products, as well as the ability to increase production or to develop and maintain effective sales channels, is essential to growing the business. Because Tektronix sells test, measurement and diagnostic products that enable its customers to develop new technologies, Tektronix must accurately anticipate the ever-evolving needs of those customers and deliver appropriate products and technologies at competitive prices to meet customer demands. Tektronix’s ability to deliver those products could be affected by engineering or other development program delays as well as the availability of parts and supplies from third party providers on a timely basis and at reasonable prices. Failure to deliver competitive products in a timely manner and at a reasonable price could have an adverse effect on Tektronix’s results of operations, financial condition or cash flows.

Competition is intense, may intensify and could result in increased downward pricing pressure, reduced margins and the loss of market share.

      In general, Tektronix competes with a number of companies in specialized areas of other test and measurement products and one large broad line measurement products supplier, Agilent Technologies. Other competitors include Acterna Corporation, Anritsu, LeCroy Corporation, Spirent, Yokogawa and many other smaller companies. Competition in Tektronix’s business is based primarily on product performance, technology, customer service, product availability and price. Some of Tektronix’s competitors may have greater resources to apply to each of these factors and in some cases have built significant reputations with the customer base in each market in which Tektronix competes. Tektronix faces pricing pressures that may have an adverse impact on its earnings. If Tektronix is unable to compete effectively on these and other factors, it could have a material adverse effect on its results of operations, financial condition or cash flows. In addition, Tektronix enjoys a leadership position in certain core product categories, and continually develops and introduces new products designed to maintain that leadership, as well as to penetrate new markets. Failure to develop and introduce new products that maintain a leadership position or that fail to penetrate new markets may adversely affect operating results.

Tektronix obtains various key components from sole and limited source suppliers.

      Tektronix’s manufacturing operations are dependent on the ability of suppliers to deliver quality components, subassemblies and completed products in time to meet critical manufacturing and distribution schedules. Tektronix periodically experiences constrained supply of component parts in some product lines as a result of strong demand in the industry for those parts. Those constraints, if persistent, may adversely affect operating results until alternate sourcing can be developed. Volatility in the prices of these component parts, an inability to secure enough components at reasonable prices to build new products in a timely manner in the quantities and configurations demanded or, conversely, a temporary oversupply of these parts, could adversely affect Tektronix’s future operating results. In addition, Tektronix uses sole sourced components, which are integral to a variety of products. Disruption in key sole sourced suppliers could have a significant adverse effect on Tektronix’s results of operations.

A significant portion of Tektronix’s revenues have historically come from international customers, and, as a result, Tektronix’s business may be harmed by political and economic conditions in foreign markets and the challenges associated with operating internationally.

      Tektronix maintains operations in four major geographies: the Americas, including the United States and Other Americas, including Mexico, Canada and South America; Europe, including Europe, Russia, the Middle East and Africa; the Pacific, including China, India, Korea and Singapore; and Japan. During the last fiscal year, more than half of Tektronix’s revenues and Inet’s revenues were from international sales. In addition, some of Tektronix’s manufacturing operations and key suppliers are located in foreign countries, including China, where Tektronix expects to further expand its operations. As a result, the business is subject to the worldwide economic and market conditions risks generally associated with doing business globally, such as fluctuating exchange rates, the stability of international monetary conditions, tariff and trade policies, domestic and foreign tax policies, foreign governmental regulations, political unrest, wars and other acts of terrorism, epidemic disease or other health concerns and changes in other economic or political conditions. These factors, among others, could influence Tektronix’s ability to sell in global markets, as well as its ability to manufacture products or procure supplies. A significant downturn in the global economy or a particular region could adversely affect Tektronix’s results of operations, financial position or cash flows.

Tektronix’s success depends on its ability to maintain and protect its intellectual property and the intellectual property licensed from others.

      As a technology-based company, Tektronix’s success depends on developing and protecting its intellectual property. Tektronix relies generally on patent, copyright, trademark and trade secret laws in the United States and abroad. Electronic equipment as complex as most of Tektronix’s products, however, is generally not patentable in its entirety. Tektronix also licenses intellectual property from third parties and relies on those parties to maintain and protect their technology. Tektronix cannot be certain that actions it takes to establish and protect proprietary rights will be adequate, particularly in countries where intellectual property rights are not highly developed or protected. If Tektronix is unable to adequately protect its technology, or if Tektronix is unable to continue to obtain or maintain licenses for protected technology from third parties, it could have a material adverse affect on Tektronix’s results of operations, financial position or cash flows. From time to time in the usual course of business, Tektronix receives notices from third parties regarding intellectual property infringement or takes action against others with regard to intellectual property rights. Even where Tektronix is successful in defending or pursuing infringement claims, it may incur significant costs. In the event of a successful claim against Tektronix, it could lose its rights to needed technology or be required to pay license fees for the infringed rights, either of which could have an adverse impact on its business.

Tektronix is subject to environmental regulations.

      Tektronix is subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of its hazardous chemicals used during its manufacturing process. Tektronix closed a licensed hazardous waste management facility at its Beaverton, Oregon campus and entered into a consent order with the Oregon Department of Environmental Quality requiring certain remediation actions. If Tektronix fails to comply with the consent order or any present or future regulations, it could be subject to future liabilities or the suspension of production. In addition, environmental regulations could restrict its ability to expand its facilities or could require Tektronix to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

Tektronix’s stock price can be volatile.

      The price of Tektronix’s common stock may be subject to wide, rapid fluctuations. Those fluctuations may be due to factors specific to Tektronix, such as changes in operating results or changes in analysts’ estimates regarding earnings. Fluctuations in the stock price may also be due to factors relating to the telecommunications, semiconductor, and computer industries or to the securities markets in general. Fluctuations in the stock price have often been unrelated to the operating performance of the specific companies whose stocks are traded. Shareholders should be willing to incur the risk of fluctuations in Tektronix’s stock price.

Sony/Tektronix Corporation Acquisition

      The acquisition by Tektronix of Sony Corporation’s 50% interest in Sony/ Tektronix Corporation was completed at the end of September 2002. Upon completion of the transaction, Tektronix’s ownership of Sony/ Tektronix increased from 50% to 100%, and Tektronix is now exposed to a greater financial impact from Sony/ Tektronix operations located in Japan. In addition, the operation of Sony/ Tektronix as a wholly owned business involves additional risks, including integration costs and operational risks following the acquisition and the risks of doing business as a foreign owner in Japan.

Discontinuation of Rohde and Schwarz Distribution Agreement

      Tektronix will no longer distribute Rohde and Schwarz’ products after June 1, 2004. Discontinuation of this distribution agreement will result in the loss of the associated revenue and gross profit. While Tektronix has implemented specific actions to offset the associated decrease in gross profit by reducing and redirecting certain costs, there is a risk that these targeted actions will not be achieved or that it may take longer to achieve these actions than originally anticipated or involve additional risks that were not foreseen by Tektronix.

Tektronix faces other risk factors.

      Other risk factors include but are not limited to changes in the mix of products sold, regulatory and tax legislation, changes in effective tax rates, inventory risks due to changes in market demand or Tektronix’s business strategies, potential litigation and claims arising in the normal course of business, credit risk of customers, the fact that a substantial portion of Tektronix’s sales are generated from orders received during each quarter, risks associated with the implementation of new information systems, significant modifications to existing information systems, the susceptibility of assets in Tektronix’s pension plans to market risk and other risk factors.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

      Some of the statements contained or incorporated by reference in this proxy statement/ prospectus, including those relating to Tektronix’s and Inet’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements include the information concerning possible or assumed future results of operations of Tektronix and Inet as set forth under “Questions and Answers About the Merger,” “Summary,” “Selected Unaudited Pro Forma Consolidated Financial Data,” “The Merger — Recommendation of the Inet Board; Reasons for the Merger,” “The Merger — Opinion of Morgan Stanley” and “The Merger — Tektronix’s Reasons for the Merger.” These statements are not historical facts but instead represent only Tektronix’s and Inet’s expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, which may include the risk factors set forth above and other market, credit or counterparty, liquidity, legal and operational uncertainties discussed elsewhere in this document and the documents which are incorporated herein by reference.

      Tektronix’s and Inet’s actual results and financial condition may differ, perhaps materially, from the anticipated results and financial condition in any forward-looking statements and, accordingly, readers are cautioned not to place undue reliance on those statements.

      For more information concerning factors that could affect Tektronix’s and Inet’s future results and financial conditions, see “Risk Factors” in this proxy statement/prospectus and “Management’s Discussion and Analysis” in Tektronix’s 2004 Annual Report on Form 10-K, Inet’s 2003 Annual Report on Form 10-K and Inet’s most recent Quarterly Report on Form 10-Q, which are incorporated by reference. Tektronix and Inet undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

THE SPECIAL MEETING

General; Date; Time and Place

      This proxy statement/ prospectus is being provided by, and the enclosed proxy is solicited by and on behalf of, Inet’s board of directors for use at a special meeting of Inet stockholders.

      The special meeting is scheduled to be held at 8:30 a.m., Central Time, on [                    ], [                    ], 2004, at our corporate headquarters located at 1500 North Greenville Avenue, Richardson, Texas.

Purpose of the Special Meeting

      The purposes of the special meeting are:

•	to consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of June 29, 2004, among Tektronix, Inc., Impala Merger Corp., Impala Acquisition Co. LLC and Inet Technologies, Inc., and the transactions contemplated thereby, including the merger of Impala Merger Corp. with and into Inet Technologies, Inc.;

•	to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement proposal; and

•	to transact any other business that is properly brought before the special meeting.

Record Date; Voting Power

      Only holders of shares of Inet common stock as of the close of business on August 27, 2004, which is the record date for the special meeting, will be entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Each share of Inet common stock is entitled to one vote at the special meeting.

Required Vote; Voting Agreements; Quorum

      The affirmative vote of a majority of the outstanding shares of Inet common stock as of the record date is required to approve and adopt the merger agreement and the merger. To approve the adjournment proposal, a majority of the votes cast, which only includes “FOR” and “AGAINST” votes, must be in favor of the proposal. As of the record date, there were [                    ] shares of Inet common stock outstanding.

      Each of Messrs. Elie S. Akilian, Inet’s President and Chief Executive Officer, and Samuel S. Simonian, Inet’s Chairman of the Board, are parties to a voting agreement, in which they agreed to vote their shares of Inet common stock at the special meeting in favor of the merger agreement and merger and against any competing proposal. As of the record date, these stockholders held 15,485,616 shares obligated to vote at the special meeting, which is approximately 39.1% of all shares entitled to vote at the special meeting. For a more detailed description of the voting agreement, see “The Merger — Voting Agreements.”

      Because the required vote of the stockholders with respect to the merger agreement is based upon the total number of outstanding shares of Inet common stock, the failure to submit a proxy card (or to vote in person at the special meeting) or the abstention from voting by a stockholder will have the same effect as a vote against approval and adoption of the merger agreement. For purposes of the adjournment proposal, abstentions and broker non-votes are not counted as votes cast, and, therefore, generally have no effect on the outcome of that proposal. Brokers holding shares of Inet common stock as nominees will not have discretionary authority to vote shares in the absence of instructions from the beneficial owners thereof, so the failure to provide voting instructions to your broker will also have the same effect as a vote against the merger agreement.

      The holders of a majority of the shares of the Inet common stock outstanding on the record date must be present, either in person or by proxy, at the special meeting to constitute a quorum. In general, abstentions and broker non-votes are counted as present or represented at the special meeting for the purpose of determining a quorum for the special meeting.

      The obligation of Inet and Tektronix to complete the merger is subject to, among other things, the condition that the Inet stockholders approve and adopt the merger agreement. If Inet’s stockholders fail to approve and adopt the merger agreement by December 31, 2004, Tektronix and Inet will each have the right to terminate the merger agreement. See “The Merger Agreement — Termination.”

How to Vote

      A stockholder may vote in person at the special meeting or by proxy without attending the special meeting. To vote by proxy, a stockholder must complete the enclosed proxy card, sign and date it and return it in the enclosed postage prepaid envelope.

      A proxy card is enclosed for use by Inet stockholders. The board of directors of Inet requests that stockholders sign and return the proxy card in the accompanying envelope. No postage is required if mailed within the United States. If you have questions about the merger, including procedures for voting your shares, you should contact D.F. King & Co., Inc., which is assisting Inet in the solicitation of proxies, as follows:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Toll-free: 1-800-628-8536

Revocation of Proxy

      All properly executed proxies that are not revoked will be voted at the special meeting as instructed on those proxies. Proxies containing no instructions will be voted in favor of the merger agreement and the merger. A stockholder who executes and returns a proxy may revoke it at any time before it is voted. A proxy may be revoked by either:

•	giving written notice of revocation;

•	executing and returning a new proxy bearing a later date; or

•	attending the special meeting and voting in person.

      Revocation of a proxy by written notice or execution of a new proxy bearing a later date should be submitted to Mark H. Kleinman, Vice President, General Counsel and Secretary, Inet Technologies, Inc., 1500 N. Greenville Avenue, Richardson, Texas 75081, or by attending the special meeting and voting in person.

Expenses of Solicitation

      Inet and Tektronix will each bear one-half of the costs of soliciting proxies from Inet’s stockholders, including the costs of printing and mailing this proxy statement/prospectus, and the costs of filing Tektronix’s registration statement on Form S-4 with the Securities and Exchange Commission. In addition to soliciting proxies by mail, directors, officers and employees of Inet, without receiving additional compensation therefor, may solicit proxies by telephone, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by them, and Inet will reimburse those brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. In addition, D.F. King & Co., Inc. has been retained by Inet to assist in the solicitation of proxies. D.F. King & Co., Inc. may contact holders of shares of Inet common stock by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to beneficial owners of shares of Inet common stock. D.F. King & Co.,

Inc. will receive reasonable and customary compensation for its services (estimated at $30,000) and will be reimbursed for specified reasonable out-of-pocket expenses.

Proposal to Approve Adjournment of Special Meeting

      Inet is submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to adopt and approve the merger agreement and the merger at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Inet may not have received sufficient votes to adopt and approve the merger agreement by the time of the special meeting. In that event, Inet would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite stockholder approval to adopt and approve the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy.

      To allow the proxies that have been received by Inet at the time of the special meeting to be voted for an adjournment, if necessary, Inet is submitting a proposal to approve one or more adjournments to Inet stockholders for their consideration. Under Inet’s bylaws, approval of the adjournment proposal requires the affirmative vote of holders of a majority of the shares of Inet common stock who cast “FOR” and “AGAINST” votes at the special meeting, even if a quorum is not present at the meeting. With respect to broker non-votes, we believe that brokers or other nominees who hold shares of Inet common stock in “street name” accounts do not have the discretionary authority to vote to approve any adjournment of the special meeting without appropriate instructions from the beneficial owner. If your shares are held in street name and you fail to instruct your broker on how to vote with respect to the adjournment proposal, those Inet stockholders who vote “FOR” or “AGAINST” the adjournment proposal will decide whether to adopt that proposal and your shares will have no effect on the outcome of the proposal. An abstention as to this proposal will have no effect on whether it is adopted.

      The Inet board recommends that Inet stockholders vote “FOR” the adjournment proposal so that proxies may be used for that purpose, should it become necessary. Properly executed proxies will be voted “FOR” the adjournment proposal, unless otherwise noted on the proxies. Under Delaware law and Inet’s bylaws, if Inet adjourns the special meeting to another time or place, it need not give notice of the adjourned meeting so long as, in connection with the adjournment, it announces the time and place of the adjourned meeting. If Inet fixes a new record date for the special meeting or if the adjournment is for more than 30 days, then Inet must provide stockholders of record on the applicable record date notice of the adjourned meeting.

      The Inet board retains full authority pursuant to Delaware law and Inet’s bylaws to adjourn the special meeting for any other purpose, including the absence of a quorum, or to postpone the special meeting before it is convened, without the consent of any Inet stockholder.

Miscellaneous

      Inet does not expect that any matter other than the adoption and approval of the merger agreement and the merger and the adjournment proposal will be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on those matters in accordance with their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the special meeting.

Inet Board Recommendation

      On June 29, 2004, by unanimous vote, the Inet board of directors:

•	determined that the merger agreement and the transactions contemplated by the merger agreement are advisable to its stockholders;

•	approved the merger agreement; and

•	resolved to recommend that its stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement.

      The Inet board of directors recommends a vote “FOR” approval and adoption of the merger agreement and the merger and “FOR” the adjournment proposal.

THE MERGER

General

      On June 29, 2004, Inet’s board of directors and Tektronix’s board of directors each approved the merger agreement, which provides for the acquisition by Tektronix of Inet through a merger of Impala Merger Corp., a newly formed and wholly owned subsidiary of Tektronix, with and into Inet, with Inet continuing as the surviving corporation. This merger will be immediately followed by the merger of the surviving corporation of the Impala Merger Corp./ Inet merger with and into Impala Acquisition Co. LLC, a newly formed and wholly owned subsidiary of Tektronix. After the second merger, Impala Acquisition Co. LLC will be the surviving entity and will remain a wholly owned subsidiary of Tektronix. Upon completion of the initial merger, each share of Inet common stock will be converted into the right to receive $6.25 in cash and a fraction of a share of Tektronix common stock equal to the “exchange ratio.” The exchange ratio is determined by reference to the “Tektronix average price,” which is the average of the closing sale prices per share of Tektronix common stock as reported on the NYSE consolidated transaction reporting system for the five consecutive trading days ending on the trading day before the closing date of the merger.

      Exchange Ratio. If the Tektronix average price is greater than or equal to $34.83, then the exchange ratio will be the number obtained by dividing $6.25 by $34.83, or 0.179. If the Tektronix average price is equal to or less than $28.50, then the exchange ratio will be the number obtained by dividing $6.25 by $28.50, or 0.219. If the Tektronix average price is greater than the $28.50 and less than $34.83, the exchange ratio will be calculated by dividing $6.25 by the Tektronix average price.

      The following table shows the exchange ratio and the implied value of the merger consideration into which one share of Inet common stock would be converted in the merger at various hypothetical reference prices:

Tektronix			Implied Value of	Implied Total
Average Price(1)	Cash(2)	Exchange Ratio(2)	Stock Consideration(3)	Value

$36.00	$6.25	0.179	$6.44	$12.69
$35.00	$6.25	0.179	$6.27	$12.52
$34.83	$6.25	0.179	$6.25	$12.50
$33.00	$6.25	0.189	$6.25	$12.50
$32.00	$6.25	0.195	$6.25	$12.50
$31.66	$6.25	0.197	$6.25	$12.50
$30.00	$6.25	0.208	$6.25	$12.50
$29.00	$6.25	0.216	$6.25	$12.50
$28.50	$6.25	0.219	$6.25	$12.50
$28.00	$6.25	0.219	$6.13	$12.38
$27.00	$6.25	0.219	$5.91	$12.16

(1)	The average of the closing sale prices per share of Tektronix common stock on the NYSE for the five consecutive trading days ending on the trading day immediately before the closing date of the merger.

(2)	Assumes that Tektronix does not exercise its cash top-up right and that the 45% Condition is satisfied.

(3)	For illustrative purposes, the market value of the Tektronix common stock on the closing date of the merger is assumed to be equal to the Tektronix average price. The actual sales price of Tektronix common stock on the closing date of the merger may be greater or less than the Tektronix average price.

      Stockholders will not receive any fractional shares of Tektronix common stock in the merger. Instead of any fractional shares, stockholders will be paid cash in lieu of their fractional shares based on the closing price of Tektronix common stock on the closing date of the merger.

      For example, if the Tektronix average price were $29.36, which was the closing price of Tektronix common stock on August 26, 2004, the exchange ratio would be 0.213 and an Inet stockholder owning 100 shares of Inet common stock would receive total consideration with an implied value at closing of $1,250.37, consisting of $625.00 in cash, 21 shares of Tektronix common stock, and $8.81 in cash instead of fractional shares. If the reference price were $34.94, which was the closing sale price for Tektronix common stock on June 29, 2004, the last trading day before the public announcement of the transaction, the exchange ratio would be 0.179 and a Inet stockholder owning 100 shares of Inet common stock would receive total consideration with an implied value at closing of $1,250.43, consisting of $625.00 in cash, 17 shares of Tektronix common stock, and $31.45 in cash instead of fractional shares. Each of these examples assumes that the Tektronix average price is the same as the closing sale price of Tektronix common stock on the closing date of the merger.

      Cash Top-up. If at the closing of the transaction, the Tektronix average price is less than $31.66 and greater than or equal to $28.50, Tektronix may elect, in its sole discretion, to increase the cash portion of the merger consideration and correspondingly reduce the exchange ratio. The additional cash to be received as merger consideration is referred to as the “additional cash amount.” Tektronix’s right to substitute additional cash in place of stock cannot be exercised if and to the extent it would result in a failure to meet the 45% Condition described below. Subject to the 45% Condition, the additional cash amount per share is calculated using the following formula:

A((6.25/A) - 0.197)

where A = the Tektronix average price.

      If the cash top-up is exercised, in all instances the exchange ratio will be 0.197.

      The following table shows the effect of the cash-top up on the cash and stock portions of the merger consideration before and after a cash top-up election is made.

	Before Cash Top-up Election			After Cash Top-up Election

Tektronix		Original				New
Average		Exchange	Implied			Exchange	Implied
Price	Total Cash	Ratio	Total Value	Total Cash		Ratio	Total Value

$31.65	$6.25	0.197	$12.50	$6.26		0.197	$12.50
$31.00	$6.25	0.202	$12.50	$6.39		0.197	$12.50
$30.50	$6.25	0.205	$12.50	$6.49		0.197	$12.50
$30.00	$6.25	0.208	$12.50	$6.59		0.197	$12.50
$29.50	$6.25	0.212	$12.50	$6.69		0.197	$12.50
$29.00	$6.25	0.216	$12.50	$6.79		0.197	$12.50
$28.50	$6.25	0.219	$12.50	$6.86	(1)	0.198 (1)	$12.50

(1)	Adjusted to meet the 45% Condition.

      For illustrative purposes, the market value of Tektronix common stock on the closing date of the merger is assumed to be equal to the Tektronix average price. The actual sales price of Tektronix common stock on the closing date of the merger may be greater or less than the Tektronix average price.

      Stock Top-up. Tektronix may have the ability to substitute additional Tektronix stock for cash depending on various circumstances that relate to the treatment of the merger for tax purposes. Treatment of the merger as a “reorganization” for U.S. federal income tax purposes will depend on, among other things, whether the value, as of the effective time of the merger, of the Tektronix common stock payable in respect of Inet common stock is sufficient to satisfy the “continuity of interest” requirement contained in applicable tax regulations. Tax counsel has advised that, if the aggregate value of the Tektronix stock issued in the merger equals or exceeds 45% of the aggregate cash and stock consideration payable in respect of the Inet common stock (taking account of Inet stockholders exercising appraisal rights) and other conditions are satisfied, the continuity of interest requirement will be met. Under the merger agreement, specified consequences follow depending on whether or not the value of Tektronix common stock at the effective time of the merger and payable in the merger equals or exceeds 45% of the aggregate cash and stock consideration payable in respect of the Inet common stock (taking into account amounts paid to holders exercising appraisal rights under Delaware law), referred to as the “45% Condition.” For a discussion of the tax consequences to a holder of Inet common stock, see “Risk Factors” and “The Merger — Material U.S. Federal Income Tax Consequences.”

      Tektronix will advise Inet at least two business days before the closing date whether it is willing to substitute additional shares of Tektronix common stock for cash (with that substitution to be based on the Tektronix common stock closing date share price), if necessary, to meet the 45% Condition.

      If the value of the shares of Tektronix common stock payable in respect of the Inet common stock does not meet the 45% Condition and Tektronix has declined to substitute shares of Tektronix common stock for cash, then Inet has the option to either:

•	proceed with the merger even though the 45% Condition is not satisfied and, consequently, the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law; or

•	terminate the merger agreement.

      If the value of the shares of Tektronix common stock payable in respect of the Inet common stock does not meet the 45% Condition and Tektronix has offered to substitute shares of Tektronix common stock for cash, then Inet has the option to either:

•	reject Tektronix’s offer to substitute shares and proceed with the merger even though the 45% Condition is not satisfied, and, consequently, the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law; or

•	accept the substitution of Tektronix common stock for cash and avoid the enhanced risk to its stockholders that the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law.

      It is not possible to know until shortly before the closing which elections Tektronix and Inet will make with respect to either the cash top-up or stock top-up or whether the closing price of Tektronix common stock will permit satisfaction of the 45% Condition. At this time, neither Inet nor Tektronix can predict which elections they would make if the 45% Condition is not satisfied.

      The merger agreement does not require, and Inet would not expect to seek, further approval from its stockholders before electing to proceed with (or terminate) the merger at a time and under the conditions that will or could result in increased risk to Inet stockholders that the exchange of Inet common stock in the merger will be fully taxable. Therefore, adoption of the merger agreement by Inet’s stockholders will give Inet the ability to take steps, such as rejecting an increase in the stock portion of the merger consideration, or waiving its tax opinion condition to closing, that will or could result in the merger being fully taxable to Inet stockholders, or, in specified situations, terminate the transaction, without any further action by, or further solicitation of, the Inet stockholders.

Background of the Merger

      Tektronix and Inet have continually evaluated alternative strategies and approaches to improving their competitive positions, operating performance and value to their respective shareholders and stockholders. This evaluation has included the analysis of combining with another company in a merger, acquiring other companies or assets in their competitive markets to increase size and scale, and other significant transactions. As part of that general evaluations, during the period from April 2003 until July 2003, representatives of Tektronix and Inet engaged in discussions regarding the potential acquisition of Inet by

Tektronix. Tektronix never submitted a definitive proposal for the purchase of Inet and talks between the companies terminated on July 1, 2003 when Tektronix was unable to submit a range of prices at which Inet was interested in proceeding with a potential transaction. The companies had no further discussions until May 21, 2004.

      On May 20, 2004, senior executives of Tektronix, including Richard H. Wills, Chairman of the Board, President and Chief Executive Officer of Tektronix, and James F. Dalton, Vice President, General Counsel and Secretary of Tektronix, met with some members of the Tektronix board of directors, representatives of Goldman Sachs & Co., Tektronix’s financial advisor, and representatives of Stoel Rives LLP, Tektronix’s legal advisor, about pursuing a potential acquisition of Inet.

      On May 21, 2004, Mr. Wills called Elie S. Akilian, Inet’s President and Chief Executive Officer, regarding Inet’s interest in a possible acquisition of Inet by Tektronix. During this call, Mr. Wills indicated the range of prices Tektronix would be willing to pay for Inet common stock. Mr. Akilian advised Mr. Wills that he required a more definite indication of price before addressing a potential transaction with the board of directors of Inet.

      On May 28, 2004, Mr. Wills called Mr. Akilian with a more definite indication of the price Tektronix would consider in connection with an acquisition of Inet. At this point, Mr. Akilian contacted Inet’s independent directors regarding Tektronix’s interest in a potential transaction. The independent directors instructed Mr. Akilian to continue discussions with Mr. Wills and to further develop the proposed terms of a potential transaction.

      On June 2 and 3, 2004, Messrs. Wills and Akilian engaged in a series of calls regarding pricing terms and the logistics of reaching an agreement regarding a transaction by the end of June.

      On June 3, 2004, Mr. Wills delivered an indication of interest letter and related term sheet to Mr. Akilian. Tektronix’s initial proposal contemplated a cash and stock transaction, a fixed exchange ratio and the merger of Inet into Impala Merger Corp.

      On June 4, 2004, Edward J. Roney, Director of Corporate Development for Tektronix, contacted Mark H. Kleinman, Vice President, General Counsel and Secretary of Inet, regarding scheduling a meeting of the senior management of each of Tektronix and Inet.

      Later on June 4, 2004, Messrs. Dalton and Roney contacted Mr. Kleinman regarding additional matters related to the upcoming management meeting.

      On June 5, 2004, Mr. Wills contacted Mr. Akilian to address any questions regarding Tektronix’s interest in acquiring Inet before Mr. Akilian addressed Inet’s board of directors at its meeting to discuss the potential transaction.

      Later on June 5, 2004, the Inet board of directors met to discuss the indication of interest and the retention of legal and financial advisors. The board authorized Inet management to continue exploring a possible transaction with Tektronix and to make arrangements to retain legal and financial advisors.

      On June 7, 2004, Inet and Tektronix executed a mutual confidentiality agreement in preparation for due diligence. On the same date, Messrs. Dalton and Kleinman and Jeffrey A. Kupp, Vice President and Chief Financial Officer of Inet, participated in a conference call regarding a schedule for due diligence.

      On June 8, 2004, Messrs. Kleinman, Kupp and Roney, David Naemura, Accounting and Finance Manager for Tektronix, and representatives of Deloitte & Touche LLP, Tektronix’s independent accountants, and Goldman Sachs, participated in a teleconference to discuss initial diligence matters with respect to Inet’s financial statements.

      On June 9, 2004, the board of directors of Inet, members of management and members of Inet’s legal and financial advisors (Weil, Gotshal & Manges LLP and Morgan Stanley, respectively) met to discuss the indication of interest, the retention of Morgan Stanley and the management meetings that were to take place on June 10, 2004. At the meeting, the Inet board of directors approved the retention of Morgan Stanley as Inet’s financial advisor. Morgan Stanley then reviewed for the Inet board of directors, among other matters, preliminary financial analyses with respect to the proposed merger consideration. Weil, Gotshal & Manges LLP reviewed the fiduciary duties that would apply to the Inet board of directors when it would be asked to consider the proposed transaction. The Inet board of directors posed questions to management and its financial and legal advisors and discussed, among other matters, the benefits and risks of the proposed transaction. The board then directed management and Inet’s legal and financial advisors to continue discussions with Tektronix.

      On June 10, 2004, members of senior management of Inet and Tektronix and representatives of Goldman Sachs and Morgan Stanley met in Dallas, Texas. At the meeting, Inet senior management made presentations to Tektronix representatives regarding Inet’s business and operations.

      The Inet board of directors met later on June 10, 2004 to discuss the results of the management meetings and consider Tektronix’s indication of interest. At the meeting, the Inet board of directors considered the terms of the indication of interest and instructed Mr. Akilian to discuss the proposed price with Mr. Wills.

      On June 11, 2004, Mr. Akilian called Mr. Wills to discuss the proposed price in the indication of interest.

      On June 13, 2004, the Inet board of directors met with representatives of Weil, Gotshal & Manges LLP and Morgan Stanley to discuss the status of the potential transaction. The Inet board of directors posed questions to management and its financial and legal advisors and discussed, among other matters, pricing and transaction structure. The board then directed management and Inet’s legal and financial advisors to continue discussions with Tektronix.

      From June 12 to June 15, 2004, Messrs. Akilian and Wills and the parties’ respective financial advisors engaged in several discussions regarding their views on price and structure. In the context of these discussions, Inet indicated that it favored an exchange ratio that varied so that Tektronix would issue the number of shares necessary to deliver a specified fixed value at closing.

      On June 15, 2004, the parties agreed to proceed on the basis of a price for Inet common stock of $12.50 and a 10% collar on fluctuations in the price of Tektronix common stock. This arrangement was designed to provide Inet stockholders with a fixed value within a certain trading range for Tektronix common stock while, at the low end of the collar, providing Tektronix with a fixed limit on the number of shares of Tektronix common stock to be issued in the merger. The parties understood that any tentative understandings with regard to the potential terms of a transaction were subject to due diligence, resolution of a number of material issues, negotiation of definitive documents and board approvals.

      On June 16, 2004, Mr. Dalton gave Mr. Kleinman an indication of Tektronix’s financial performance for its fourth fiscal quarter. Initial drafts of the merger agreement and ancillary agreements were circulated to Inet and its advisors.

      On June 17 and 18, 2004, representatives of Tektronix and Stoel Rives LLP, counsel to Tektronix, conducted due diligence on Inet at the offices of Weil, Gotshal & Manges LLP in Dallas, Texas.

      On June 19, 2004, Mr. Dalton and David S. Churchill, Vice President and General Manager of Tektronix’s Communications and Video division, met with Mr. Akilian in Dallas, Texas at the offices of Weil, Gotshal & Manges LLP to discuss matters related to the business, operations and personnel of Inet.

      Also on June 19, 2004, Inet and its counsel submitted their comments to the merger agreement and ancillary agreements to Tektronix and its counsel.

      On June 20, 2004, Messrs. Kleinman and Dalton met at the offices of Weil, Gotshal & Manges LLP in Dallas, Texas to discuss material open issues in the transaction documents.

      On June 21 and 22, 2004, representatives of Inet, Tektronix and their respective legal and financial advisors met at the offices of Weil, Gotshal & Manges LLP in Dallas, Texas to negotiate the merger agreement and ancillary agreements. At these meetings, the parties addressed, among other things, the effect of a decline in the price of Tektronix common stock to be issued in the merger on the

“reorganization” status of the transaction for U.S. federal income tax purposes. Tektronix indicated that it was willing to proceed with the transaction whether or not it was fully taxable to Inet’s stockholders, while Inet maintained that preserving the option of requiring “reorganization” status of the transaction was important to its stockholders. Following additional discussions, the parties agreed to the stock top-up procedures described in “The Merger — General — Stock Top-up” as a means of preserving the option of the “reorganization” status of the transaction.

      Mr. Dalton met with Mr. Kleinman on the morning of June 22, 2004 at the offices of Weil, Gotshal & Manges LLP in Dallas, Texas regarding the specifics of Tektronix’s financial performance in its fourth fiscal quarter. That afternoon, Mr. Dalton spoke with representatives of Morgan Stanley by telephone regarding the same matters.

      During the week following the June 21 and 22, 2004 meetings, representatives of Weil, Gotshal & Manges LLP and Stoel Rives LLP continued to negotiate the terms of the merger agreement and the ancillary agreements. In these discussions, it was determined that the transaction structure would shift from a merger of Inet into Impala Merger Corp. to the two merger structure contemplated by the executed merger agreement.

      On June 23, 2004, Mr. Dalton and representatives of Goldman Sachs and Stoel Rives LLP provided the Tektronix board of directors with an update regarding the status of negotiations. The Tektronix board of directors authorized Tektronix’s management and advisors to continue negotiating the remaining terms of the merger agreement with the goal of presenting a final agreement for approval by the Tektronix board of directors on June 28, 2004.

      On June 25, 2004, Inet senior management, Tektronix senior management and their respective financial and legal advisors participated in a conference call regarding Tektronix’s financial performance and other diligence matters. Messrs. Akilian and Wills separately participated in a call to discuss remaining material issues, including severance for Inet employees displaced by the merger and the willingness of Messrs. Akilian and Simonian to enter into the noncompete agreements. Similarly, Messrs. Kleinman and Dalton participated in a call to discuss the open issues in the merger agreement and the ancillary agreements.

      On June 26, 27 and 28, 2004, members of Inet and Tektronix senior management and their respective financial and legal advisors participated in discussions regarding the remaining open issues.

      On June 28, 2004, Tektronix’s board of directors met with its financial and legal advisors to consider the merger agreement and the ancillary agreements. Representatives of Stoel Rives LLP and Mr. Dalton reviewed the terms of the merger agreement and the ancillary agreements for the board and noted outstanding issues related to the noncompete agreements, severance arrangements and the termination fee. Representatives of Goldman Sachs provided a summary regarding the outcome of calls with some of Inet’s customers and reviewed their financial analyses with respect to the proposed merger consideration. After further discussion and review of the proposed press release announcing the transaction, the Tektronix board of directors unanimously approved the merger agreement, the ancillary agreements and the transactions contemplated by those agreements, subject to the satisfactory resolution of open matters related to the noncompete agreements, severance arrangements and the termination fee.

      On June 29, 2004, Inet’s board of directors met with its legal and financial advisors at the offices of Weil, Gotshal & Manges LLP in Dallas, Texas to consider the merger agreement and the ancillary agreements. Representatives of Morgan Stanley reviewed their financial analyses with respect to the proposed merger consideration. Representatives of Weil, Gotshal & Manges LLP reviewed with the board of directors its fiduciary duties in connection with the approval of the proposed transaction and the final terms of the merger agreement and ancillary agreements, including a summary of the structure of the transaction, pricing terms, representations, covenants, conditions, termination rights and termination fees. After this discussion, it was noted that Inet and Tektronix were not in agreement on the terms of the noncompete agreements, severance arrangements or the termination fee. Inet’s board of directors adjourned the meeting while Mr. Akilian, James R. Adams (an independent director of Inet) and outside counsel participated in a telephone conference with Messrs. Wills and Dalton and Gerry B. Cameron (an independent director of Tektronix) regarding these final matters. During this call, the final terms were negotiated.

      The Inet board of directors meeting reconvened. Following a discussion of the outcome of the teleconference regarding final negotiations on the open matters, the board agreed that the final terms were acceptable. At this time, Morgan Stanley delivered its oral opinion as of the date of the meeting, subsequently confirmed in writing on that date, as to the fairness, from a financial point of view, of the merger consideration pursuant to the merger agreement to the holders of Inet common stock. After further discussion, the Inet board of directors unanimously approved the merger agreement, the ancillary agreements and the transactions contemplated by those agreements.

      The parties executed the merger agreement and ancillary agreements at the close of business on June 29, 2004 and publicly announced the transaction after the close of trading on the NYSE and the NASDAQ Stock Market.

Recommendation of the Inet Board; Reasons for the Merger

      The Inet board of directors has approved the merger agreement, has determined that the merger agreement and the merger are advisable to the holders of Inet common stock, and recommends that Inet stockholders vote “FOR” approval and adoption of the merger agreement and the merger.

      In reaching its determination to recommend approval and adoption of the merger agreement and the merger, the Inet board of directors consulted with management, as well as Morgan Stanley, Inet’s financial advisor, and Weil, Gotshal & Manges LLP, Inet’s outside legal counsel, and considered various material factors, which are listed below. In view of the wide variety of factors considered in connection with the merger, the board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision.

      (a) Historical and Recent Market Prices Compared to Consideration to be Received by Holders of Common Stock. The Inet board of directors reviewed the historical market prices and trading information with respect to the Inet common stock, and considered that the implied merger consideration of $12.50 per share (based on the closing price of Tektronix common stock on June 28, 2004) represented a premium of approximately:

•	15% over the closing price of Inet common stock on June 28, 2004, the last trading day before the Inet Board of directors meeting to approve the transaction;

•	30% over the average closing price of Inet common stock for the 30 previous trading days ending on June 28, 2004; and

•	14% over the average closing price of Inet common stock for the 90 previous trading days ending on June 28, 2004.

      (b) Inet’s Business, Condition and Prospects. The Inet board of directors considered information with respect to the financial condition, results of operations and business of Inet, on both a historical and prospective basis, and current industry, economic and market conditions. In particular, the board of directors considered Inet’s growth opportunities as an independent company compared with the growth opportunities available as part of a company such as Tektronix with significantly greater financial resources.

      (c) Tektronix’s Business, Condition and Prospects. The Inet board of directors considered information with respect to the financial condition, results of operations and business of Tektronix, including the due diligence review by Inet’s management and financial and legal advisors regarding Tektronix’s financial condition and prospects. In particular, Inet considered Tektronix’s sound business reputation and strong operating results over recent years.

      (d) Increased Liquidity and Significant Cash Consideration for Inet Common Stock. The Inet board of directors considered the increased liquidity offered by the merger to Inet’s stockholders with respect to the Tektronix common stock they would receive in the merger. The board of directors believed that the merger offered Inet’s stockholders the opportunity to own stock of a significantly larger and more actively traded business enterprise and that Inet’s stockholders would have the opportunity to participate in the potential growth of the combined company after the closing of the merger. In addition, the board of directors considered that Inet stockholders would benefit from the merger by receiving significant cash consideration for their Inet common stock.

      (e) Protection Against Tektronix Common Stock Price Decline; Reorganization Tax Treatment. Although the Inet board of directors noted that the price of Tektronix common stock has fluctuated in the past and that the value of the consideration to be received by Inet’s stockholders could decline if the price of Tektronix common stock declines, the board of directors considered that provisions of the merger agreement mitigate this risk by protecting the value of the consideration to be received by Inet’s stockholders at the closing of the merger within agreed ranges of trading prices of Tektronix common stock. In addition, the Inet board of directors considered the value to its stockholders of the ability to preserve the nature of the transaction as a “reorganization” for U.S. federal income tax purposes through the stock top-up election mechanics and related termination right.

      (f) Opinion of Morgan Stanley. The Inet board of directors considered the opinion delivered orally on June 29, 2004, and subsequently confirmed in writing on that date, of Morgan Stanley, Inet’s financial advisor, to the effect that, as of the date of the opinion and based upon and subject to the matters stated in the opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to the holders of Inet common stock. The board of directors also considered the financial analyses performed by Morgan Stanley in connection with its opinion. See “The Merger — Opinion of Morgan Stanley.”

      (g) Terms of the Merger. The Inet board of directors considered the terms and provisions of the merger agreement and related agreements, including the provision of the merger agreement permitting the Inet board of directors to receive unsolicited inquiries and proposals from, and, in specified circumstances, negotiate and give information to, third parties. The board of directors further considered that the maximum aggregate termination fee that could be realized by Tektronix pursuant to the merger agreement was $16.2 million. Based on the advice of its legal and financial advisors, the board of directors concluded that this termination fee was within the range of fees payable in comparable transactions, that it would not in and of itself preclude alternative proposals and that the protection it afforded Tektronix encouraged Tektronix to submit its best possible offer. Inet’s legal and financial advisors advised the board of directors that there had been extensive negotiations with Tektronix over both the amount of the fee and the circumstances under which the fee became payable. The board of directors further considered that Tektronix had stated that it would not enter into a transaction that did not include the termination fee.

      (h) The Likelihood of Completion of the Merger. The Inet board of directors considered the likelihood of completion of the merger, including the terms and conditions of the merger agreement and the conditions to the completion of the merger.

      (i) Impact on Customers and Employees. The Inet board of directors considered the impact of the merger on Inet’s customers and employees, including the compatibility of the firms’ cultures.

      (j) Integration of Inet into Tektronix. The Inet board of directors considered that, while the strengths of the two firms were complementary and afforded potential growth opportunities to the combined company, there was relatively little overlap between the two firms, which should make integrating their businesses easier.

      The Inet board of directors also considered potentially negative factors in its deliberations concerning the merger, including, without limitation, the following:

      (a) The possibility that the merger would not be completed following the execution of the merger agreement and the risks to the business of Inet if that were to occur, including the potential loss of customers and/or employees;

      (b) The possible disruption of Inet’s business pending completion of the merger, including the risk of losing customers and key employees;

      (c) The risk of whether the potential benefits sought in the merger will be fully realized and the risks associated with the integration by Tektronix of Inet; and

      (d) The risks associated with a decline in the price of Tektronix common stock before the completion of the merger, causing the value of the consideration to be received by Inet’s stockholders to decline.

      The Inet board of directors concluded that the benefits of the transaction to Inet and its stockholders outweighed the risks associated with the foregoing factors.

Opinion of Morgan Stanley

      Inet retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. Inet’s board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Inet. At the meeting of the Inet board of directors on June 29, 2004, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of June 29, 2004, based upon and subject to the various considerations set forth in the opinion, the consideration per share consisting of approximately (i) $6.25 in cash; (ii) a number of Tektronix shares ranging from .179 to .219; and (iii) if applicable and at Tektronix’s election, a certain amount of cash in substitution for Tektronix common stock in the event that the value of Tektronix common stock is within a range specified in the merger agreement (collectively (i), (ii), and (iii) are referred to as the “merger consideration”) was fair from a financial point of view to holders of shares of Inet common stock.

      The full text of the written opinion of Morgan Stanley, dated as of June 29, 2004, is attached to this proxy statement/prospectus as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to Inet’s board of directors and addresses only the fairness from a financial point of view of the merger consideration to holders of shares of Inet common stock as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of Inet common stock as to how to vote at the Inet special meeting. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

      In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Inet and Tektronix, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Inet prepared by the management of Inet;

•	reviewed certain financial forecasts prepared by the management of Inet;

•	discussed the past and current operations and financial condition and the prospects of Inet, including information relating to certain strategic, financial and operational benefits anticipated from the merger and the strategic rationale for the merger, with Inet’s management;

•	discussed the past and current operations and financial condition and the prospects of Tektronix, including information relating to strategic, financial and operational benefits anticipated from the merger and the strategic rationale for the merger, with senior executives of Tektronix;

•	reviewed the pro forma impact of the merger on Tektronix’s operating statistics, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for Inet common stock and Tektronix common stock;

•	compared the financial performance of Inet and Tektronix and the prices and trading activity of the Inet common stock and Tektronix common stock with that of certain other publicly-traded companies comparable with Inet and Tektronix, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Inet and Tektronix and their financial and legal advisors;

•	reviewed the merger agreement, and certain related documents; and

•	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

      In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it by Inet and Tektronix for the purposes of its opinion. With respect to the financial forecasts and the strategic rationale for the merger, including information relating to strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Inet and Tektronix. In addition, Morgan Stanley assumed that the merger will be completed in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Code. Morgan Stanley assumed that in connection with the receipt of all the necessary regulatory and other approvals and consents for the proposed merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger.

      Morgan Stanley did not make any assumptions with respect to the retention of Inet employees by Tektronix. Morgan Stanley also relied upon, without independent verification, the assessment by the Management of Tektronix and Inet of Tektronix’s and Inet’s technologies and products, the timing and risks associated with the integration of Tektronix and Inet and the validity of, and risks associated with, Tektronix’s and Inet’s existing and future products and technologies. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Inet or Tektronix, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

      In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving Inet.

      The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated June 29, 2004. The various analyses summarized below were based on closing prices for common stock of Tektronix and Inet as of June 28, 2004, the last full trading day preceding the day of the meeting of Inet’s board of directors to consider and approve the merger with Tektronix. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by

Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

      On June 29, 2004, Inet and Tektronix entered into a merger agreement whereby each holder of Inet common stock would be entitled to receive consideration per share consisting of approximately (i) $6.25 in cash; (ii) a number of Tektronix shares ranging from .179 to .219; and (iii) if applicable and at Tektronix’s election, a certain amount of cash in substitution for Tektronix common stock in the event that the value of Tektronix common stock is within a range specified in the merger agreement. Based on the closing prices of Inet and Tektronix common stock as of June 28, 2004, and the formulas set forth in the merger agreement, the merger consideration was $12.50 per share of Inet common stock and Inet’s stockholders would own approximately 8.4% of the combined company on a fully diluted basis.

Inet Technologies, Inc.

      Trading Range Analysis. Morgan Stanley reviewed the range of closing prices of Inet common stock for various periods ending on June 28, 2004. Morgan Stanley observed the following:

Period Ending June 28, 2004	Range of Closing Prices

Last 30 Trading Days	$8.50 - $10.86
Last 90 Trading Days	$8.50 - $13.92
Last Twelve Months	$8.50 - $17.17

      Comparable Company Analysis. Morgan Stanley compared certain financial information of Inet with publicly available consensus earnings estimates for other companies that shared similar business characteristics to Inet. The companies used in this comparison included the following test and measurement companies and network management/services companies:

Test and Measurement Companies:

•	Ixia Inc.

•	Catapult Communications Corp.

•	Tekelec

•	Tektronix Inc.

•	Agilent Technologies Inc.

•	Spirent PLC

Network Management/ Services Companies:

•	Opnet Technologies Inc.

•	Micromuse Inc.

•	Visual Networks Inc.

•	Concord Communications Inc.

•	MetaSolv Inc.

      For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year 2004 revenues (based on publicly available estimates);

•	the ratio of price to estimated earnings for calendar year 2004 (based on publicly available estimates); and

•	the ratio of price to estimated earnings for calendar year 2005 (based on publicly available estimates).

      Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant Inet financial statistic. For purposes of estimated calendar year 2004 revenues and calendar year 2004 and 2005 earnings, Morgan Stanley calculated a range of estimates by utilizing publicly available equity research estimates. Based on Inet’s current outstanding shares and options, Morgan Stanley estimated the implied value per Inet share as of June 28, 2004 as follows:

		Comparable	Implied Value
	Inet Financial	Company Multiple	Per Share for
Calendar Year Financial Statistic	Statistic	Range	Inet

Aggregate Value to Estimated 2004 Revenues	$117,000,000	1.5x - 3.0x	$8.81 - $13.13
Price to Estimated 2004 Earnings	$0.38	20.0x - 35.0x	$7.64 - $13.38
Price to Estimated 2005 Earnings	$0.46	20.0x - 27.5x	$9.19 - $12.64

      No company utilized in the comparable company analysis is identical to Inet. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Inet and Tektronix, such as the impact of competition on the businesses of Inet and Tektronix and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Inet and Tektronix or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

      Discounted Equity Value Analysis. Morgan Stanley calculated a range of present equity values per share for Inet on a standalone basis. To calculate the discounted equity value, Morgan Stanley used the calendar year 2005 publicly available industry analyst estimated revenues, and applied a range of projected annual growth rates of 7% to 16%, a range of projected operating margins of 17% to 23%, and a tax rate of 30% to derive a range of calendar year 2006 earnings estimates. Morgan Stanley applied a range of price to earnings multiples to these estimates and applied a discount rate of 12% to these ranges.

      The following table summarizes Morgan Stanley’s analysis:

Inet Financial
Statistic (Range of
	Calendar Year	Forward Price to
	2006 Earnings	Earnings	Implied Value Per
Financial Statistic	Estimates)	Multiple	Share of Inet

2006 estimated calendar year earnings per share (7% growth rate; 17-18% margin)	$0.47 - $0.49	20 - 30x	$8.41 - $13.25
2006 estimated calendar year earnings per share (10% growth rate; 20-21% margin)	$0.56 - $0.58	20 - 30x	$9.92 - $15.54
2006 estimated calendar year earnings per share (16% growth rate; 22-23% margin)	$0.64 - $0.67	20 - 30x	$11.46 - $17.90

      Discounted Cash Flow Analysis. Morgan Stanley calculated a range of equity values per share for Inet based on a discounted cash flow analysis using three scenarios. For the three scenarios, Morgan Stanley relied on financial projections provided by publicly available equity research estimates for calendar years 2004 through 2005 and extrapolations from those projections for calendar years 2006 through 2009. In arriving at the estimated equity values per share of Inet common stock, Morgan Stanley calculated a terminal value as of July 1, 2009 by applying a range of perpetual growth rates ranging from 4% to 6%. The unlevered free cash flows from calendar year 2004 through 2009 and the terminal value were then discounted to present values using a range of discount rates of 11% to 15%. Morgan Stanley assumed Inet’s net cash balance to be approximately $172.2 million as of March 31, 2004.

      The following table summarizes Morgan Stanley’s analysis:

	Implied Equity Value	Implied Equity Value
Financial Statistic	of Inet ($MM)	Per Share of Inet

Downside Case (4%-6% perpetual growth rate, 11%-15% discount rate)	$330 - $502	$8.37 - $12.61
Base Case (4%-6% perpetual growth rate, 11%-15% discount rate)	$372 - $594	$9.40 - $14.84
Upside Case (4%-6% perpetual growth rate, 11%-15% discount rate)	$431 - $728	$10.86 - $18.03

      Morgan Stanley noted that Inet management believed the Upside Case would be dependent upon achievement of growth through acquisition of additional businesses.

      Securities Research Analysts’ Price Targets. Morgan Stanley reviewed and analyzed future public market trading price targets for Inet common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Inet common stock. The range of equity analyst price targets for Inet was $18.00 to $21.00.

      The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for Inet common stock and these estimates are subject to uncertainties, including the future financial performance of Inet and future financial market conditions.

      Exchange Ratio and Price Premium Analyses. Morgan Stanley reviewed the ratios of the closing prices of Inet common stock divided by the corresponding closing prices of Tektronix common stock over various periods ending June 28, 2004. For each of the periods reviewed, Morgan Stanley noted the relevant low and high exchange ratios. Based on the closing price per share of $33.80 of Tektronix common stock as of June 28, 2004, Morgan Stanley calculated a range of implied values per share for Inet.

      The following table summarizes Morgan Stanley’s analysis:

	Historical		Implied Value
Period (Ending June 28, 2004)	Exchange Ratio		Per Share of Inet

Last 30 Trading Days	0.271x - 0.344	x	$9.15 - $11.64
Last 60 Trading Days	0.271x - 0.371	x	$9.15 - $12.55
Last Twelve Months	0.271x - 0.637	x	$9.15 - $21.54

      Morgan Stanley also analyzed the implied exchange ratio premia relative to various historical average exchange ratios between Inet and Tektronix taking into account the range of stock consideration to be received by Inet shareholders (0.179x to 0.219x). For purposes of this analysis, Morgan Stanley calculated an implied all-stock exchange ratio by converting the cash portion of the merger consideration into an appropriate number of shares of Tektronix based on the prices analyzed.

      The following table summarizes Morgan Stanley’s analysis:

			Premium to Average:

			Collar Range

			Low	Spot	Midpoint	High
			$34.83	$33.80	$31.66	$28.50

	ER (Stock Portion):		0.179x	0.185x	0.197x	0.219x
Premium to Historic Exchange Ratio	Implied All Stock:		0.359x	0.370x	0.395x	0.439x

Premium to 1-day prior	0.321	x	12%	15%	23%	37%
Premium to 10-day average	0.332	x	8%	11%	19%	32%
Premium to 30-day average	0.311	x	15%	19%	27%	41%
Premium to 60-day average	0.330	x	9%	12%	20%	33%

      Relative Contribution Analysis. Morgan Stanley compared Inet stockholders’ and Tektronix shareholders’ respective percentage ownership of the combined company to Inet’s and Tektronix’s respective percentage contribution (and the implied ownership based on such contribution) to the combined company using revenues, gross profit, operating income and net income based on publicly available equity research analysts’ estimates for calendar year 2004 and calendar year 2005. Based on Inet’s respective implied ownership and based on the closing price per share of $33.80 of Tektronix common stock as of June 28, 2004, Morgan Stanley calculated an implied equity value per share for Inet based on the closing price per share of $33.80 of Tektronix common stock as of June 28, 2004.

      The following table summarizes Morgan Stanley’s analysis:

	Implied % Pro
	Forma Ownership
			Implied Value
	Tektronix	Inet	Per Inet Share

Revenue
Calendar Year 2004 Estimated	87.1%	12.9%	$11.03
Calendar Year 2005 Estimated	86.5%	13.5%	$11.62
Gross Profit
Calendar Year 2004 Estimated	85.7%	14.3%	$12.40
Calendar Year 2005 Estimated	85.0%	15.0%	$13.05
Operating Income
Calendar Year 2004 Estimated	85.7%	14.3%	$12.37
Calendar Year 2005 Estimated	84.6%	15.4%	$13.46
Net Income
Calendar Year 2004 Estimated	88.0%	12.0%	$10.21
Calendar Year 2005 Estimated	86.8%	13.2%	$11.31

      Analysis of Precedent Transactions. Morgan Stanley compared the premia paid in 91 selected technology sector transactions in which the target company was publicly traded, transaction values were greater than $100 million and consideration was paid in all forms (“All Technology”); Morgan Stanley also compared the premia paid in 21 selected technology sector transactions in which the target company was publicly traded, the transaction values were greater than $100 million and the consideration was a mix of cash and stock (“Mixed Consideration”); Morgan Stanley also compared the premia paid in 24 selected technology sector transactions in which the target company was publicly traded, the transaction values were greater than $100 million and the consideration was only stock (“All Stock”).

      The following table summarizes Morgan Stanley’s analysis:

	Reference Range
	(Excluding Tektronix/	Implied Value Per	Inet/ Tektronix
Precedent Transaction Financial Statistic	Inet)	Share	Financial Statistic

Premium to 1 - day prior price (All Technology)	15.0% - 50.0%	$12.49 - $16.29	15%
Premium to 1-day prior price (Mixed Consideration)	15.0% - 35.0%	$12.49 - $14.66	15%
Premium to 30-day average exchange ratio (All Stock)	15.0% - 50.0%	$12.11 - $15.79	19%

      No company or transaction utilized in the precedent transaction analysis of stock price premiums paid is identical to Inet or Tektronix or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Inet and Tektronix, such as the impact of competition on the business of Inet, Tektronix, or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Inet, Tektronix or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Tektronix Corporation

      Trading Range Analysis. Morgan Stanley reviewed the range of closing prices of Tektronix common stock for various periods ending on June 28, 2004. Morgan Stanley observed the following:

Period Ending June 28, 2004	Range of Closing Prices

Last 30 Trading Days	$28.75 - $34.70
Last 90 Trading Days	$28.75 - $34.70
Last Twelve Months	$20.04 - $35.00

      Comparable Company Analysis. Morgan Stanley compared certain financial information of Tektronix with publicly available consensus earnings estimates for other companies that shared similar business characteristics of Tektronix. The following is a list of those companies:

•	Ixia Inc.

•	Catapult Communications Corp.

•	Tekelec

•	Agilent Technologies Inc.

•	Spirent PLC

      For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year 2004 revenues (based on publicly available estimates); and

•	the ratio of price to estimated earnings for calendar year 2004 (based on publicly available estimates).

      Morgan Stanley applied the relevant financial multiples of the comparable companies to publicly available consensus earnings estimates to Tektronix calendar year 2004 revenues. For purposes of estimated calendar year 2004 earnings, Morgan Stanley utilized publicly available equity research consensus earnings estimates. Based on Tektronix’s current outstanding shares and options, Morgan Stanley then estimated the implied value per Tektronix share as of June 28, 2004 as follows:

	Tektronix	Comparable Company	Implied Value Per
Calendar Year Financial Statistic	Financial Statistic	Multiple Range	Share for Tektronix

Aggregate Value to Estimated 2004 Revenues	$992,500,000	2.0x - 3.3x	$31.76 - $47.01
Price to Estimated 2004 Earnings	$1.30	20.0x - 35.0x	$25.92 - $45.36

      No company utilized in the comparable company analysis is identical to Tektronix. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Inet and Tektronix, such as the impact of competition on the businesses of Inet and Tektronix and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Inet and Tektronix or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

      Discounted Equity Value Analysis. Morgan Stanley calculated a range of implied present equity values per share for Tektronix on a standalone basis. To calculate the discounted equity value, Morgan Stanley derived a range of calendar year 2006 earnings estimates by using publicly available fiscal year 2005 and fiscal year 2006 estimates. Morgan Stanley applied projected annual growth rates of 10% to 20% to this range of calendar year 2005 earnings estimates to derive a range of calendar year 2006 earnings estimates. Morgan Stanley applied a range of price to earnings multiples to these estimates and applied a discount rate of 10% to these ranges.

      The following table summarizes Morgan Stanley’s analysis:

	Tektronix
	Financial Statistic	Forward Price to
	(Calendar Year 2006	Earnings	Implied Value Per
Financial Statistic	Earnings Estimates)	Multiple	Share of Inet

2006 estimated calendar year earnings per share ($1.27, 10% growth rate)	$1.39	20.0x - 27.5x	$25.35 - $34.86
2006 estimated calendar year earnings per share ($1.46, 15% growth rate)	$1.68	20.0x - 27.5x	$30.54 - $42.00
2006 estimated calendar year earnings per share ($1.62, 20% growth rate)	$1.94	20.0x - 27.5x	$35.27 - $48.50

      Securities Research Analysts’ Price Targets. Morgan Stanley reviewed and analyzed future public market trading price targets for Tektronix common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of Tektronix common stock. The range of analyst price targets for Tektronix was $28.00 to $42.00.

      Morgan Stanley noted that the public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for Tektronix common stock and these estimates are subject to uncertainties, including the future financial performance of Tektronix and future financial market conditions.

      In connection with the review of the merger by Inet’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Inet or Tektronix. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Inet or Tektronix. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

      Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration pursuant to the merger agreement from a financial point of view to holders of shares of Inet common stock and in connection with the delivery of its opinion to Inet’s board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Inet or Tektronix might actually trade.

      The merger consideration was determined through arm’s-length negotiations between Inet and Tektronix and was approved by Inet’s board of directors. Morgan Stanley provided advice to Inet during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to Inet or that any specific consideration constituted the only appropriate consideration for the merger.

      In addition, Morgan Stanley’s opinion and its presentation to Inet’s board of directors was one of many factors taken into consideration by Inet’s board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of

Inet’s board of directors with respect to the exchange ratio or of whether Inet’s board of directors would have been willing to agree to a different exchange ratio.

      Inet’s board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers, in the equity and other securities of Inet, Tektronix or any other parties involved in the merger. In addition, from time to time Morgan Stanley has entered and may enter into agreements to purchase equipment, software and/or services from Inet and Tektronix in connection with Morgan Stanley’s business.

      Under the terms of its engagement letter, Morgan Stanley provided Inet financial advisory services and a financial opinion in connection with the merger, and Inet agreed to pay Morgan Stanley a fee of approximately $5.1 million based on Inet and Tektronix prices as of June 28, 2004, a substantial portion of which is payable upon completion of the merger. Inet has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Inet has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Inet and have received fees in connection with such services.

Tektronix’s Reasons for the Merger

      Tektronix’s board of directors, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, consulted with management and its legal and financial advisors and considered the following factors:

•	The strategic nature of the transaction, which combines Tektronix’s and Inet’s complementary telecommunications businesses and adds scale and scope to Tektronix’s monitoring business to position Tektronix as a market leader in network monitoring and protocol analysis.

•	The complementary nature of the business combination, including Tektronix’s current telecommunications industry strengths in diagnostics, protocols and probes and Inet’s current strengths in monitoring and user interface products.

•	The ability of the combined company, with its coordinated solutions across the design-deployment-operational life cycle, to deepen customer relationships and compete for new customers.

•	The board’s belief that the combination with Inet will accelerate Tektronix’s ability to compete in the mobile data and voice over IP markets.

•	The board’s belief that the Inet engineering team adds significant new intellectual capital to Tektronix’s current team, in complementary disciplines.

•	The synergistic potential of the combination, including cost savings through increased research and development productivity, reduced general and administrative expenses, and distribution synergies.

•	The board’s belief that the long-term earnings of the combined company would be more favorable than that which Tektronix could achieve on a stand-alone basis.

•	The terms and conditions of the merger agreement and the agreements contemplated by the merger agreement, including the form and amount of the consideration and the representations, warranties, covenants, conditions to closing and termination rights contained in those agreements.

•	The long-term interests of Tektronix and its shareholders, as well as the interests of Tektronix employees, customers, creditors, suppliers and the communities in which Tektronix operates.

•	Information concerning the business, earnings, operations, financial condition and prospects of Tektronix and Inet, both individually and on a combined basis, including information with respect to the historic earnings performance of each of Tektronix and Inet.

•	The proposed termination fee to be payable in specified circumstances, including the effect the termination fee may have on the ability of other parties to make competing business combination proposals with respect to Inet.

•	The recent and historical trading prices of Tektronix common stock and Inet common stock relative to those of other industry participants, and the potential for appreciation in the value of Tektronix common stock following the merger.

•	The relative ownership interests of Tektronix shareholders and Inet stockholders in the combined company immediately following the merger, based on the shares of Tektronix common stock and Inet common stock outstanding at approximately the time the merger agreement was executed.

•	The ability to complete the merger, including the likelihood of obtaining regulatory approvals and the terms of the merger agreement regarding the obligations of both companies to pursue these regulatory approvals.

•	The uncertainties related to the integration of Inet’s business and the risks of diverting management’s attention to the assimilation of operations and personnel of Inet.

•	The conversion of all outstanding Inet stock options and stock right awards into Tektronix stock options and stock right awards upon completion of the merger.

      The discussion above sets forth the material information and factors considered by the Tektronix board in its consideration of the merger agreement. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, Tektronix’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The determinations were made after consideration of all of the factors as a whole. In addition, individual members of the Tektronix board may have given different weights to different factors.

Interests of Executive Officers and Directors in the Merger

      The executive officers and members of the board of directors of Inet have interests in the merger agreement and the merger that are different from or in addition to your interests as a stockholder. These interests exist based on ancillary agreements that were entered into by many of these individuals before or in connection with the merger agreement and the merger and the vesting of stock option awards held by these individuals. The board of directors of Inet was aware of and considered these interests when it considered and approved the merger agreement and the merger.

      Stockholder Voting Agreements. The terms of the stockholder voting agreements are summarized below. See “The Merger — The Voting Agreements.”

      Noncompetition Agreements. Each of Messrs. Akilian and Simonian executed a noncompetition agreement with Inet and Tektronix in which, subject to limited exceptions, he agreed for a period of five years not to:

•	disclose Inet’s confidential information;

•	interfere with Inet’s customer or supplier relationships;

•	solicit Inet’s employees; or

•	compete with Inet in its business.

      The noncompetition agreements are effective upon the closing of the transactions contemplated by the merger agreement.

      Registration Rights Agreement. Each of Messrs. Akilian and Simonian executed a registration rights agreement with Tektronix. Under the registration rights agreement, Tektronix agreed to use its reasonable best efforts to cause to become effective at closing a shelf registration statement to permit Messrs. Akilian and Simonian to resell the shares of Tektronix common stock they receive in the merger. Tektronix is obligated to keep the shelf registration statement effective until the earlier of the sale by Messrs. Akilian and Simonian of all of their Tektronix common stock received in the merger or the expiration of one year.

      Severance Plan. In connection with the closing of the transactions contemplated by the merger agreement, Tektronix, Impala Merger Corp., Impala Acquisition Co. LLC and Inet agreed to provide the following severance benefits to the executive officers of Inet identified below.

Jeffrey A. Kupp and Mark H. Kleinman

      At closing, the surviving company in the merger shall pay to each of Messrs. Kupp and Kleinman a noncompetition payment of $590,000 and $430,000, respectively, in consideration for their execution and delivery of noncompetition agreements, providing for, among other things, Messrs. Kupp’s and Kleinman’s agreement not to engage in the business of Inet for three years.

      If either Mr. Kupp or Mr. Kleinman remains continuously employed by Inet until immediately before the effective time of the merger, at the effective time Tektronix will pay to Mr. Kupp or Mr. Kleinman, as applicable, a transaction bonus in an amount equal to $285,000, in the case of Mr. Kupp, and $226,800, in the case of Mr. Kleinman.

      Messrs. Kupp and Kleinman have agreed with Tektronix to provide transition support services to Tektronix or the surviving company in the merger for a period of up to three months after the effective time of the merger. During the transition period, Tektronix will pay to Mr. Kupp an amount equal to $15,833 per month and to Mr. Kleinman an amount equal to $13,500 per month. If Mr. Kupp or Mr. Kleinman perform the transition support services, Tektronix will pay to Mr. Kupp a transition bonus in the amount of $26,300 and to Mr. Kleinman a transition bonus in the amount of $55,200.

      If Mr. Kupp or Mr. Kleinman does not become an employee of the surviving company in the merger as of the effective time (other than by reason of providing the transition services described above), Tektronix will, in addition to the compensation described above:

•	provide the applicable executive COBRA expense coverage (including dependent and/or family coverage) for the coverage each of them had in effect immediately before termination for eighteen (18) months after the completion of the transition services period applicable to that executive; and

•	provide to the applicable executive standard outplacement services as are provided by Tektronix to its employees from time to time,

in each case, without any gross-up for the federal income tax consequences of the specified benefits. In addition, all options and restricted stock beneficially held by Mr. Kupp or Mr. Kleinman, as applicable, immediately before the effective time of the merger will become vested immediately after the effective time to the same extent as if they were outstanding as of December 31, 2006.

      As a condition to Mr. Kupp’s or Mr. Kleinman’s receipt of any of the payments and benefits described above, each of them will execute and deliver to Tektronix and the surviving company in the merger a release of claims in form and substance satisfactory to Tektronix.

William H. Mina

      If at or before the closing of the merger Tektronix:

•	notifies Mr. Mina that it requires him to provide transition support services for up to six (6) months immediately following the effective time of the merger and he performs the services for that time period;

•	does not notify Mr. Mina that it requires him to provide transition support services to Tektronix; or

•	notifies Mr. Mina that it does not require him to provide transition support services to Tektronix;

then Tektronix will pay to Mr. Mina on the closing date of the merger, or if applicable, the completion date of the services, an amount equal to twelve (12) months’ base pay plus one hundred (100) percent of his target bonus.

      If Mr. Mina does not become an employee of the surviving company in the merger as of the effective time (other than by reason of providing the transition services described above), Tektronix will, in addition to the compensation described above:

•	pay to Mr. Mina an amount equal to twelve (12) months’ base pay plus one hundred (100) percent of his target bonus;

•	provide Mr. Mina COBRA expense coverage (including dependent and/or family coverage) for the coverage he had in effect immediately before termination for eighteen (18) months after the effective time of the merger; and

•	provide Mr. Mina standard outplacement services as are provided by Tektronix to its employees from time to time,

in each case, without any gross-up for the federal income tax consequences of the specified pay and benefits. In addition, all options and restricted stock beneficially held by Mr. Mina immediately before the effective time of the merger will become vested to the same extent as if they were outstanding as of December 31, 2006.

      As a condition to Mr. Mina’s receipt of any of the payments and benefits described above, he will execute and deliver to Tektronix and the surviving company in the merger a release of claims in form and substance satisfactory to Tektronix.

Michael J. Reiman

      Tektronix will offer Mr. Reiman a senior technical position with Tektronix. If Mr. Reiman accepts Tektronix’s offer and (a) is terminated by Tektronix without Cause (as defined below) within twenty-four (24) months after the effective time of the merger or (b) terminates his employment with Tektronix within twenty-four (24) months after the effective time of the merger for Good Reason (as defined below), Tektronix will:

•	pay to Mr. Reiman an amount equal to twenty-four (24) months’ base pay;

•	provide COBRA expense coverage (including dependent and/or family coverage) for the coverage Mr. Reiman had in effect immediately before termination for eighteen (18) months after the effective time of the merger; and

•	provide standard outplacement services as are provided by Tektronix to its employees from time to time,

in each case, without any gross-up for the federal income tax consequences of the specified pay and benefits. In addition, all options, restricted stock and stock awards beneficially held by Mr. Reiman as of immediately before the effective time will become vested to the same extent as if they were outstanding as of December 31, 2006. In consideration for, and as a condition to receiving, these benefits, Mr. Reiman will execute and deliver to Tektronix a release of claims in form and substance reasonably satisfactory to Tektronix.

      As used above:

      “Cause” means termination upon:

•	the continued failure by Mr. Reiman to perform substantially his reasonably assigned duties with Tektronix (other than any failure resulting from his incapacity due to physical or mental illness) after a demand for substantial performance is delivered to Mr. Reiman by Tektronix which specifically identifies the manner in which Tektronix believes that Mr. Reiman has not substantially performed his duties; or

•	the willful engaging by Mr. Reiman in illegal conduct which is materially and demonstrably injurious to Tektronix.

No act, or failure to act, on Mr. Reiman’s part will be considered “willful” if Mr. Reiman reasonably believed that his action or omission was in, or not opposed to, the best interests of Tektronix.

      “Good Reason” means the occurrence, without Mr. Reiman’s express written consent, of any of the following circumstances, unless the applicable circumstance is fully corrected before the date of termination specified in a notice of termination given by Mr. Reiman to Tektronix describing the circumstance (which date of termination must be specified in the notice and must not be less than thirty (30) nor more than sixty (60) days following delivery of the notice):

•	the relocation of Mr. Reiman’s office in which he was located before the effective time of the merger to a location more than fifty (50) miles distant; or

•	the failure by Tektronix to continue to provide Mr. Reiman with salary and benefits at least as favorable (based on value), in the aggregate, as those enjoyed by Mr. Reiman with Inet immediately before the effective time of the merger.

      Acceleration of Director Stock Options. In accordance with the terms of Inet’s 1998 Employee Stock Option/ Stock Issuance Plan, the repurchase rights applicable to the options issued to Inet’s outside directors will lapse upon the effective time of the merger.

      Continued Director and Officer Indemnification. Beginning as of the completion of the merger, Tektronix will continue to indemnify the existing and former directors and officers of Inet in accordance with the indemnification provisions contained in the charter documents of Inet for any liabilities incurred in connection with any claim arising out of or pertaining to matters existing or occurring at or before the completion of the merger, including the transactions contemplated by the merger agreement. In addition, Tektronix agreed to, and agreed to cause the surviving company in the merger to, continue to maintain for a period of six years following the merger (a) the same provisions regarding the elimination of liability of directors and the indemnification of officers and directors contained in its charter documents and (b) the current, or equivalent, directors’ and officers’ liability insurance and fiduciary liability insurance policies, subject to a cap on the increase in annual premiums of 150% over the current annual premium cost, in each case for claims arising from facts or events that occurred on or before the completion of the merger. As an alternative to the maintenance of the existing directors’ and officers’ liability insurance and fiduciary liability insurance policies, with the consent of Tektronix, not to be unreasonably withheld, Inet is permitted to purchase before closing of the merger “tail” insurance coverage for the six year period so long as the annual premium for the insurance coverage over the six year period does not exceed 150% of Inet’s current annual premium and the terms of the policy are identical in all material respects to the existing policy.

Manner and Procedure for Exchanging Shares of Inet Common Stock; No Fractional Shares

      Surrender of Certificates. As promptly as practicable following the effective time of the merger, the exchange agent will mail to each record holder of Inet common stock (a) a letter of transmittal and (b) instructions for surrendering certificates formerly representing Inet common stock in exchange for cash and a certificate or certificates representing Tektronix common stock, into which the Inet common stock will be converted pursuant to the merger. After receipt of those forms, holders of Inet common stock will be able to surrender their certificates to the exchange agent, and each holder will receive in exchange therefor the cash to which the holder is entitled, certificates evidencing the number of whole shares of Tektronix common stock to which the holder is entitled, and any cash which may be payable in lieu of a fractional share of Tektronix common stock. Inet stockholders should not send their certificates until they receive the transmittal form.

      After the merger, each certificate that previously represented shares of Inet common stock will represent only the right to receive the cash and shares of Tektronix common stock into which those shares of Inet common stock have been converted.

      Tektronix will not pay dividends to holders of Inet stock certificates in respect of the shares of Tektronix common stock into which the Tektronix shares represented by those certificates have been converted until the Inet stock certificates are surrendered to the exchange agent.

      After the effective time, Inet will not register any further transfers of Inet shares. Any certificates evidencing Inet shares that are presented for registration after the effective time of the merger will be exchanged for the cash and certificates evidencing the number of whole shares of Tektronix common stock to which they are entitled, and any cash which may be payable in lieu of a fractional share of Tektronix common stock.

Voting Agreements

      Concurrently with the execution of the merger agreement, Tektronix executed a voting agreement with each of Elie S. Akilian, Inet’s President and Chief Executive Officer and approximately 20.5% stockholder, and Samuel S. Simonian, Inet’s Chairman of the Board and approximately 18.6% stockholder, to facilitate the merger of Tektronix and Inet. Pursuant to the voting agreements, and as further described below, Messrs. Akilian and Simonian agreed to vote their shares in favor of the merger agreement and merger at the special meeting.

      Voting of Shares. From June 29, 2004 until the termination of the voting agreement, each of Messrs. Akilian and Simonian agreed, subject to the terms and conditions of the voting agreement, to vote his shares at any meeting of the stockholders of Inet (or cause to be voted any shares he controls):

•	in favor of adoption of the merger agreement and approval of the terms thereof and of the merger and each of the other transactions contemplated thereby;

•	against any competing acquisition proposal; and

•	against any amendments to the certificate of incorporation or bylaws of Inet.

      Grant of Proxy. In connection with the voting agreement, each of Messrs. Akilian and Simonian granted an irrevocable proxy to Tektronix to vote his shares of Inet in the manner described in the bullet points above.

      Transfer Restrictions. Each stockholder signatory to the voting agreement agreed that, except as specifically permitted by the voting agreement, following its execution and until its termination, he will not sell, offer, pledge or otherwise dispose of or encumber his shares of Inet common stock.

      Termination. The voting agreement automatically terminates upon the first to occur of

•	the completion of the merger or

•	the termination of the merger agreement.

The voting agreements also provide that for a period of one year after termination, Messrs. Akilian and Simonian will not enter into a voting or similar agreement with any potential acquirer of Inet that includes terms that are more favorable to the acquirer than the terms of the voting agreements.

      This summary of the voting agreements is not intended to be complete and is qualified in all respects by the actual agreements, copies of which are attached to this proxy statement/prospectus as Annex D.

Governmental and Regulatory Approvals

      HSR Act Filing. Under the HSR Act and the regulations promulgated pursuant to the HSR Act, we may not complete the merger until the statutory waiting period has expired or been terminated. On July 20, 2004, each of Tektronix and Inet filed a pre-merger Notification and Report Form pursuant to the HSR Act with the Justice Department and the FTC. On August 3, 2004, the FTC notified Tektronix and Inet that it and the Justice Department had granted early termination of the waiting period under the HSR Act. Although the waiting period has terminated, at any time before or after the effective time of the merger, the Justice Department, the FTC or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the completion of the merger, to unwind the merger, or to require the divestiture of a portion of Tektronix’s or Inet’s assets. We do not assure you that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, that it would not be successful.

      Other Regulatory Approvals. It is also a condition to the parties’ respective obligations to complete the merger that all required approvals of foreign antitrust authorities are obtained. Tektronix and Inet have made filings with the appropriate governmental authorities in Brazil, Portugal and Germany. The merger was approved by Germany’s antitrust authority on August 12, 2004. The merger is currently under review in Brazil and Portugal. The approval of the Brazilian regulatory authority is not required prior to closing. The first phase review period in Portugal ends September 13, 2004. The parties will be able to complete the merger if that period ends without a further request for information from the Portugese regulatory authority. Although we do not expect these regulatory authorities to raise any significant concerns in connection with their review of the merger, we do not assure you that we will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that would be detrimental to Tektronix or Inet.

Merger Expenses, Fees and Costs

      Inet and Tektronix will each bear one-half of the costs of soliciting proxies from Inet’s stockholders, including the costs of printing and mailing this proxy statement/ prospectus, and the costs of filing Tektronix’s registration statement on Form S-4 with the Securities and Exchange Commission. Tektronix and Inet agreed to share equally the costs of the filings required under the HSR Act and other applicable foreign antitrust laws. All other expenses incurred in connection with the merger agreement will be paid by the party bearing those expenses.

Accounting Treatment

      The mergers contemplated by the merger agreement will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States. The assets, liabilities and results of operations of Inet will be consolidated into the assets, liabilities and results of operations of Tektronix as of the effective times of the mergers.

      Tektronix will be the acquiring entity under generally accepted accounting principles and the assets and liabilities of Inet (the acquired entity for accounting purposes) will be revalued to fair value and the assets and liabilities of Impala Merger Corp./ Impala Acquisition Corp./ Tektronix (the acquiring entity for accounting purposes) will remain at historical cost.

Form of the Merger

      Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Impala Merger Corp., a newly formed, wholly owned subsidiary of Tektronix, will be merged with and into Inet, with Inet surviving the merger and becoming a wholly owned subsidiary of Tektronix. Immediately after the first merger, Inet will merge with and into Impala Acquisition Co. LLC, a wholly owned limited liability company subsidiary of Tektronix, with Impala LLC surviving the second merger as a wholly owned subsidiary of Tektronix.

Material U.S. Federal Income Tax Consequences

      The following discussion is a summary of the anticipated material U.S. federal income tax consequences of the merger to Inet’s stockholders. The discussion is based on and subject to the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated pursuant to the Code, administrative rulings of the Internal Revenue Service (the “IRS”) and court decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his or her circumstances or to stockholders subject to special treatment under the Code, such as, without limitation: banks, thrifts, mutual funds and other financial institutions, tax-exempt organizations and pension funds, insurance companies, dealers or brokers in securities or foreign currency, persons whose shares are held in individual retirement and other deferred accounts, persons subject to the alternative minimum tax, persons who hold their shares as part of a straddle, hedging or conversion transaction, partnerships or other pass-through entities, stockholders holding their shares through partnerships or other pass-through entities, stockholders whose shares are not held as “capital assets” within the meaning of Section 1221 of the Code, stockholders who received their shares through the exercise of employee stock options, pursuant to Inet’s employee stock purchase plan or otherwise as compensation, and stockholders who are not U.S. persons (as defined in Section 7701(a)(30) of the Code). In addition, the discussion does not address any state, local or foreign tax consequences of the merger.

      This discussion is a general summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the merger. Each Inet stockholder is urged to consult his or her tax advisor with respect to the particular federal, state, local, foreign and other tax consequences of the merger.

      Classification of Merger as Reorganization. The tax consequences of the merger to Inet stockholders will depend upon whether the merger qualifies as a “reorganization” under Section 368 of the Code. To qualify as a “reorganization,” the merger must satisfy a number of requirements, including a “continuity of interest” requirement. To satisfy the continuity of interest requirement, Inet stockholders must receive a meaningful ownership interest in Tektronix as a result of the merger. In general, this requirement will be considered satisfied if the fair market value of the Tektronix common stock to be received by stockholders in the merger constitutes a substantial portion of the total merger consideration. There is no definitive test for determining whether the continuity of interest requirement has been met; tax counsel has indicated to Tektronix and Inet, however, that the continuity of interest requirement will be met if the value, as of the effective time of the merger, of the Tektronix common stock received by Inet stockholders in the merger represents at least 45% of the total value of consideration received by Inet stockholders for their Inet stock as a result of the merger (including amounts received by dissenting stockholders) (the “45% Condition”).

      Under the merger agreement, so long as the value of the Tektronix common stock satisfies the 45% Condition (whether or not as a result of an adjustment to the merger consideration, as described in the following paragraph), it will be a condition of Inet’s obligation to complete the merger that Inet shall have received an opinion from its counsel, Weil, Gotshal & Manges LLP (or from Tektronix’s counsel, Stoel Rives LLP, in the event Weil, Gotshal & Manges LLP is not able to deliver the opinion) that, for U.S. federal income tax purposes, the merger will qualify as a reorganization under Section 368(a) of the Code (a “Reorganization Tax Opinion”).

      It is possible that the value of Tektronix common stock as of closing will have declined and as a result, with no adjustment to the merger consideration, the 45% Condition will not be met. In that case, Tektronix has the right (but not the obligation) to offer to increase the Tektronix common stock portion of the merger consideration and decrease the cash portion of the merger consideration so that the 45% Condition is satisfied. If the 45% Condition is not satisfied and Tektronix offers to increase the stock portion of the merger consideration, Inet may accept the increase in stock consideration, in which case, as mentioned above, it will be a condition of Inet’s obligation to complete the merger that Inet shall have received from counsel a Reorganization Tax Opinion. Alternatively, if the 45% Condition is not satisfied and Tektronix offers to increase the stock portion of the merger consideration, Inet may reject Tektronix’s offer and elect to proceed with the merger with no adjustment to the merger consideration, in which case the receipt of a Reorganization Tax Opinion would not be a condition to Inet’s obligation to complete the merger. If the 45% Condition is not satisfied and Tektronix elects not to increase the Tektronix common stock portion of the merger consideration, Inet may elect to terminate the merger agreement. Alternatively, if the 45% Condition is not satisfied and Tektronix elects not to increase the Tektronix common stock portion of the merger consideration, Inet may nonetheless elect to proceed with the merger, and the receipt of a Reorganization Tax Opinion would not be a condition to Inet’s obligation to complete the merger.

      If the 45% Condition is satisfied and both Weil, Gotshal & Manges LLP and Stoel Rives LLP are nevertheless unable to deliver a Reorganization Tax Opinion to Inet, Inet can waive the receipt of the Reorganization Tax Opinion and proceed with the closing. Also, as noted above, if the 45% Condition is not satisfied (whether because Inet rejects Tektronix’s offer to add stock to the merger consideration or because Tektronix does not make the offer and Inet nonetheless elects to proceed with the merger), the closing of the merger will not be conditional upon receipt of a Reorganization Tax Opinion. In either of these situations, depending upon the circumstances, it may be unclear whether or not the merger will qualify as a reorganization under Section 368(a) of the Code.

      Whether or not the 45% Condition is satisfied, as a condition to its obligation to complete the merger, Tektronix shall have received from Stoel Rives LLP (or from Weil Gotshal & Manges LLP, if Stoel Rives is not able to deliver its opinion) either a Reorganization Tax Opinion or an opinion that, for U.S. federal income tax purposes, the merger will not be a taxable transaction to Inet, Merger Corp. or LLC (the “No

Corporate Level Tax Opinion”). If both Stoel Rives LLP and Weil, Gotshal & Manges LLP are unable to deliver to Tektronix either the Reorganization Tax Opinion or the No Corporate Level Tax Opinion, Tektronix can choose to waive the receipt of the opinion and proceed with the closing.

      In rendering their tax opinions, counsel will rely on representations made by Inet and Tektronix, including, without limitation, that Tektronix will cause the surviving company of the first merger to be merged into LLC and that the mergers are being undertaken pursuant to a single integrated plan. Furthermore, each tax opinion will be subject to specified assumptions, limitations and qualifications. If any of these representations or assumptions is inconsistent with the actual facts, the U.S. federal income tax treatment of the merger could be adversely affected and the tax opinions cannot be relied upon. In addition, no ruling from the IRS with respect to the tax consequences of the merger has been, or will be, requested. The tax opinions are not binding on the IRS or the courts, and it is possible that the IRS could assert a contrary position and that a court could sustain that position.

      Material Tax Consequences of Merger. Assuming that the merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code, the merger will have the following U.S. federal income tax consequences:

•	an Inet stockholder will not recognize any gain or loss upon the receipt of shares of Tektronix common stock in exchange for the stockholder’s Inet common stock;

•	an Inet stockholder will recognize any gain, but not loss, realized to the extent of any cash (other than cash in lieu of fractional shares) received in exchange for the stockholder’s Inet common stock. That gain generally will be capital gain and will be long-term capital gain if Inet stock exchanged was held for more than one year as of the effective time of the merger;

•	the tax basis of the shares of Tektronix common stock received by an Inet stockholder in the merger will be equal to the adjusted tax basis of the shares of Inet common stock exchanged therefor, decreased by the amount of any cash payments received, and increased by the amount of any gain required to be recognized by the Inet stockholder;

•	the holding period of the shares of Tektronix common stock received by an Inet stockholder in the merger will include the holding period of the shares of Inet common stock exchanged therefor; and

•	cash received by an Inet stockholder in lieu of a fractional share of Tektronix common stock will be treated as received in exchange for the fractional share, and the stockholder will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the tax basis of the share of the Inet common stock allocable to the fractional interest.

      In the event that the merger does not qualify as a “reorganization” under Section 368(a) of the Code, an Inet stockholder generally would recognize an amount of taxable gain or loss equal to the difference between (1) the fair market value of the shares of Tektronix common stock plus the amount of cash received in the merger, and (2) the Inet stockholder’s adjusted tax basis in Inet common stock exchanged therefor. That gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if the Inet common stock exchanged was held for more than one year as of the effective time of the merger. An Inet stockholder’s tax basis in any shares of Tektronix common stock received would equal the fair market value of the shares at the effective time of the merger and the holding period for the shares would begin on the date immediately following the effective time of the merger.

      Dissenting Stockholders. Cash received by an Inet stockholder in satisfaction of appraisal rights will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the adjusted tax basis of Inet common stock surrendered. The gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the shares had been held for more than one year as of the time of the merger.

      Backup Withholding. Backup withholding at the applicable rate may apply with respect to payments, including cash received in the merger, unless an Inet stockholder (1) is a corporation or comes within specified other exempt categories and, when required, demonstrates this fact, or (2) provides a properly completed IRS Form W-9 (or successor or substitute form) showing the stockholder’s correct taxpayer identification number, certifying that the stockholder has not lost the exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. An Inet stockholder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s U.S. federal income tax liability, provided the stockholder furnishes specified required information to the IRS.

      Inet stockholders will be required to retain records pertaining to the merger and will be required to file with their U.S. federal income tax returns for the year in which the merger takes place a statement setting forth specified facts relating to the merger.

      The foregoing discussion is not intended to be legal or tax advice to any particular Inet stockholder. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Inet stockholder will depend on that stockholder’s particular situation. Inet stockholders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

Appraisal Rights

      Under Delaware law, if the merger is completed, stockholders of record who do not vote in favor of the merger and who comply with Section 262 of the Delaware General Corporation Law (a copy of which can be found in Annex C of the attached proxy statement/prospectus) will be entitled to receive payment for their shares as may be determined to be due under Section 262. Inet is required to send a notice to that effect to each stockholder not less than 20 days before the special meeting. This proxy statement/prospectus constitutes that notice to you.

      The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex C.

      A stockholder who desires to exercise appraisal rights must (a) not vote in favor of the merger and (b) deliver a written demand for appraisal of his or her shares to the Secretary of Inet before the vote on the merger at the special meeting.

      A demand for appraisal must be executed by or for the stockholder of record, and must reasonably inform Inet of the identity of the stockholder of record. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, he is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

      A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

      Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the merger agreement. A holder of shares held in “street name” who desires appraisal rights with respect to his or her shares must take all actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to shares held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder thereof. The stockholder should instruct the firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

      Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Inet Technologies, Inc., 1500 North Greenville Avenue, Richardson, Texas 75081, Attention: Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is thereby demanding appraisal of his or her shares. The written demand must be received by Inet before the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

      In addition, the stockholder must not vote its shares of common stock in favor of the merger agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

      Within 120 days after the effective time of the merger, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of his or her shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation....” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

      Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

      The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by the stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of a determination of assessment, each party will bear its own expenses.

      Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal will have the right to withdraw his or her demand for appraisal and to accept the cash and shares of Tektronix common stock to which he or she is entitled pursuant to the merger. After this period, the stockholder may withdraw his or her demand for appraisal only with the consent of the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the cash and shares of Tektronix common stock as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file a petition for appraisal, and have no present intention to do so, any stockholder who desires that a petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Delisting and Deregistration of Inet Common Stock

      If the merger is completed, Inet common stock will be delisted from the NASDAQ Stock Market and will no longer be registered under the Securities Exchange Act of 1934, as amended.

THE MERGER AGREEMENT

      The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/ prospectus as Annex A. We urge you to read the merger agreement in its entirety.

Form of the Merger

      If the holders of Inet common stock approve and adopt the merger agreement and all other conditions to the merger are satisfied or waived, Impala Merger Corp., a newly formed and wholly owned subsidiary of Tektronix, will merge with and into Inet, followed by a second merger of the surviving corporation in the Impala Merger Corp./ Inet merger with and into Impala Acquisition Co. LLC, a newly formed and wholly owned subsidiary of Tektronix. After the second merger, Impala Acquisition Co. LLC will be the surviving entity and will remain a wholly owned subsidiary of Tektronix.

Merger Consideration

      The merger agreement provides that each share of Inet common stock outstanding immediately before the effective time of the merger (other than treasury stock of Inet and other than Inet common stock as to which appraisal rights have been properly demanded) will be converted, subject to adjustment as described below, into the right to receive:

•	$6.25 in cash; and

•	a fraction of a share of Tektronix common stock equal to the exchange ratio.

      Exchange Ratio. The exchange ratio will be determined by reference to the average of the closing sale price per share of Tektronix common stock on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately before the closing date of the merger, which we refer to as the “Tektronix average price.” If the Tektronix average price is greater than or equal to $34.83, then the exchange ratio will be the number obtained by dividing $6.25 by $34.83, or 0.179. If the Tektronix average price is equal to or less than $28.50, then the exchange ratio will be the number obtained by dividing $6.25 by $28.50, or 0.219. If the Tektronix average price is greater than $28.50 and less than $34.83, the exchange ratio will be calculated by dividing $6.25 by the Tektronix average price. See “The Merger — General — Exchange Ratio” for a table that illustrates the implied value of the merger consideration assuming various hypothetical reference prices.

      You will not receive any fractional shares of Tektronix common stock in the merger. Instead of any fractional shares, you will be paid cash for your fractional shares based on the closing price of Tektronix common stock on the closing date of the merger.

      For example, if the Tektronix average price were $29.36, which was the closing price of Tektronix common stock on August 26, 2004, the exchange ratio would be 0.213 and a Inet stockholder owning 100 shares of Inet common stock would receive total consideration with an implied value at closing of $1,250.37, consisting of $625.00 in cash, 21 shares of Tektronix common stock, and $8.81 in cash instead of fractional shares. If the Tektronix average price were $34.94, which was the closing sale price for Tektronix common stock on June 29, 2004, the last trading day before the public announcement of the transaction, the exchange ratio would be 0.179 and a Inet stockholder owning 100 shares of Inet common stock would receive total consideration with an implied value at closing of $1,250.43, consisting of $625.00 in cash, 17 shares of Tektronix common stock, and $31.45 in cash instead of fractional shares. Each of these examples assumes the Tektronix average price is the same as the closing sale price of Tektronix common stock on the closing date of the merger.

      Determination of Exchange Ratio; Changes in Stock Price. The merger agreement provides that the five-day valuation period for determining the exchange ratio will end on the trading day that immediately precedes the closing date of the merger. As a result, the number of shares of Tektronix common stock constituting the merger consideration will be fixed on the trading day before the merger. Because the market price of Tektronix common stock fluctuates, the value of the Tektronix common stock that Inet stockholders will receive in the merger may increase or decrease after the valuation period and before the closing of the merger. You may call, toll-free, 1-800-628-8536 for information concerning the estimated number of shares of Tektronix common stock that will be issued in exchange for each share of Inet common stock as of the date you call.

      Cash Top-up. If at the closing of the transaction the Tektronix average price is less than $31.66 and greater than or equal to $28.50, Tektronix may elect, in its sole discretion, to increase the cash portion of the merger consideration and correspondingly reduce the exchange ratio. Tektronix’s right to substitute additional cash in place of its common stock cannot be exercised if and to the extent it would result in a failure to meet the 45% Condition described below. Subject to the 45% Condition, the additional cash amount per share is calculated using the following formula:

A((6.25/A) — 0.197)

where A = the Tektronix average price.

If the cash top-up is exercised, in all instances the exchange ratio will be 0.197.

      Stock Top-up. Tektronix may have the ability to substitute additional Tektronix stock for cash depending on various circumstances that relate to the treatment of the merger for tax purposes. Treatment of the merger as a “reorganization” for U.S. federal income tax purposes will depend on, among other things, whether the value, as of the effective time of the merger, of the Tektronix common stock payable in respect of Inet common stock is sufficient to satisfy the “continuity of interest” requirement contained in applicable tax regulations. Tax counsel has advised that, if the aggregate value of the Tektronix stock issued in the merger equals or exceeds 45% of the aggregate cash and stock consideration payable in respect of the Inet common stock (taking account of Inet stockholders exercising appraisal rights) and other conditions are satisfied, the continuity of interest requirement will be met. Under the merger agreement, specified consequences follow depending on whether or not the value of Tektronix common stock at the effective time of the merger and payable in the merger equals or exceeds 45% of the aggregate cash and stock consideration payable in respect of the Inet common stock (taking into account amounts paid to holders exercising appraisal rights under Delaware law), referred to as the “45% Condition.” For a discussion of the tax consequences to a holder of Inet common stock, see “Risk Factors” and “The Merger — Material U.S. Federal Income Tax Consequences.”

      Tektronix will advise Inet at least two business days before the closing date whether it is willing to substitute additional shares of Tektronix common stock for cash (with that substitution to be based on the Tektronix common stock closing date share price), if necessary, to meet the 45% Condition.

      If the value of the shares of Tektronix common stock payable in respect of the Inet common stock does not meet the 45% Condition and Tektronix has declined to substitute shares of Tektronix common stock for cash, then Inet has the option to either

•	proceed with the merger even though the 45% Condition is not satisfied and, consequently, the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law, or

•	terminate the merger agreement.

      If the value of the shares of Tektronix common stock payable in respect of the Inet common stock does not meet the 45% Condition and Tektronix has offered to substitute shares of Tektronix common stock for cash, then Inet has the option to either

•	reject Tektronix’s offer to substitute shares and proceed with the merger even though the 45% Condition is not satisfied, and, consequently, the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law, or

•	accept the substitution of Tektronix common stock for cash and avoid the enhanced risk to its stockholders that the exchange may result in Inet stockholders being required to recognize additional taxable gain under federal income tax law.

      It is not possible to know until shortly before the closing which elections Tektronix and Inet will make with respect to either the cash top-up or stock top-up or whether the closing price of Tektronix common stock will permit satisfaction of the 45% Condition. At this time, neither Inet nor Tektronix can predict which elections they would make if the 45% Condition is not satisfied.

      The merger agreement does not require, and Inet would not expect to seek, further approval from its stockholders before electing to proceed with (or terminate) the merger at a time and under the conditions that will or could result in increased risk to Inet stockholders that the exchange of Inet common stock in the merger will be fully taxable. Therefore, adoption of the merger agreement by Inet’s stockholders will give Inet the ability to take steps, such as rejecting an increase in the stock portion of the merger consideration, or waiving its tax opinion condition to closing, that will or could result in the merger being fully taxable to Inet stockholders, or terminate the transaction, without any further action by, or further solicitation of, the Inet stockholders.

      Shares Held by Inet; Reclassification of Tektronix and Inet Common Stock. Shares of Inet common stock held by Inet in treasury will be canceled in the merger.

      If between the date of the merger agreement and the effective time, the outstanding shares of the common stock of either Tektronix or Inet should split, combine or otherwise reclassify or are otherwise changed into any other securities, or a stock dividend or other stock distribution is made, the merger agreement provides that the merger consideration will be correspondingly adjusted, to the extent appropriate, to reflect those changes.

      Fractional Shares of Tektronix Common Stock. Tektronix will not issue fractional shares of Tektronix common stock in the merger. Instead, a cash payment will be paid in an amount equal to the product of (1) the fractional part of a share of Tektronix common stock the Inet stockholder would otherwise be entitled to, multiplied by (2) the closing price of Tektronix common stock on the NYSE on the closing date of the merger.

Closing

      Unless the parties agree otherwise, the closing will occur on September 30, 2004 or on the business day on which the satisfaction or waiver of all closing conditions occurs.

Effective Time

      The merger of Impala Merger Corp. with and into Inet will become effective on the date on which a certificate of merger has been duly filed with the Secretary of State of the State of Delaware or any later time as is agreed upon by the parties and specified in the certificate of merger. The filing of the certificate of merger will take place upon the closing of the merger.

Treatment of Stock Options and Other Stock Awards

      Under the merger agreement, the stock options, share right awards and restricted stock issued under Inet’s stock option plans will not accelerate at the closing (other than stock options issued to non-employee directors of Inet, the repurchase rights with respect to which will fully lapse by their original terms, and stock options and restricted stock issued to certain executives of Inet under the severance arrangements described under “The Merger — Interests of Executive Officers and Directors in the Merger — Severance Plan”) and will continue in full force and effect following the merger. Each stock option and share right award will be converted into a stock option to purchase or share right award to receive the number of shares of Tektronix common stock equal to the sum of:

•	the number of shares of Tektronix common stock into which the shares of Inet common stock issuable upon exercise of the stock option or receipt of the share right award would have been converted in the merger; and

•	the aggregate cash amount into which the shares of Inet common stock issuable upon exercise of such stock option or receipt of such share right award would have been converted in the merger divided by the closing price of Tektronix common stock on the NYSE on the closing date.

The exercise price per share of each stock option will be obtained by dividing the old aggregate exercise price of the stock option by the number of shares of Tektronix common stock issuable upon exercise of the stock option.

      Under the merger agreement, outstanding shares of restricted stock will be converted into the same cash and stock consideration as Inet common stock not subject to restricted stock agreements, provided that the restrictions contained in the applicable restricted stock agreements will remain in effect. In addition, the cash consideration receivable in respect of restricted stock will not be payable to a holder of restricted stock until the release of the restrictions contained in the restricted stock agreement. Until paid to a holder, cash in respect of restricted stock will be deemed to earn interest at the one year treasury bill rate.

Representations and Warranties

      The merger agreement contains representations and warranties by Inet relating to a number of matters, including the following:

•	organization, valid existence, good standing and qualification to do business of Inet and its subsidiaries;

•	Inet’s capitalization;

•	corporate authorization and validity of the merger agreement;

•	Inet’s interests in its subsidiaries and joint ventures;

•	documents filed with the SEC and the accuracy of information contained in the documents and the conformity with generally accepted accounting principles of Inet’s financial statements;

•	the accuracy of information contained in this proxy statement/ prospectus;

•	governmental filings necessary for completion of the merger;

•	the absence of any conflict with Inet’s certificate of incorporation or bylaws, with applicable laws or with any agreement to which Inet or any of its subsidiaries is a party or the creation of any lien on Inet’s assets as a result of the transactions contemplated by the merger agreement;

•	the absence of undisclosed liabilities;

•	the absence of specified adverse changes or events in Inet’s business or condition;

•	the absence of material pending or threatened litigation;

•	Inet’s and its subsidiaries’ compliance with their respective constituent documents and all applicable foreign, federal, state and local laws;

•	labor matters, employee benefit plans and employment agreements;

•	Inet’s ownership of its real and tangible assets;

•	ownership of and validity of intellectual property rights;

•	material contracts;

•	insurance;

•	Inet’s possession of all material permits and regulatory approvals necessary to conduct its business;

•	tax matters and the payment of taxes;

•	the absence of affiliate transactions;

•	the absence of noncompete agreements restricting Inet’s operations;

•	various environmental matters, including compliance with environmental laws;

•	steps taken by the Inet board of directors to render Section 203 of the General Corporation Law of the State of Delaware inapplicable to the merger;

•	broker’s and finder’s fees related to the merger;

•	the receipt of the opinion of Inet’s financial advisor as to the fairness, from a financial point of view, of the merger consideration to Inet’s stockholders;

•	the absence of any other agreements to sell Inet or its assets;

•	the required vote by the stockholders of Inet to complete the merger; and

•	disclosure controls and procedures maintained by Inet.

      The merger agreement also contains representations and warranties by Tektronix relating to a number of matters, including:

•	organization, valid existence, good standing and qualification to do business of Tektronix and its subsidiaries;

•	corporate authorization and validity of the merger agreement;

•	governmental filings necessary for completion of the merger;

•	the accuracy of information contained in this proxy statement/ prospectus;

•	documents filed with the SEC and the accuracy of information contained in the documents and the conformity with generally accepted accounting principles of Tektronix’s financial statements;

•	the absence of any conflict with Tektronix’s articles of incorporation or bylaws, with applicable laws or with any agreement to which Tektronix or any of its subsidiaries is a party, or the creation of any lien on Tektronix’s assets as a result of the transactions contemplated by the merger agreement;

•	broker’s and finder’s fees related to the merger;

•	Tektronix’s capitalization;

•	the absence of undisclosed liabilities;

•	the absence of specified adverse changes or events in Tektronix’s business or condition;

•	the absence of material pending or threatened litigation;

•	Tektronix’s and its subsidiaries’ compliance with their respective constituent documents and all applicable foreign, federal, state and local laws;

•	tax treatment of the merger; and

•	disclosure controls and procedures maintained by Tektronix.

      The merger agreement also contains representations and warranties by Impala Merger Corp., Impala Acquisition Co. LLC and Tektronix on behalf of Impala Merger Corp. and Impala Acquisition Co. LLC relating to a number of matters, including:

•	organization, valid existence, good standing and qualification to do business of Impala Merger Corp. and Impala Acquisition Co. LLC;

•	Impala Merger Corp.’s and Impala Acquisition Co. LLC’s capitalization;

•	corporate or limited liability company authorization and validity of the merger agreement; and

•	governmental filings necessary for completion of the merger.

      Many of Inet’s and Tektronix’s representations and warranties are qualified as to materiality or “material adverse effect.” When used with respect to Inet or Tektronix, “material adverse effect” or “material adverse change” means any change or effect that is materially adverse to the business, properties, assets, liabilities (contingent or other), condition (financial or other) or results of operations of Inet or Tektronix, as applicable, and its subsidiaries, taken as a whole, except for any change or effect that arises out of, results from or is attributable to:

•	changes in conditions (including general legal, regulatory, political, economic or business conditions or any change in generally accepted accounting principles) in or otherwise generally affecting industries in which Inet or Tektronix, as applicable, and its subsidiaries conduct business that does not disproportionately affect that party and its subsidiaries;

•	the negotiation, execution, announcement or completion of the merger agreement and the transactions contemplated by the merger agreement, including any impact of the merger agreement on the relationships, contractual or otherwise, with customers, suppliers, distributors or employees.

Covenants and Agreements

      Mutual Covenants. Inet and Tektronix agreed to use their respective reasonable best efforts to:

•	prepare and file this proxy statement/prospectus with the Securities and Exchange Commission;

•	cause their respective accountants to deliver “comfort letters” before the effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	prepare and file materials under the HSR Act and other applicable foreign antitrust laws; and

•	take all other acts necessary to close the transactions contemplated by the merger agreement, including defending any lawsuits or other legal proceedings enjoining the merger.

      Inet and Tektronix also agreed to cooperate on publicity matters, maintain the confidentiality of specified information under the confidentiality agreement to which they are parties and deliver certificates to Stoel Rives LLP and Weil, Gotshal & Manges LLP with respect to tax matters.

Inet’s Covenants

      Conduct of Business. Inet agreed that, until the termination of the merger agreement or effective time of the merger, Inet will carry on its business in the ordinary and usual manner and maintain its existing relationships with suppliers, customers, employees and business associates. Additionally, subject to specified exceptions, the merger agreement expressly restricts the ability of Inet, without Tektronix’s prior written consent, to:

•	amend its certificate of incorporation and bylaws;

•	increase compensation payable to officers and employees;

•	split, recombine or reclassify its capital stock;

•	declare or pay any dividends;

•	sell any shares of capital stock or issue securities convertible into capital stock;

•	redeem or repurchase its capital stock;

•	incur, assume or guarantee any indebtedness;

•	enter into transactions outside the ordinary course of business or above specified levels or that would have a material adverse effect;

•	sell, lease or otherwise transfer any properties or assets outside the ordinary course of business;

•	encumber any property or modify any liability except in the ordinary course of business;

•	make capital expenditures other than in the ordinary course of business, form any subsidiary or acquire any stock or assets of any other person;

•	make any material tax election;

•	change its method of accounting, except as required by generally accepted accounting principles as concurred with by its independent auditors, or change its fiscal year; or

•	authorize or enter into any agreement to do any of the actions referred to above.

      Special Meeting. The merger agreement requires Inet to call and hold the special meeting of stockholders to approve and adopt the merger agreement and the merger. Inet, however, is not required to hold a special meeting if the merger agreement is terminated. See “The Merger Agreement — Termination.” Additionally, subject to limitations related to its discharge of its fiduciary duties (as discussed below in “The Merger Agreement — Covenants and Agreements — No Solicitation”), the board of directors of Inet agreed to recommend that Inet’s stockholders vote in favor of the merger agreement and the merger.

      No Solicitation. The merger agreement precludes Inet, its subsidiaries and their respective affiliates, directors, officers, employees, advisors, representatives, agents or other intermediaries from:

•	soliciting, initiating, encouraging or taking any action to facilitate any inquiries or the making of any proposal from any person relating to a business combination with Inet or the acquisition of more than 20% of the stock or assets of Inet and its subsidiaries as a whole; or

•	participating in any discussions or negotiations regarding, or furnishing to any person any information, or otherwise cooperating in any way with, a competing third party proposal.

      The merger agreement provides that these restrictions do not prohibit Inet from furnishing non-public information to or negotiating with a third party if those actions are a response to an unsolicited, bona fide proposal from a third party to acquire 50% or more of Inet’s stock or assets that the Inet board of directors determines in good faith, after consulting with its financial and legal advisors, is, or is reasonably likely to lead to, terms that are more favorable to Inet’s stockholders than those in the merger agreement. A proposal meeting these criteria is referred to in this proxy statement/prospectus a “superior proposal.” In addition, Inet’s board of directors is permitted to withdraw or adversely modify or change its recommendation of the merger agreement to Inet’s stockholders or recommend, adopt or approve a third party proposal if the board of directors determines in good faith (after consultation with outside counsel) that it is advisable to do so in order to comply with its fiduciary duties under applicable law. If the merger agreement is terminated in that circumstance, Inet will be required to pay Tektronix a termination fee. See “The Merger Agreement — Termination Fee.”

      Inet is required to promptly advise Tektronix of the receipt of any inquiries, proposals or offers with respect to any acquisition proposal, request for information from or the initiation or continuation of discussions or negotiations with a person with respect to any acquisition proposal, the material terms and conditions of any acquisition proposal, and the identity of the person making any acquisition proposal. Inet is obligated to keep Tektronix informed of the status of all discussions or negotiations with respect to any acquisition proposal.

      In specified circumstances, Inet can terminate the merger agreement to enter into an agreement with a third party with respect to a superior proposal. See “The Merger Agreement — Termination.” If the merger agreement is terminated in that circumstance, Inet may be required to pay Tektronix a termination fee. See “The Merger Agreement — Termination Fee.”

      Access to Information. Subject to applicable laws relating to the exchange of information, Inet agreed to afford Tektronix and its representatives, during normal business hours during the period before the effective time of the merger, reasonable access to all of Inet’s officers, employees, properties and offices and to all books and records and, consistent with its legal obligations, all other information concerning its business, properties and personnel as Tektronix may reasonably request. Inet also agreed to permit Tektronix to conduct an operations review during which Inet will provide access to its personnel at each operating facility.

      Employee Retention. Inet agreed to use its reasonable efforts to retain its and its subsidiaries employees until the closing date of the merger and to assist Tektronix in securing the employment of personnel to whom Tektronix or the surviving corporation intends to make offers of employment.

      Affiliate Letters. Inet agreed to use commercially reasonable efforts to cause its officers, directors and persons owning more than 5% of its common stock to execute “affiliate letters” regarding the agreement of those persons to transfer any shares of Tektronix common stock received by those persons in the merger in compliance with Rule 145 under the Securities Act.

Tektronix’s Covenants.

      Conduct of Tektronix’s Business Pending Merger. Tektronix agreed that, until the termination of the merger agreement or effective time of the merger, Tektronix will not take or omit to take any action that could reasonably be expected to have a material adverse effect on Tektronix. Additionally, subject to exceptions, the merger agreement expressly restricts the ability of Tektronix, without Inet’s prior written consent, to:

•	amend its articles of incorporation or bylaws;

•	declare or pay any dividends other than quarterly cash dividends paid in the ordinary course;

•	sell any shares of capital stock or issue securities convertible into capital stock, subject to specified exceptions;

•	redeem or repurchase its capital stock other than pursuant to Tektronix’s existing stock repurchase program and consistent with Regulation M promulgated under the Securities Exchange Act of 1934, as amended; or

•	authorize or enter into any agreement to do any of the actions referred to above.

      Employee Matters. Tektronix, Inet, Impala Merger Corp. and Impala Acquisition Co. LLC agreed that:

•	at the effective time of the merger, all employees of Inet and its subsidiaries (other than Messrs. Kupp, Kleinman and Mina) will be employed by Tektronix or the surviving company immediately after the effective time of the merger. Neither Tektronix nor the surviving company is obligated to continue the employment of any employee after the effective time of the merger;

•	Tektronix and/or the surviving company will provide, during the two year period following the effective time of the merger, salaries, bonus opportunities and benefits to Inet’s and its subsidiaries’ employees that are substantially equivalent (based on value), in the aggregate, to the salaries, bonus opportunities and benefits provided by Inet and its subsidiaries immediately before the effective time of the merger;

•	with respect to employee benefit plans in which Inet employees are eligible to participate, Tektronix and the surviving company will recognize the past service of employees with Inet and its subsidiaries before the effective time of the merger;

•	Inet will terminate its 401(k) Plan and employee stock purchase plan immediately before the effective time and Tektronix will cause its 401(k) plan, or will cause the surviving company to establish a new 401(k) plan, to accept rollovers of all distributed account balances; and

•	with respect to any welfare plans in which Inet’s and its subsidiaries’ employees are eligible to participate, Tektronix and the surviving company will (i) to the extent allowed by the plans, waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements to the extent those conditions were satisfied under Inet’s welfare plans before the effective time of the merger and (ii) provide each employee with credit for any co-payments and deductibles paid before the effective time of the merger in satisfying any analogous deductible or out-of-pocket requirements of any of Inet’s welfare plans.

      Severance Plan. Tektronix agreed, and agreed to cause the surviving company to, provide severance benefits to Inet employees, consistent with Tektronix’s Severance Pay Plan as in effect on the date of the merger agreement based upon length of service. Tektronix agreed to provide different severance benefits for employees of Inet holding “Director” and “Vice President” positions. Tektronix also agreed for the first year after the effective time of the merger to provide at least 60 days notice to Inet employees who are to be laid off so long as they work during the 60 day period.

      In addition, Tektronix agreed to severance benefits for specified Inet senior executives to be displaced in connection with the merger. For a description of these severance benefits, see “The Merger — Interests of Executive Officers and Directors in the Merger — Severance Plan.”

      Director and Officer Indemnification. Tektronix agreed, and agreed to cause the surviving company to, provide and/ or maintain the current indemnification obligations of Inet, including insurance, for a period of six years after the effective time of the merger. For a description of these post-closing indemnification obligations, see “The Merger — Interests of Executive Officers and Directors in the Merger — Continued Director and Officer Indemnification.”

      New York Stock Exchange Listing. Tektronix agreed to use its reasonable best efforts to cause the shares of Tektronix common stock to be issued in the merger or reserved for issuance pursuant to the exercise of options or receipt of shares under share right awards to be approved for listing on the New York Stock Exchange.

      Registration on Form S-8. Tektronix agreed to put in place at the effective time of the merger a registration statement on Form S-8 for the registration of Tektronix common stock issuable in respect of options or share right awards. The registration statement is to remain outstanding for so long as any options or share right awards remains outstanding.

      Impala Merger Corp.’s and Impala Acquisition Co. LLC’s Covenants. Impala Merger Corp. and Impala Acquisition Co. LLC each agreed that, before the effective time of the applicable merger, each of them will not engage in any business activities or liquidate; merge into or consolidate with any other corporation or permit any other corporation to merge into or consolidate with it; or change its capitalization or issue any capital stock or convertible securities to purchase its capital stock.

Conditions to the Merger

      The respective obligations of Tektronix, Inet, Impala Merger Corp. and Impala Acquisition Co. LLC to complete the merger is subject to the satisfaction of the following conditions.

      Conditions to Each Party’s Obligation to Effect the Merger. The obligations of Tektronix, Inet, Impala Merger Corp. and Impala Acquisition Co. LLC to complete the merger are conditioned on the following conditions being fulfilled (or waived by the parties):

•	the parties shall have made all filings, including foreign and domestic antitrust filings, and received all approvals of any governmental entity of competent jurisdiction necessary in order to complete the merger, and each of those approvals will be in full force and effect at the closing and not subject to any condition that requires the taking or refraining from taking of any action that would have a material adverse effect on Inet or Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC;

•	there shall not be in effect any order, decree or injunction of a foreign, federal or state court of competent jurisdiction restraining, enjoining or prohibiting the completion of the transactions contemplated by the merger agreement (each party agreeing to use its reasonable best efforts, including appeals to higher courts, to have any non-final, appealable order, decree or injunction set aside or lifted), and no action shall have been taken, and no law shall have been enacted, by any foreign, state or federal governmental entity in the United States which would prevent the completion of the merger;

•	the approval of the merger by Inet stockholders representing a majority of the outstanding Inet common stock;

•	the shares of Tektronix common stock to be issued in the merger and the shares of Tektronix common stock to be reserved for issuance upon the exercise of Inet options or under the share right awards shall have been approved for listing on the NYSE; and

•	the registration statement, of which this proxy statement/ prospectus forms a part, shall have become effective under the Securities Act and shall not be the subject of any stop order or any proceedings seeking a stop order.

      Conditions to Obligation of Inet to Effect the Merger. The obligation of Inet to complete the merger depends on the following additional conditions being fulfilled (or waived by Inet):

•	the representations and warranties of Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC contained in the merger agreement that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC contained in the merger agreement that are not so qualified shall be true and correct in all material respects, in each case as of (i) the date of the merger agreement and (ii) the closing date as though made on the closing date, except to the extent any representations and warranties expressly relate to an earlier date, in which case as of that earlier date, and except further to the extent that the facts or matters as to which those representations and warranties are not so true and correct as of the date of the merger agreement, the closing date or the earlier date expressly set forth therein, as applicable (without giving effect to any qualifications or limitations as to materiality or material adverse effect set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC. Inet shall have received a certificate to that effect from an executive officer of each of Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC;

•	Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC shall have performed in all material respects all obligations required to be performed by them under the merger agreement at or before the closing date and Inet shall have received a certificate to that effect from an executive officer of each of Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC;

•	there shall have been no material adverse effect on Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC or condition or occurrence of an event which has had or would reasonably be expected to have a material adverse effect on Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC; and

•	if the 45% Condition is satisfied, Inet shall have received an opinion of Weil, Gotshal & Manges LLP, counsel to Inet, dated as of the closing date of the merger, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; provided that if Weil, Gotshal & Manges LLP does not render an opinion or withdraws or modifies its opinion, this condition will be satisfied if Stoel Rives LLP, counsel to Tektronix, delivers the required opinion to Inet; provided, however, that if the 45% Condition is not satisfied and either

—	Inet shall have rejected Tektronix’s offer to top-up the stock portion of the merger consideration necessary to meet the 45% Condition or

—	Tektronix shall have indicated that it will not modify the merger consideration to meet the 45% Condition and Inet elects not to terminate the merger agreement,

then it shall not be a condition that Inet receive an opinion of counsel regarding the tax treatment of the merger under the Internal Revenue Code.

      Conditions to Obligations of Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC to Effect the Merger. The obligations of Tektronix, Impala Merger Corp. and Impala Acquisition Co. LLC to complete the merger depend upon the following additional conditions being fulfilled (or waived by Tektronix):

•	the representations and warranties of Inet contained in the merger agreement that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of Inet contained in the merger agreement that are not so qualified shall be true and correct in all material respects, in each case as of (i) the date of the merger agreement and (ii) the closing date as though made on the closing date, except to the extent any representations and warranties expressly relate to an earlier date, in which case as of that earlier date, and except further to the extent that the facts or matters as to which those representations and warranties are not so true and correct as of the date of the merger agreement, the closing date or the earlier date expressly set forth therein, as applicable (without giving effect to any qualifications or limitations as to materiality or material adverse effect set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Inet. Tektronix shall have received a certificate to that effect from an executive officer of Inet;

•	Inet shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the closing date and Tektronix shall have received a certificate to that effect from an executive officer of Inet;

•	there shall have been no material adverse effect on Inet or condition or occurrence of an event which has had or would reasonably be expected to have a material adverse effect on Inet;

•	Tektronix shall have received an opinion of Stoel Rives LLP, counsel to Tektronix, dated as of the closing date, to the effect that either

—	the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or

—	for federal income tax purposes the merger will not be taxable to Inet, Impala Merger Corp. or Impala Acquisition Co. LLC.

The delivery of either opinion described above is sufficient to satisfy this condition; provided that if Stoel Rives LLP does not render the described opinion or withdraws or modifies the opinion, the condition will be satisfied if Weil, Gotshal & Manges LLP, counsel to Inet, delivers the described opinion to Tektronix; and

•	Inet shall not have received written demands for appraisal (pursuant to Section 262(d)(1) of the General Corporation Law of the State of Delaware) from stockholders of Inet who together beneficially own more than 10% of the outstanding Inet common stock as of the date immediately before the closing date.

Termination

      The merger agreement may be terminated and the merger may be abandoned at any time before the completion of the merger:

•	by mutual written consent of Tektronix and of Inet;

•	by either Tektronix or Inet if:

—	the merger shall not have become effective on or before December 31, 2004; provided, however, that if on that date the condition regarding the receipt of U.S. and foreign antitrust approvals is not satisfied, then either Tektronix or Inet may cause that date to be extended to March 31, 2005, upon delivery of written notice to the other party; provided further, however, that the right to terminate the merger agreement pursuant to this provision will not be available to any party whose breach of the merger agreement has been the cause of, or resulted in, the failure of the merger to occur on or before the applicable date;

—	by Tektronix or Inet if the requisite approval of the merger by the stockholders of Inet will not have been obtained by December 31, 2004; provided, however, that the right of Inet to terminate the merger agreement pursuant to this provision shall not be available to Inet if the failure to obtain stockholder approval has been caused by, or is the result of, a material breach by Inet of its covenants described above under “The Merger Agreement — Covenants and Agreements — Inet’s Covenants — Special Meeting” and “— No Solicitation;” or

—	there is in effect any order, decree or injunction of a foreign, federal or state court of competent jurisdiction restraining, enjoining or prohibiting the completion of the transactions contemplated by the merger agreement or any action shall have been taken or any law shall have been enacted, by any foreign, state or federal governmental entity in the United States that would prevent the completion of the merger;

•	by Inet if Inet receives a superior proposal that did not result from a breach of its covenants described above under “The Merger Agreement — Covenants and Agreements — Inet’s Covenants — Special Meeting” and “— No Solicitation” and:

—	Inet’s board of directors authorizes Inet to enter into a binding written agreement concerning the superior proposal and Inet notifies Tektronix in writing that it intends to enter into the agreement, attaching a summary of the material terms of the agreement; and

—	Tektronix does not make, within three business days after receipt of Inet’s written notification of its intention to enter into a binding agreement for a superior proposal, a written offer that Inet’s board of directors determines, in good faith consistent with its fiduciary obligations under applicable law after consultation with its legal counsel and financial advisors, is at least as favorable (taking into account, all the terms and conditions of the offer and the merger agreement and the interests of Inet and its stockholders) as the superior proposal;

•	by Inet if:

—	there has been a material breach by Tektronix of any representation, warranty, covenant or agreement contained in the merger agreement, which breach would give rise to the failure of Inet’s conditions regarding Tektronix’s representations, warranties and covenants; or

—	Tektronix has notified Inet that it does not intend to increase the stock consideration to the extent necessary to meet the 45% Condition;

•	by Tektronix if:

—	Inet withdraws or modifies its recommendation of the merger in a manner adverse to Tektronix or recommends, adopts or approves another acquisition proposal or proposes to do any of the foregoing;

—	the board of directors of Inet fails to reaffirm its unanimous recommendation in favor of the merger at any time after public announcement of the merger at the request of Tektronix;

—	a tender offer or exchange offer relating to Inet common stock shall have been commenced by a third party and Inet shall not have promptly after receiving the offer sent its stockholders a statement recommending rejection of the tender offer or exchange offer; or

—	there has been a material breach by Inet of any representation, warranty, covenant or agreement contained in the merger agreement, which breach would give rise to a failure of Tektronix’s conditions regarding Inet’s representations, warranties and covenants.

Effect of Termination

      If the merger agreement is terminated as described in “The Merger Agreement — Termination” above, the agreement will be void and of no effect, and there will be no liability or obligation of any party or any party’s officers or directors, except for and with respect to:

•	the confidentiality provisions;

•	the termination fee described in the following section;

•	each party’s fees and expenses incurred in connection with the transaction; and

•	for breach of the merger agreement before its termination.

Termination Fee

      If the merger agreement is terminated by Tektronix because:

•	Inet withdraws or modifies its recommendation of the merger in a manner adverse to Tektronix or recommends, adopts or approves an acquisition proposal or proposes to do any of the foregoing;

•	the board of directors of Inet fails to reaffirm its unanimous recommendation in favor of the merger at any time after public announcement of the merger at the request of Tektronix; or

•	a tender offer or exchange offer relating to Inet common stock shall have been commenced by a third party and Inet shall not have promptly after receiving the offer sent its stockholders a statement recommending rejection of the tender offer or exchange offer;

and if at the time of the termination Tektronix was not in material breach of the merger agreement and within 12 months after the termination Inet completes a third party acquisition proposal transaction, then Inet agreed to pay to Tektronix on the closing of the acquisition transaction a termination fee of $16.2 million.

      If the merger agreement is terminated by Inet in the manner described above in connection with its entry into a transaction for a superior proposal and at the time of that termination Tektronix was not in material breach of the merger agreement, Inet agreed to pay to Tektronix concurrently with the termination a termination fee of $16.2 million.

Amendment and Waiver

      Amendment. The merger agreement may be amended in writing by the parties by action taken or authorized by their respective boards of directors before or after the approval and adoption of the merger agreement by Inet stockholders.

      Waiver. At any time before the effective time of the merger, Tektronix and Inet may waive its conditions to complete the merger. Any extension or waiver will be valid only if set forth in writing and signed by the party granting the waiver.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      The unaudited pro forma consolidated financial statements are based upon the historical consolidated financial statements and notes thereto (as applicable) of Tektronix and Inet, which are incorporated by reference in this proxy statement/ prospectus. The selected unaudited pro forma consolidated balance sheet gives pro forma effect to the merger as if the transaction had been completed on May 29, 2004 and combines Tektronix’s May 29, 2004 consolidated balance sheet with Inet’s June 30, 2004 unaudited consolidated balance sheet. The unaudited pro forma consolidated statement of operations gives pro forma effect to the merger as if it had been completed on June 1, 2003 and combine Tektronix’s consolidated statement of operations for the fiscal year ended May 29, 2004 with Inet’s unaudited statement of operations for the annualized period ended June 30, 2004. The pro forma adjustments are subject to change pending a final analysis of fair values of the assets acquired, liabilities assumed and equity instruments issued, primarily common stock and stock options assumed. The effect of these changes could be material.

      The unaudited pro forma consolidated financial statements are based upon the estimates and assumptions set forth in the notes to the unaudited pro forma consolidated financial statements. The pro forma adjustments (including estimates and assumptions) made in connection with the preparation of the pro forma information are preliminary and have been made solely for purposes of preparing the pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the SEC. The unaudited pro forma consolidated financial statements do not purport to be indicative of the results of operations for future periods or the consolidated financial position or results that actually would have been realized for the periods presented had Tektronix and Inet been a single entity during these periods. The unaudited pro forma consolidated financial statements do not give effect to any synergies, cost savings or integration costs that may result from the integration of Tektronix’s and Inet’s businesses. Costs associated with the merger transactions related to restructuring and integration have not yet been determined. Additionally, transaction costs expected to be incurred by Inet totaling between $5.5 million and $6.5 million have not been contemplated in the unaudited pro forma consolidated financial statements. Such costs would result in an increase to liabilities assumed by Tektronix, as well as an associated increase in the amount of goodwill.

      These unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by Tektronix and Inet with the SEC. See “Where You Can Find More Information” beginning on page 94.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AT MAY 29, 2004

	Historical

	May 29,	June 30,	Pro Forma Adjustments (See Note 1)
	2004	2004												Pro Forma
	Tektronix	Inet	A		B	C		D		E		F		Combined

	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$149,011	$53,784	$		$(170,000)	$		$		$		$		$32,795
Short-term marketable investments	90,956	119,594												210,550
Trade accounts receivable, net	133,150	10,167												143,317
Inventories	102,101	9,211												111,312
Other current assets	69,812	9,611												79,423

Total current assets	545,030	202,367			(170,000)									577,397
Property, plant and equipment, net	105,310	11,100												116,410
Long-term marketable investments	463,878	—			(75,344)									388,534
Deferred tax assets	105,886	324					(39,364)							66,846
Goodwill, net	79,774	—							237,698					317,472
Other long-term assets	30,825	614							125,351		(28,029)			128,761

Total assets	$1,330,703	$214,405		$—	$(245,344)		$(39,364)		$363,049		$(28,029)		$—	$1,595,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$133,628	$10,621	$		$14,903	$		$		$		$		$159,152
Accrued compensation	89,212	3,782												92,994
Current portion of long-term debt	420	—												420
Deferred revenue	25,247	14,868											(6,835)	33,280

Total current liabilities	248,507	29,271			14,903								(6,835)	285,846
Long-term debt	496	—												496
Other long-term liabilities	211,120	—												211,120
Shareholders’ equity:
Common stock	257,267	47,345		(47,345)	259,320									516,587
Retained earnings	748,381	140,025		(140,025)							(28,029)			720,352
Accumulated other comprehensive loss	(135,068)	—												(135,068)
Unearned stock compensation	—	(2,236)		2,236	(3,913)									(3,913)
Purchase accounting elimination	—	—		185,134	(515,654)		(39,364)		363,049				6,835	—

Total shareholders’ equity	870,580	185,134		—	(260,247)		(39,364)		363,049		(28,029)		6,835	1,097,958

Total liabilities and shareholders’ equity	$1,330,703	$214,405		$—	$(245,344)		$(39,364)		$363,049		$(28,029)		$—	$1,595,420

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED MAY 29, 2004

	Fiscal Year	Twelve Calendar
	Ended	Months Ended
	May 29, 2004	June 30, 2004	Pro Forma Adjustments (See Note 2)
	Historical	Historical									Pro Forma
	Tektronix	Inet	G		H		I		J		Combined

	(In thousands, except per share data)
Net sales	$920,620	$109,207	$		$		$		$		$1,029,827
Cost of sales	397,577	34,636						470			432,683

Gross profit	523,043	74,571						(470)			597,144
Research and development expenses	130,386	30,710						907			162,003
Selling, general and administrative expenses	277,993	29,162						411			307,566
Business realignment costs	22,765	—									22,765
Acquisition related costs (credits), net	(51,025)	—									(51,025)
Amortization of acquisition related intangible assets	—	—		15,548							15,548
Loss on sale of assets	1,134	7									1,141

Operating income	141,790	14,692		(15,548)				(1,788)			139,146
Interest income	21,565	1,398				(9,814)					13,149
Interest expense	(2,208)	—									(2,208)
Other non-operating income (expense), net	6,165	(463)									5,702

Earnings before taxes	167,312	15,627		(15,548)		(9,814)		(1,788)			155,789
Income tax expense (benefit)	49,087	4,369								(10,589)	42,867

Net earnings from continuing operations	$118,225	$11,258		$(15,548)		$(9,814)		$(1,788)		$10,589	$112,922

Earnings per share from continuing operations — basic	$1.40	$0.29									$1.22
Earnings per share from continuing operations — diluted	$1.37	$0.28									$1.20
Weighted average shares outstanding — basic	84,720	38,950									92,393
Weighted average shares outstanding — diluted	86,038	39,514									93,822

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Pro Forma Balance Sheet Adjustments

      On June 29, 2004, Tektronix, Inet, Impala Merger Corp., a wholly owned subsidiary of Tektronix, and Impala Acquisition Co. LLC, a wholly owned subsidiary of Tektronix, entered into a merger agreement providing for the merger of Impala Merger Corp., with and into Inet, followed immediately by the merger of Inet with and into Impala Acquisition Co. LLC. Upon completion of the mergers, Impala Acquisition Co. LLC, which will succeed to all of the assets and liabilities of Inet, will be a wholly owned subsidiary of Tektronix. The acquisition will be accounted for as a purchase under accounting principles generally accepted in the United States. Subject to adjustments, upon completion of the merger, each share of Inet common stock will be converted into the right to receive $6.25 plus a fractional share of Tektronix common stock based on an exchange ratio. Inet stock options and share right awards will convert to options to purchase or share rights to receive Tektronix shares. The assumed options and shares issuable to Inet stockholders will be recorded at fair value. Tektronix will also incur approximately $10 million of acquisition related transaction costs. The merger consideration is computed as follows (dollars in thousands):

Cash	$245,344
Fair value of shares issued	245,344
Fair value of stock options and share right awards assumed	13,976
Unearned stock compensation	(3,913)
Liabilities assumed	27,339
Transaction costs	10,000

Total purchase price	$538,090

      The fair value of the shares issued is based upon the average closing market prices of Tektronix’s common stock of $31.66, which represents the average stock price at the midpoint of the range of exchange ratios. The fair value of stock options and share right awards assumed is determined by using the Black-Scholes option pricing model.

      The fair value of assets acquired, net of deferred taxes, was estimated as follows for the purpose of preparing the pro forma balance sheet (dollars in thousands):

Cash and short-term marketable investments	$173,378
Other tangible assets	41,027
In-process technology	28,029
Amortizable and nonamortizable intangible assets	97,322
Goodwill	237,698
Deferred taxes	(39,364)

Total purchase price	$538,090

      The fair value of assets acquired was established based upon the unaudited June 30, 2004 consolidated balance sheet of Inet, as well as certain assumptions made by Tektronix management regarding the difference between the historical value and the fair value of the assets acquired.

      The following notes explain the pro forma adjustments.

      A. Adjustment to record the elimination of Inet’s equity.

      B. Adjustment to record the purchase of Inet, which includes $245.3 million in cash, $245.3 million in common stock of Tektronix, the value of approximately $14.0 million of stock options and share right awards being assumed, which was determined using the Black-Scholes option pricing model, $27.3 million of liabilities assumed and $10.0 million of estimated transaction costs, offset by $3.9 million of unearned stock compensation.

      Because the number of shares of Tektronix’s common stock to be issued in the merger will not be known until shortly before the completion of the mergers, an exchange ratio of 0.197, which represents the midpoint of the range of representative exchange ratios based on Tektronix’s average common stock price of $31.66 per share, has been assumed. The measurement date used to determine the value of Tektronix’s common stock will not be known until shortly before the completion of the merger due to the formula used to calculate the number of shares of Tektronix’s common stock to be issued in the merger and the potential impact of the cash top-up and stock top-up which are described in more detail in “The Merger — General.”

      C. Adjustment to record estimated deferred tax liability primarily in connection with the intangible assets acquired in the transaction.

      D. Adjustment to record goodwill and the estimated fair value of amortizable and nonamortizable intangible assets acquired. Amortizable intangible assets comprise primarily developed technology, customer relationships and agreements not to compete which are amortizable over three to six years. A nonamortizable intangible asset was recognized for a tradename with an estimated fair value of $7.9 million. The fair value of these assets is preliminary and is expected to be finalized near the completion date of the merger.

      E. Adjustment to account for the estimated write-off of purchased in-process technology, which will be charged to the post-merger statement of operations. This write-off and other merger-specific costs are not included in the pro forma statements of operations.

      F. Adjustment to reduce deferred revenue to estimated fair value. Estimated fair value includes the expected cost to fulfill the assumed legal obligation plus a market-based profit margin. No margin has been provided for the selling effort incurred by Inet before the mergers.

Note 2 — Pro Forma Statements of Operations Adjustments

      Details of the pro forma adjustments relating to the mergers are set forth below:

      G. Adjustment to record amortization expense related to the amortizable intangible assets acquired. Such assets comprised primarily acquired technology, customer relationships and agreements not to compete which are amortizable over three to six years. The fair value of these assets is preliminary and is expected to be finalized near the completion date of the merger. If the final valuation of amortizable intangible assets is different from the preliminary estimate, the annual effect on pre-tax earnings would be approximately $3.5 million for each $20.0 million change.

      H. Adjustment to record the reduction of interest income, due to the use of $245.3 million of cash related to the purchase of Inet.

      I. Adjustment to record amortization expense related to unearned stock compensation for stock options assumed, which is being amortized over the remaining vesting period, largely over a period of one year.

      J. Adjustment to record an income tax benefit from the pro forma adjustments using a 39% statutory tax rate.

COMPARATIVE RIGHTS OF TEKTRONIX SHAREHOLDERS

AND INET STOCKHOLDERS

      When the merger is complete, Inet stockholders whose shares are converted into Tektronix common stock will become Tektronix shareholders. We believe the description below covers the material differences between the rights of Tektronix shareholders and Inet stockholders, but it may not contain all information important to you. The description is qualified in its entirety by reference to the respective charter documents, bylaws and rights agreements of Tektronix and Inet, all of which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 94. The rights of Inet stockholders are governed by the Delaware General Corporation Law and Inet’s certificate of incorporation and bylaws. After the merger, rights of Inet stockholders who receive Tektronix common stock will be governed by the Oregon Business Corporation Act and Tektronix’s articles of incorporation, bylaws and Rights Agreement, dated June 21, 2000, between Tektronix and ChaseMellon Shareholder Services, L.L.C.

Summary of Material Differences Between

the Rights of Inet Stockholders
and the Rights of Tektronix Shareholders

	Inet Stockholder Rights	Tektronix Shareholder Rights

Authorized Capital Stock:	The authorized capital stock of Inet currently consists of (i) 175,000,000 shares of common stock, par value $0.001 per share, and (ii) 25,000,000 shares of preferred stock, par value $0.001 per share.	The authorized capital stock of Tektronix currently consists of (i) 200,000,000 shares of common stock, without par value, and (ii) 1,000,000 shares of No Par Serial Preferred Shares, without par value, 80,000 shares of which have been designated Series A No Par Preferred Shares and 125,000 shares of which have been designated Series B No Par Preferred Shares.

Number of Directors:	The Inet board of directors currently consists of five directors. The number of directors is established from time to time by resolution adopted by a majority of the Inet board of directors, although there must be a minimum of one and not more than ten directors.	The Tektronix board of directors consists of eight directors as fixed by its bylaws.

Election of Directors:	Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.	Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Term and Classes of Directors:	There are three classes of Inet directors. Each class serves for a three-year term, with one class of directors’ term expiring each year.	There are three classes of Tektronix directors. Each class serves for a three-year term, with one class of directors’ term expiring each year.

Removal of Directors:	A director may be removed only for cause by the holders representing a majority of the votes then entitled to be cast at an election of directors.	Any director may be removed with or without cause by the holders representing a majority of the votes then entitled to be cast at an

	Inet Stockholder Rights	Tektronix Shareholder Rights

election of directors. In addition an Oregon court may remove a director from office in a proceeding commenced by the corporation or its shareholders holding at least 10% of the shares of any class if the court determines that: (i) the director engaged in fraudulent or dishonest conduct or gross abuse of authority with respect to the corporation; and (ii) removal is in the best interest of the corporation.

Vacancies on the Board:	Vacancies in Inet’s board of directors and newly created directorships resulting from any increase in the authorized number thereof may be filled by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director, and the directors so elected will hold office until the next succeeding annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.	Vacancies in Tektronix’s board of directors may be filled by a majority of the remaining directors then in office, although less than a quorum, or by the shareholders. In the case of a vacancy in the board of directors created by newly created directorships resulting from any increase in the authorized number thereof, the vacancy may be filled by the vote of the majority of the increased number of directors, or by the shareholders.

Board Quorum and Vote Requirements:	At all meetings of Inet’s board of directors, the presence of a majority of the total authorized number of directors constitutes a quorum for the transaction of business. Except as otherwise required by law, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board of directors.	At all meetings of Tektronix’s board of directors, the presence of a majority of the total authorized number of directors constitutes a quorum for the transaction of business. Except as otherwise required by law, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board of directors.

	Any action required or permitted to be taken at any meeting of Inet’s board of directors may be taken without a meeting if all members of the board of directors consent thereto in writing, and that writing or those writings are filed with the minutes of proceedings of the board of directors.	Any action required or permitted to be taken at any meeting of Inet’s board of directors may be taken without a meeting if all members of the board of directors consent thereto in writing, and that writing or those writings are filed with the minutes of proceedings of the board of directors.

Stockholder/ Shareholder Meetings:	The annual meeting of Inet stockholders is held at the place, either within or without the State of Delaware, and on the date and at the time, as may be fixed from time to time by resolution of the board of directors and set forth in	The annual meeting of Tektronix shareholders is held at the place, either within or without the State of Oregon, and on the date and at the time, as may be fixed from time to time by resolution of the board of directors and set forth in

	Inet Stockholder Rights	Tektronix Shareholder Rights

	the notice or waiver of notice of the meeting.	the notice or waiver of notice of the meeting.

	Special meetings of Inet’s stockholders may be called at any time by (i) its President, (ii) the Chairman of the board of directors, or (iii) the board of directors. Special meetings of the stockholders are held at the places, within or without the State of Delaware, as are specified in the respective notices or waivers of notice thereof. Only business brought before the special meeting pursuant to Inet’s notice of the special meeting will be conducted at the special meeting.	Special meetings of Tektronix’s shareholders may be called at any time by (i) the Chairman of the board of directors, (ii) the board of directors or (iii) by the Chairman of the board of directors at the request of the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting. Special meetings of the shareholders are held at the places, within or without the State of Oregon, as are specified in the respective notices or waivers of notice thereof. Only business brought before the special meeting pursuant to Tektronix’s notice of the special meeting will be conducted at the special meeting.

Quorum Requirements:	The presence in person or by proxy of the holders of record of a majority of shares entitled to vote at a meeting of Inet stockholders constitutes a quorum for the transaction of business at that meeting.	The presence in person or by proxy of the holders of record of a majority of shares entitled to vote at a meeting of Tektronix shareholders constitutes a quorum for the transaction of business at that meeting.

Stockholder/ Shareholder Proposals:	For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Inet. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Inet not less than one hundred twenty (120) calendar days in advance of the date notice of annual meeting released to stockholders in connection with the previous year’s annual meeting of stockholders; provided, however, that if either (i) the date of the annual meeting is advanced more than thirty (30) days or delayed (other than as a result of adjournment) more than sixty (60) days from such an anniversary date or (ii) no proxy statement was delivered to stockholders in connection with the preceding year’s annual meeting, notice by the stockholder to be timely must be so	For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of Tektronix. To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive office of the corporation not less than 45 days nor more than 120 days before the date on which the corporation first mailed its proxy materials for the prior year’s annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 30 days from the anniversary of the previous year’s annual meeting, notice by the shareholder to be timely must be delivered not later than the close of business on the later of the 75th day before the

	Inet Stockholder Rights	Tektronix Shareholder Rights

	delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to the person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and the rules promulgated pursuant to that act; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting; (iii) the name and address, as they appear on the corporation’s books, of the stockholder proposing the business; (iv) the class and number of shares of the corporation which are beneficially owned by the stockholder; (v) any material interest of the stockholder in the business; and (vi) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in the stockholder’s capacity as a proponent of a stockholder proposal.	annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. A shareholder’s notice to the Secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to the person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and the rules promulgated pursuant to that act; (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the matters desired to be brought before the meeting and the reasons for conducting the business at the meeting; (iii) the name and record address of the shareholder; (iv) the class and number of shares of the corporation that the shareholder owns or is entitled to vote; and (v) any material interest of the shareholder in the matters.

Action of Stockholders and Shareholders by Written Consent:	Any action required or permitted to be taken by Inet’s stockholders must be effected at a duly called annual or special meeting and the ability of Inet’s stockholders to	Oregon law permits shareholders to take actions by unanimous written consent in lieu of a meeting and Tektronix’s articles of incorporation and bylaws do not prohibit that

	Inet Stockholder Rights	Tektronix Shareholder Rights

	consent in writing to the taking of any action is specifically denied.	possibility.

Amendment of Certificate/ Articles of Incorporation:	An amendment to Inet’s certificate of incorporation requires the affirmative vote of the holders of at least a majority of the shares of capital stock entitled to vote. In addition, an affirmative vote of two-thirds of Inet stockholders who would be entitled to vote is required to amend articles of Inet’s certificate of incorporation that pertain to: (i) the classification of directors; (ii) the denial of the ability of Inet’s stockholders to take action by written consent; and (iii) the amendment of Inet’s certificate of incorporation.	An amendment to Tektronix’s articles of incorporation is approved by the shareholders if a quorum exists and the votes cast favoring the amendment exceed the votes cast opposing the amendment, unless the amendment would create dissenters’ rights, in which case a majority of the votes entitled to be cast is required for approval. All shareholders vote together as a single class, unless an amendment would affect specified rights of preferred shareholders, in which case the consent of a majority of each applicable class of preferred shareholders is required.

Amendment of Bylaws:	Inet’s bylaws may be amended, altered or repealed (i) by resolution adopted by a majority of the board of directors of Inet at any regular or special meeting of the board, or (ii) by the affirmative vote of the holders of at least a majority of the shares of capital stock entitled to vote.	Tektronix’s bylaws may be altered, amended or repealed, in whole or in part, by the board of directors.

Exculpation of Directors:	Inet’s certificate of incorporation provides that a director will not be personally liable to Inet or its stockholders for monetary damages for breach of fiduciary duty as a director; provided this right will not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to Inet or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware (relating to unlawful payment of dividends or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derives an improper personal benefit. If the General Corporation Law of the State of Delaware is amended after the date Inet’s certificate of incorporation became effective to authorize corporate action further eliminating or	Oregon law provides that a corporation’s articles of incorporation may contain a provision limiting the personal liability of directors to the corporation or its shareholders for monetary damages for conduct as a director, provided that no provision may eliminate or limit the liability of any director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful distribution as defined under ORS 60.367, or (iv) any transaction from which the director derived an improper personal benefit. Tektronix’s articles of incorporation eliminate liability of directors for monetary damages as a director for all actions other than those specifically excluded in the Oregon statute as described above.

Inet Stockholder Rights	Tektronix Shareholder Rights

limiting the personal liability of Inet directors, then the liability of an Inet director will be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Indemnification of Directors, Officers and Employees:	Inet will indemnify its directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that Inet is not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by him or her or any proceeding by him or her against the corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of the corporation, or (iii) the indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law.

Inet will advance, before the final disposition of any proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with the proceeding upon receipt of an undertaking by or on behalf of that person to repay said amounts if it should be determined ultimately that he or she is not entitled to be indemnified. Notwithstanding the foregoing, generally no advance will be made by Inet if a determination is reasonably and promptly made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if a quorum of non-interested directors is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts	Tektronix will indemnify its directors, officers, employees and other agents to the fullest extent permitted by law. The Oregon Business Corporation Act provides that a director or officer who has been or is threatened to be made a defendant in a legal proceeding because that person is or was a director or officer of a corporation (i) shall be indemnified by the corporation for reasonable expenses of the litigation when the director or officer is wholly successful on the merits or otherwise, (ii) may be indemnified by the corporation for expenses, judgments, fines, penalties and amounts paid in settlement of the litigation (other than a derivative suit), even if the director or officer is not successful on the merits or otherwise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful) and (iii) may be indemnified by the corporation for expenses of a derivative suit (a proceeding by or in the right of the corporation), even if the director or officer is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that the director or officer is not adjudged liable to the corporation.

Tektronix will advance, before the final disposition of any proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with the proceeding upon receipt of an undertaking by or on behalf of that person to repay

	Inet Stockholder Rights	Tektronix Shareholder Rights

	known to the decision-making party at the time the determination is made demonstrate clearly and convincingly that the person acted in bad faith or in a manner that he or she did not believe to be in or not opposed to the best interests of the corporation.	said amounts if it should be determined ultimately that he or she is not entitled to be indemnified.

Tektronix also has entered into Indemnity Agreements with many of its directors and officers, which require Tektronix to indemnify the officer or director to the fullest extent permitted by law. The Indemnity Agreements also alter or clarify the statutory indemnity in the following respects, subject to specified exceptions: (i) indemnity is explicitly provided for settlements in derivative actions, (ii) prompt indemnification is required unless a determination is made that the director or officer has not met the required standard, (iii) indemnification is provided with respect to a proceeding involving a claim for breach of fiduciary duty and (iv) prompt advancement of expenses is required upon receipt of an undertaking that the director or officer will repay those amounts if it is ultimately determined that he or she is not entitled to indemnification, unless a determination is made that the director or officer has not met the required standard.

Anti-Takeover Provisions:

Business Combination Act	Inet is subject to Section 203 of the Delaware General Corporation Law prohibiting specified business combinations by 15% or greater stockholders without satisfying requisite conditions.	The Oregon Business Combination Act to which Tektronix is subject is, in all material respects, identical to Delaware law.

Control Share Acquisitions	No applicable law governing Inet.	The Oregon Control Share Act regulates the manner in which a person may acquire control of any Oregon-based corporation with 100 or more shareholders without the consent and cooperation of the board of directors. Tektronix has adopted a bylaw provision electing not to be governed by the Oregon Control Share Act.

	Inet Stockholder Rights	Tektronix Shareholder Rights

Charter Documents	Inet has adopted no provisions in its certificate of incorporation or bylaws not already described above that specifically impact changes of control.	Tektronix’s articles of incorporation contain a fair price provision that generally requires a vote of 80% of shareholders entitled to vote for the approval of specified transactions involving Tektronix and a “Related Person,” or an entity controlled by or under common control with a Related Person. A Related Person is a party, which, together with its affiliates and associates, beneficially owns 20% or more of Tektronix’s outstanding voting shares. A Related Person is defined to include persons acting as a group.

The transactions requiring an 80% vote include: (i) mergers, consolidations and plans of exchange; (ii) any sale, lease, exchange, transfer or disposition of 10% or more of Tektronix’s property or assets or those of the Related Person; (iii) any recapitalization of Tektronix that increases voting power of the Related Person; (iv) any issuance, sale or exchange of securities to a Related Person; and (v) the liquidation, spin-off, split up or dissolution of Tektronix proposed by or on behalf of a Related Person.

The 80% voting requirement does not apply if: (i) the directors who are in place as of the time the fair price provision was adopted, or directors approved by a majority of those in place at the adoption, (A) approve, in advance, the acquisition of shares making the Related Person a Related Person, or (B) expressly approve of the business transaction in question; or (ii) the consideration received by shareholders in the transaction is not less than the highest price paid by the Related Person for any of its voting shares.

Rights Plan:	Inet does not have a rights plan.	Tektronix’s shareholders have rights to purchase Tektronix’s Series B No Par Preferred Shares in specified takeover situations. See “Description of Tektronix’s Capital Stock — Shareholder Rights Plan.”

DESCRIPTION OF TEKTRONIX’S CAPITAL STOCK

      Tektronix’s authorized capital stock consists of 200 million common shares, without par value, and 1 million preferred shares, no par value.

Tektronix Common Shares

      As of August 26, 2004, 82,588,650 shares of common shares were outstanding and held by approximately 2,900 record holders.

      Holders of Tektronix’s common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of common shares have no preemptive, subscription, redemption, conversion or sinking fund rights. Tektronix’s outstanding common shares are fully paid and nonassessable.

      On the liquidation, dissolution or winding up of Tektronix, holders of common shares are entitled to receive ratably Tektronix’s net assets available after it pays all debts and other liabilities and satisfies prior rights of any preferred shares. The rights, preferences and privileges of holders of Tektronix’s common shares may be inferior to, and may be adversely affected by, the rights of the holders of preferred shares.

Tektronix Preferred Shares

      Tektronix’s board of directors is authorized, without shareholder approval, to issue up to an aggregate of 1 million preferred shares. The board may issue preferred shares in one or more series and fix or alter the terms of the shares of each series. The terms may include dividend rights, conversion rights, liquidation preferences and the number of shares in any series. The issuance of preferred shares may have the effect of delaying, deferring or preventing a change of control of Tektronix.

      Tektronix has designated 80,000 shares of Series A No Par Preferred Shares, none of which are outstanding and 125,000 of Series B No Par Preferred Shares, none of which are outstanding.

Shareholder Rights Plan

      In June 2000, Tektronix’s board of directors approved a shareholder rights plan and declared a dividend of one right for each outstanding common share. Each right entitles the holder to purchase one one-thousandth of a share of Series B No Par Preferred Shares at an exercise price of $375, which may be adjusted.

      Generally, the rights become exercisable 10 days after a person or group acquires or commences a tender offer that would result in beneficial ownership of 15% or more of the common shares. Upon the occurrence of additional events specified in the shareholder rights agreement, each right would entitle its holder to purchase common shares of Tektronix or other property having a value of twice the right’s exercise price. In some cases the rights entitle holders to acquire the securities of a potential acquiring company.

      The rights to purchase Series B Preferred, which are not currently exercisable, expire on September 7, 2010, but may be redeemed by action of the board before that time, under circumstances specified in the shareholder rights agreement, for $0.001 per right.

Fair Price Provisions

      Tektronix’s Restated Articles of Incorporation contain fair price provisions that generally require a vote of 80% of shareholders entitled to vote for the approval of specified transactions involving Tektronix and a “Related Person,” or an entity controlled by or under common control with a Related Person. A Related Person is a party, which, together with its affiliates and associates, “Beneficially Owns” 20% or more of Tektronix’s outstanding voting shares. A Related Person is defined to include persons acting as a group. The transactions requiring an 80% vote include:

•	mergers, consolidations and plans of exchange;

•	any sale, lease, exchange, transfer or disposition of 10% or more of Tektronix’s property or assets or those of the Related Person;

•	any recapitalization of Tektronix that increases voting power of the Related Person;

•	any issuance, sale or exchange of securities to a Related Person; and

•	the liquidation, spin-off, split up or dissolution of Tektronix proposed by or on behalf of a Related Person.

      The 80% voting requirement does not apply if:

•	the directors who are in place as of the time the fair price provision was adopted, or directors approved by a majority of those in place at the adoption, (i) approve, in advance, the acquisition of shares making the Related Person a Related Person, or (ii) expressly approve of the business transaction in question; or

•	the consideration received by shareholders in the transaction is not less than the highest price paid by the Related Person for any of its voting shares.

Business Combination Act

      As a publicly held Oregon corporation, Tektronix is governed by the Business Combination Act. This law, summarized below, affects a person’s ability to acquire control of Tektronix.

      The Business Combination Act generally provides that if a person or entity acquires 15% or more of the voting stock of Tektronix, the corporation and the shareholder, or any affiliated entity of the shareholder, may not engage in some business combination transactions for three years following the date the person acquired 15% or more of Tektronix’s voting stock. Business combination transactions for this purpose include:

•	a merger or plan of share exchange;

•	any sale, lease, mortgage or other disposition of 10% or more of Tektronix’s assets; and

•	some transactions that result in the issuance of Tektronix’s capital stock to the shareholder.

These restrictions under the Business Combination Act do not apply if:

•	the shareholder, as a result of the transaction in which it acquired 15% or more of Tektronix’s voting stock, owns at least 85% of Tektronix’s outstanding voting stock, disregarding shares owned by Tektronix’s directors who are also officers and shares owned by some employee benefit plans;

•	Tektronix’s board of directors approves the share acquisition or business combination before the shareholder acquires 15% or more of Tektronix’s voting stock; or

•	Tektronix’s board of directors and the holders of at least two-thirds of Tektronix’s outstanding voting stock, other than shares owned by the shareholder, approve the transaction after the shareholder acquires 15% or more of Tektronix’s voting stock.

Oregon Control Share Act

      The Oregon Control Share Act regulates the manner in which a person may acquire control of any Oregon-based corporation with 100 or more shareholders without the consent and cooperation of the board of directors. Tektronix has adopted a bylaw provision electing not to be governed by the Oregon Control Share Act.

STOCK EXCHANGE LISTING

      It is a condition to the merger that the shares of Tektronix common stock issuable as a result of the merger and reserved for options and share right awards be approved for listing on the NYSE. If the merger is completed, Inet common stock will cease to be quoted on the NASDAQ Stock Market.

EXPERTS

      The consolidated financial statements and the related financial statement schedule of Tektronix, Inc. and subsidiaries incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended May 29, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent registered public accounting firm, have audited Inet’s consolidated financial statements and schedule included in Inet’s Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this proxy statement/ prospectus and elsewhere in the Registration Statement. Inet’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

      The legality of the Tektronix common stock offered hereby will be passed upon for Tektronix by Stoel Rives LLP, counsel to Tektronix. In the circumstances described in “The Merger Agreement — Conditions to the Merger,” Stoel Rives LLP, counsel to Tektronix, and Weil, Gotshal & Manges LLP, counsel to Inet, will, except in certain circumstances, each deliver an opinion concerning the U.S. federal income tax consequences of the mergers.

STOCKHOLDER PROPOSALS

      Inet will hold an annual meeting of its stockholders in 2005 only if the merger has not been completed by that date. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 and Inet’s bylaws, stockholder proposals to be presented at its 2005 Annual Meeting of Stockholders, if held, and included in the proxy statement and form of proxy related to that meeting must be received by Inet at its offices in Richardson, Texas, addressed to Inet’s Secretary, not later the December 10, 2004, the date which is 120 days prior to April 9, 2005. Persons acting as proxies shall have discretionary authority to vote against any proposal presented at Inet’s 2005 Annual Meeting of Stockholders, if held, unless we receive notice of such proposal in the manner specified in the previous sentence. These notices and proposals must comply with applicable Delaware law, certain rules and regulations promulgated by the SEC and the procedures set forth in Inet’s bylaws.

WHERE YOU CAN FIND MORE INFORMATION

      Inet and Tektronix file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Tektronix or Inet at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

      The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Tektronix and Inet, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Tektronix and Inet through the websites maintained by Tektronix and Inet, which are http://www.tektronix.com and http://www.inet.com, respectively. The information contained in those websites is not incorporated by reference into this proxy statement/ prospectus.

      As allowed by SEC rules, this proxy statement/ prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Tektronix to register the shares of stock to be issued in the merger and the exhibits to the registration statement. The SEC allows Tektronix and Inet to “incorporate by reference” information into this proxy statement/ prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/ prospectus, except for any information superseded by information in this proxy statement/ prospectus. This proxy statement/ prospectus incorporates by reference the documents set forth below that Tektronix (Commission file number 001-04837) and Inet (Commission file number 0-24707) have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

TEKTRONIX FILINGS WITH THE SEC	PERIOD AND/ OR FILING DATE

Annual Report on Form 10-K	Fiscal year ended May 29, 2004, as filed August 12, 2004

Current Report on Form 8-K	Dated as of June 29, 2004

INET FILINGS WITH THE SEC	PERIOD AND/ OR FILING DATE

Annual Report on Form 10-K	Fiscal year ended December 31, 2003, as filed January 30, 2004

Quarterly Report on Form 10-Q	Quarters ended March 31, 2004 and June 30, 2004, as filed April 22, 2004 and July 21, 2004, respectively

Current Report on Form 8-K	Filed June 30, 2004

      All documents filed by Tektronix and Inet pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus to the date of the special meeting are also deemed to be incorporated herein by reference.

      Tektronix is also incorporating by reference the description of Tektronix common stock contained in Tektronix’s registration statements under Section 12 of the Securities Exchange Act of 1934, as amended.

      You may also obtain copies of any document incorporated in this proxy statement/ prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

Inet Technologies, Inc. Investor Relations 1500 North Greenville Avenue Dallas, Texas 75081 Telephone: (469) 330-4171 e-mail: investor.relations@inet.com	Tektronix, Inc. Investor Relations 14200 SW Karl Braun Drive Beaverton, Oregon 97077-0001 Telephone: (503) 627-5614 e-mail: john.d.gardner@tektronix.com

      Neither Tektronix nor Inet have authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/ prospectus or in any of the materials that are incorporated by reference into this proxy statement/ prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/ prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/ prospectus does not extend to you. The information contained in this proxy statement/ prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

Agreement and Plan

of
Merger

among

Tektronix, Inc.,

an Oregon corporation,

Inet Technologies, Inc.,

a Delaware corporation,

Impala Merger Corp.,

a Delaware corporation,

and

Impala Acquisition Co. LLC,

a Delaware limited liability company

June 29, 2004

A-i

A-ii

EXHIBITS

Exhibit A	Voting Agreement

Exhibit B	Stockholder Noncompetition Agreement

Exhibit C	Registration Rights Agreement

Exhibit D	Tax Certificate — Weil, Gotshal & Manges LLP

Exhibit E	Tax Certificate — Stoel Rives LLP

Exhibit F	Company Affiliate Representation Letter

SCHEDULES

Schedule 2.1	Company Disclosure Schedule

Schedule 2.1.2	Capitalization

Schedule 2.1.4	Subsidiaries and Joint Ventures

Schedule 2.1.5	SEC Reports and Financial Statements

Schedule 2.1.9	Undisclosed Liabilities

Schedule 2.1.10	Absence of Certain Changes or Events

Schedule 2.1.11	Litigation

Schedule 2.1.13(a)	Labor Matters

Schedule 2.1.13(b)	Employee Benefits

Schedule 2.1.13(c)	Employment Agreements

Schedule 2.1.14	Title to Assets

Schedule 2.1.15(d), (e), (f)	Intellectual Property

Schedule 2.1.16	Contracts

Schedule 2.1.18	Permits and Licenses

Schedule 2.1.19	Restrictions

Schedule 2.1.20	Related Party Interests

Schedule 2.1.21	Taxes

Schedule 2.1.26	No Other Agreements to Sell the Company or its Assets

Schedule 2.2	Parent Disclosure Schedule

Schedule 2.2.9	Capitalization

Schedule 2.2.11	Absence of Certain Changes or Events

Schedule 2.2.12	Litigation

Schedule 2.2.14	Taxes

Schedule 3.2.1(b), (e), (f)	Conduct of Business

Schedule 6.15(a)	Knowledge — Company

Schedule 6.15(b)	Knowledge — Parent

A-iii

INDEX OF TERMS

Term	Location of Definition

45% Condition	Section 1.3(b)
Actual Closing Parent Stock Price	Section 1.3.1
Additional Cash Amount	Section 1.3(a)(ii)
Adjusted Conversion Ratio	Section 1.3(a)(iii)
Agreement	Preamble
Average Closing Parent Stock Price	Section 1.3.1
Bylaws	Section 2.1.1
Cash Amount	Section 1.3
Certificate of Incorporation	Section 2.1.1
Closing Date	Section 1.13
Closing	Section 1.13
Code	Recitals
Combination	Recitals
Company	Preamble
Company Adverse Recommendation Change	Section 3.2.2(d)
Company Affiliate Representation Letter	Section 3.2.5
Company Common Stock	Recitals
Company Disclosure Schedule	Section 2.1
Company Employees	Section 3.3.2(a)
Company IP Agreements	Section 2.1.15(f)
Company Material Adverse Change	Section 6.15
Company Material Adverse Effect	Section 6.15
Company No Modification Notice	Section 1.3(b)(ii)
Company Non-Termination Option	Section 1.3(b)(iii)
Company Option Plans	Section 1.5
Company Restricted Stock	Section 1.6
Company SEC Document	Section 2.1.5
Company Stockholder Meeting	Section 3.2.2(a)
Company Superior Proposal	Section 3.2.2
Company Take Over Proposal	Section 3.2.2
Company Termination Notice	Section 1.3(b)(iii)
Condition Completion Date	Section 1.13
Confidentiality Agreement	Section 3.1.5
Contracts	Section 2.1.16(b)
Conversion Ratio	Section 1.3
Current Parent Stock Price	Section 1.3
Delaware Courts	Section 6.11.2
DGCL	Section 1.2
Dissenters’ Rights	Section 1.11.1
Dissenting Shares	Section 1.11.2
Dissenting Stockholder	Section 1.11.2
DOJ	Section 3.1.3
Effective Time	Section 1.1

A-iv

Term	Location of Definition

Environmental Law	Section 2.1.22(b)
Environmental Permits	Section 2.1.22(a)(ii)
ERISA Plans	Section 2.1.13(b)
ERISA	Section 2.1.13(b)
Exchange Act	Section 2.1.5
Financial Statements	Section 2.1.5
FTC	Section 3.1.3
GAAP	Section 2.15
Goldman	Section 2.2.7
Governmental Entity	Section 2.1.7
Hazardous Substance	Section 2.1.22(b)
HSR Act	Section 3.1.3
HSR Filings	Section 3.1.3
Indemnitees	Section 3.3.3(a)
Inet Technologies, LLC	Section 1.15
Intellectual Property Rights	Section 2.1.15(a)
ISO	Section 1.5
Knowledge	Section 6.15
LLC	Preamble
LLC Effective Time	Section 1.1
LLC Merger	Recitals
Law	Section 2.1.8
Liens	Section 2.1.4
LOS	Section 3.3.2(f)(i)(I)
Merger Consideration	Section 1.3.2
Merger Corp.	Preamble
Merger	Recitals
The NASDAQ Stock Market	Section 3.1.4
NYSE	Section 1.3.1
Option Share Number	Section 1.5
Options	Section 1.5
Parent	Preamble
Parent Common Stock	Recitals
Parent Disclosure Schedule	Section 2.2
Parent Financial Statements	Section 2.2.5
Parent Material Adverse Change	Section 6.15
Parent Material Adverse Effect	Section 6.15
Parent Notice	Section 1.3(b)(i)
Parent Option Plans	Section 2.2.9
Parent SEC Document	Section 2.2.5
Permits	Section 2.1.18
Person	Section 6.15
Policies	Section 2.1.17
Proxy Statement	Section 2.1.6

A-v

Term	Location of Definition

Real Property Leases	Section 2.1.14(b)
Registration Rights Agreement	Recital
Registration Statement	Section 2.1.6
Representative	Section 3.2.2(b)
Restraint	Section 4.1.2
Restricted Stock Agreement	Section 1.6
Return	Section 2.1.19(c)
SAS 72	Section 3.1.2
SEC	Section 2.1.5
Securities Act	Recitals
Severance Plan	Section 3.3.2(f)
Share Right Award Number	Section 1.9
Share Right Award	Section 1.9
SOXA	Section 2.1.5
Stockholder Noncompetition Agreement	Recitals
Subsidiary	Section 6.15
Surviving Company	Section 1.2
Surviving Corporation	Section 1.2
Tangible Personal Property	Section 2.1.14(b)
Taxes	Section 2.1.19(d)
Termination Fee	Section 5.4.1
Transfer Agent	Section 1.10.1
Voting Agreement	Recitals

A-vi

AGREEMENT AND PLAN OF MERGER

      This Agreement and Plan of Merger (this “Agreement”) is entered into as of June 29, 2004 among Tektronix, Inc., an Oregon corporation (“Parent”), Inet Technologies, Inc., a Delaware corporation (the “Company”), Impala Merger Corp., a Delaware corporation (“Merger Corp.”), and Impala Acquisition Co. LLC, a Delaware limited liability company (“LLC”).

Recitals

      WHEREAS, the respective Boards of Directors or other applicable governing body of Parent, Merger Corp., the Company and LLC have approved and declared advisable this Agreement and the combination of Parent and the Company by means of the merger of Merger Corp. with and into the Company (the “Merger”), followed immediately by the merger of the Company with and into LLC (the “LLC Merger” and, together with the Merger, sometimes referred to as the “Combination”), upon the terms and subject to the conditions set forth in this Agreement;

      WHEREAS, pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), shall be converted into shares of common stock no par value per share, of Parent (together with any associated rights to acquire shares of Series B No Par Preferred Shares of Parent pursuant to the Rights Agreement, dated June 21, 2000, between Parent and ChaseMellon Shareholder Services L.L.C., the “Parent Common Stock”) and cash, in each case, as set forth in Section 1.3;

      WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent, Merger Corp. and LLC to enter into this Agreement, Parent and certain stockholders of the Company are entering into (i) a voting agreement in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, such stockholders have agreed to vote to adopt this Agreement and to take certain other actions in furtherance of the Combination, in each case upon the terms and subject to the conditions set forth therein and (ii) a noncompetition agreement in the form attached hereto as Exhibit B (the “Stockholder Noncompetition Agreement”), pursuant to which, among other things, such stockholders have agreed, effective upon Closing (as defined below) to not compete with Parent or the Surviving Company (as defined below) following the Combination, in each case, upon the terms and subject to the conditions set forth therein;

      WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the stockholders of the Company party to the Voting Agreements and Stockholder Noncompetition Agreements to enter into such agreements, Parent and such stockholders are entering into a registration rights agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which, among other things, Parent has agreed to register the Parent Common Stock (as defined below) to be received by such stockholders under the Securities Act of 1933, as amended (the “Securities Act”), upon the terms and subject to the conditions set forth therein;

      WHEREAS, assuming certain continuity of shareholder interest conditions are satisfied, it is intended that the Combination shall qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, and that this Agreement constitutes a plan of reorganization; and

      WHEREAS, Parent, Merger Corp., LLC and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

      In consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties agree as follows:

ARTICLE 1

THE COMBINATION

      1.1 The Merger and the LLC Merger. Pursuant to the laws of the State of Delaware, and subject to and in accordance with the terms and conditions of this Agreement, (a) Merger Corp. shall be merged with and into the Company, and the outstanding shares of the Company Common Stock shall be converted into the right to receive the amount of cash and shares of Parent Common Stock set forth in Section 1.3 below, such Merger to take effect at the time when the Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such other time as the parties may agree upon in writing pursuant to applicable Law (the “Effective Time”), and (b) immediately thereafter, Parent shall cause the Company, as the surviving corporation of the Merger, to be merged with and into LLC, such LLC Merger to take effect at the time when the LLC Certificate of Merger is duly filed with the Secretary of State of Delaware (the “LLC Effective Time”).

      1.2 Effect of Merger. At the Effective Time, Merger Corp. shall be merged with and into the Company in the manner and with the effect provided by the Delaware General Corporation Law (the “DGCL”), the separate corporate existence of Merger Corp. shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”). The outstanding shares of the Company Common Stock shall be converted into the right to receive cash and shares of Parent Common Stock as set forth in Section 1.3 below. The outstanding shares of capital stock of Merger Corp. shall be converted into shares of capital stock of the Surviving Corporation, all on the basis, terms and conditions described in Section 1.4. At the LLC Effective Time, the Company shall be merged with and into LLC in the manner and with the effect provided by the DGCL and the Delaware Limited Liability Company Act, the separate corporate existence of the Surviving Corporation shall cease, LLC shall be the surviving entity (the “Surviving Company”), and the outstanding shares of Surviving Corporation Stock shall be canceled and extinguished without any conversion thereof and no payment will be made with respect thereto, all on the basis, terms and conditions described in Section 1.4.

      1.3 Company Stock.

1.3.1 Merger Consideration. (a) (i) Except as otherwise provided in this Article I, each share of Company Common Stock outstanding immediately before the Effective Time will be converted into the right to receive: (i) $6.25 in cash (the “Cash Amount”) and (ii) a fraction of a share of Parent Common Stock, the numerator of which is $6.25 and the denominator of which is (A) $28.50, if the average of the closing sale prices of Parent Common Stock (as adjusted for stock splits, dividends and the like) as reported on the New York Stock Exchange (“NYSE”) for the 5 trading days ending upon and including the trading day immediately before the Closing Date (the “Average Closing Parent Stock Price”) is less than or equal to $28.50, (B) the Average Closing Parent Stock Price, if such price is greater than $28.50 and less than $34.83, or (C) $34.83, if the Average Closing Parent Stock Price is greater than or equal to $34.83 (such fraction, for the purposes of clarity, rounded to the nearest thousandth, the “Conversion Ratio”).

(ii) Notwithstanding the foregoing, if the Average Closing Parent Stock Price is less than $31.66 (the “Current Parent Stock Price”) and greater than or equal to $28.50, at Parent’s election and in its sole and absolute discretion, each share of Company Common Stock outstanding immediately before the Effective Time will be converted into the right to receive: (a) the Cash Amount, (b) cash in an amount equal to (i) the Average Closing Parent Stock Price multiplied by (ii) the difference between (A)(I) $6.25, divided by (II) the Average Closing Parent Stock Price, and (B)(I) $6.25, divided by (II) the Current Parent Stock Price (the “Additional Cash Amount”), and (c) a fraction of a share of Parent Common Stock, the numerator of which is $6.25 and the denominator of which is the Current Parent Stock Price (the “Adjusted Conversion Ratio”); provided that, the Additional

Cash Amount shall be limited (but not below $0), and the denominator of the Adjusted Conversion Ratio shall be appropriately adjusted downward to reflect such limitation (if any), to the extent necessary to allow the aggregate value of the Parent Common Stock to be received by all Company stockholders in their capacities as stockholders, determined by reference to the closing sale price of Parent Common Stock on the NYSE on the Closing Date (the “Actual Closing Parent Stock Price”), to constitute 45% of the aggregate value of the Merger Consideration (including for this purpose amounts payable to Dissenting Stockholders and assuming for this purpose that all Dissenting Stockholders ultimately perfect their Dissenters’ Rights) payable to all Company stockholders (including all Dissenting Stockholders) in their capacities as stockholders, all as determined in accordance with tax law applicable in establishing adequate continuity of interest under Treas. Reg. §1.368-1(e); and provided further that the substitution of the Additional Cash Amount for Parent Common Stock shall not diminish the aggregate Merger Consideration.

(b) For purposes of this Section 1.3, “45% Condition” means the aggregate value of the Parent Common Stock to be received by all Company stockholders in their capacities as stockholders, determined by reference to the Actual Closing Parent Stock Price, constitutes 45% or more of the aggregate value of the Merger Consideration (including for this purpose amounts payable to Dissenting Stockholders and assuming for this purpose that all Dissenting Stockholders ultimately perfect their Dissenters’ Rights) payable to all Company stockholders (including all Dissenting Stockholders) in their capacities as stockholders, all as determined in accordance with tax law applicable in establishing adequate continuity of interest under Treas. Reg. § 1.368-1(e).

(i) No later than 2:00 p.m. Pacific time on the second business day immediately preceding the Closing Date, Parent shall provide the Company with written notice (the “Parent Notice”) stating either: (A) that Parent will modify the Merger Consideration to the minimum extent necessary (if at all) to satisfy the 45% Condition (such modification to be effected by increasing the Conversion Ratio and correspondingly reducing the Cash Amount (which reduction shall be determined by reference to the increase in the Conversion Ratio multiplied by the Actual Closing Parent Stock Price) to the minimum extent necessary to satisfy the 45% Condition); or (B) that Parent will not modify the Merger Consideration.

(ii) If the Parent Notice states that Parent will modify the Merger Consideration, if necessary, so as to satisfy the 45% Condition, the Company shall have the right to decline the modification of the Merger Consideration by providing Parent, within 24 hours following the Company’s receipt of the Parent Notice, with written notice stating such position (the “Company No Modification Notice”), in which case all terms and conditions of this Agreement (including without limitation the original Merger Consideration specified in accordance with Section 1.3.1(a)) shall remain in effect. If the Company fails to deliver the Company No Modification Notice within the time period set forth above, the Merger Consideration shall be so modified to the minimum extent necessary (if at all) to satisfy the 45% Condition and all other terms and conditions of this Agreement shall remain in effect.

(iii) If the Parent Notice states that Parent will not modify the Merger Consideration, the Company shall have the right to terminate this Agreement by providing Parent with written notice of termination within 24 hours following the Company’s receipt of the Parent Notice (a “Company Termination Notice”), in which case this Agreement shall terminate and the Company shall have no obligation to pay any Termination Fee to Parent. If the Company fails to provide a Company Termination Notice (the “Company Non-Termination Option”), all terms and conditions of this Agreement (including, without limitation, the original Merger Consideration specified in accordance with Section 1.3.1(a)) shall remain in effect.

1.3.2 Conversion of Shares. Each share of Company Common Stock that is outstanding immediately before the Effective Time that is not a Dissenting Share will, by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and be converted into the right to receive the Cash Amount, the Additional Cash Amount, if applicable, and Parent Common Stock determined in accordance with Section 1.3.1 (the “Merger Consideration”).

      1.4 Merger Corp. Stock.

1.4.1 Each share of common stock of Merger Corp. issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and be converted into and become one share of common stock of the Surviving Corporation. After the Effective Time, Parent, the sole holder of shares of Merger Corp. common stock outstanding immediately prior to the Effective Time, shall, upon surrender for cancellation of a certificate representing such shares to the Surviving Corporation, be entitled to receive in exchange therefor a certificate representing the number of shares of common stock of the Surviving Corporation into which such shares of Merger Corp. common stock have been converted pursuant to this Section 1.4. Until so surrendered, the certificates which prior to the Merger represented shares of Merger Corp. common stock shall be deemed, for all corporate purposes, including voting entitlement, to evidence ownership of the shares of the Surviving Corporation common stock into which such shares of Merger Corp. common stock shall have been converted.

1.4.2 Each share of common stock of Surviving Corporation issued and outstanding immediately prior to the LLC Effective Time shall, by virtue of the LLC Merger and without any action on the part of the holder thereof, cease to exist and be extinguished without any conversion thereof and no payment will be made with respect thereto.

      1.5 Options. Except as otherwise provided in this Section 1.5, the terms and provisions of the stock options (the “Options”) held by those the Company option holders under the Company’s 1998 Stock Option/ Stock Issuance Plan and the Company’s 1995 Employee Stock Option Plan (collectively, the “Company Option Plans”) will continue in full force and effect following the Combination. By virtue of the Merger and at the Effective Time, and without any further action on the part of any holder thereof, each Option will be converted into an option to purchase the number of shares of Parent Common Stock equal to the sum (rounded to the nearest whole number, but rounded down to the nearest whole number in the case of each Option that is intended to be an “incentive stock option” within the meaning of Section 422 of the Code (an “ISO”)) of (x) the number of shares of Parent Common Stock into which the shares of Company Common Stock issuable upon exercise of the Option would have been converted in the Merger, (y) the Cash Amount into which the shares of Company Common Stock issuable upon exercise of the Option would have been converted in the Merger divided by the Actual Closing Parent Stock Price and (z) the Additional Cash Amount into which the shares of Company Common Stock issuable upon exercise of the Option would have been converted in the Merger, if any, divided by the Actual Closing Parent Stock Price (the “Option Share Number”). The exercise price per share for each Option after the Effective Time will be determined by dividing the aggregate exercise price for such Option by the Option Share Number (rounded to the nearest whole cent, but rounded up to the nearest whole cent in the case of each Option that is intended to be an ISO). The term, exercisability, vesting schedule, and all other terms and conditions of each Option will to the extent permitted by Law and otherwise reasonably practicable be unchanged; provided that the exercisability of the Options shall not accelerate as a result of the Merger or the transactions contemplated by this Agreement; provided further that options granted to non-employee directors shall fully vest and the repurchase rights shall fully lapse in accordance with the terms of the Company Option Plan. Notwithstanding anything in this Agreement to the contrary, each Option that is intended to be an ISO shall be adjusted in accordance with the requirements of Section 424 of the Code in order to preserve its status as an ISO.

      1.6 Restricted Stock. Except as otherwise provided in this Section 1.6, the terms and provisions of any restricted stock purchase agreement or similar agreement entered into pursuant to the Company Option Plans (“Restricted Stock Agreement”), which is in effect immediately prior to the Effective Time and will continue in full force and effect following the Effective Time and shall apply to all shares of Parent Common Stock held by any Person as a result of the conversion of unvested Company Common Stock subject to the Restricted Stock Agreement (“Company Restricted Stock”) in the Merger. Subject to this Section 1.6, each share of Company Restricted Stock outstanding immediately before the Effective Time will be converted into the right to receive the Merger Consideration. The vesting schedule and all other terms and conditions of each Restricted Stock Agreement will to the extent permitted by Law and otherwise reasonably practicable be unchanged; provided that (i) the vesting of the Company Restricted Stock shall not accelerate as a result of the Merger or the transactions contemplated by this Agreement and (ii) the portion of the Merger Consideration consisting of the Cash Amount and any Additional Cash Amount shall be paid only upon completion of the vesting period(s) in the applicable Restricted Stock Agreement, plus interest on such amount accrued from the Closing Date until the applicable vesting period date computed at the applicable interest rate payable on one-year treasury bills as published in the Wall Street Journal or a comparable successor rate as determined by Parent in its sole discretion.

      1.7 Stock Splits, Etc. If, between the date of this Agreement and the Effective Time, the outstanding shares of either Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, combination, recapitalization, stock split, stock dividend, subdivision, exchange of shares, or other extraordinary transaction, the Merger Consideration, Cash Amount, Conversion Ratio, Additional Cash Amount and Adjusted Conversion Ratio, shall be adjusted proportionately.

      1.8 Employee Stock Purchase Plan. Effective as of the Effective Time, the Company shall terminate the Company’s 1998 Employee Stock Purchase Plan.

      1.9 Share Right Awards. Except as otherwise provided in this Section 1.9, the terms and provisions of any share right award agreement pursuant to the Company Option Plan (“Share Right Award”), which is in effect prior to the Effective Time, will continue in full force and effect following the Effective Time by virtue of the Merger and at the Effective Time, and without any further action on the part of any holder thereof, each Share Right Award will be converted into a share right award to purchase the number of shares of Parent Common Stock equal to the sum of (x) the number of shares of Parent Common Stock into which the share of Company Common Stock issuable upon exercise of the Share Right Award would have been converted in the Merger, (y) the Cash Amount into which the share of Company Common Stock issuable upon exercise of the Share Right Award would have been converted in the Merger divided by the Actual Closing Parent Stock Price and (z) the Additional Cash Amount into which the share of Company Common Stock issuable upon exercise of the Share Right Award would have been converted in the Merger, if any, divided by the Actual Closing Parent Stock Price (the “Share Right Award Number”). The term, vesting schedule, and all other terms and conditions of each Share Right Award will to the extent permitted by Law and otherwise reasonably practicable be unchanged; provided that the vesting of a Share Right Award shall not accelerate as a result of the Merger or the transactions contemplated by this Agreement.

      1.10 Surrender and Cancellation of Certificates

1.10.1 Surrender of Certificates. Promptly after the Effective Time, Parent will cause its transfer agent (the “Transfer Agent”) to send a letter to each holder of shares of Company Common Stock that have been converted into Parent Common Stock and cash advising such holder that upon surrender to the Transfer Agent of a certificate or certificates representing such shares, along with a letter of transmittal in the form enclosed therein, the holder shall be entitled to receive a certificate representing the number of shares of Parent Common Stock and cash into which such shares of Company Common Stock shall have been converted pursuant to the provisions of Section 1.3. If any certificate for shares of Parent Common Stock is to be issued, or the cash portion of the Merger Consideration is to be paid, to a Person other than the Person whose name the certificate for Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance and payment thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, and that the Person requesting such exchange pay to Parent or its agent designated for such purpose any transfer or other taxes required, or establish to the satisfaction of Parent or its agent that such tax has been paid or is not payable. If any holder of Company Common Stock canceled and retired in accordance with this Agreement is unable to deliver a certificate or certificates representing such shares of the holder, Parent, in the absence of actual notice that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such holder the number of shares of Parent Common Stock and cash to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of the following: (i) evidence satisfactory to Parent (a) that such Person is the owner of the shares theretofore represented by each certificate claimed by him, her or it to be lost, wrongfully taken or destroyed and (b) that he, she or it is the Person who would be entitled to present each such certificate for conversion pursuant to this Agreement; and (ii) such security or indemnity as may be reasonably requested by Parent to indemnify and hold Parent and the Transfer Agent harmless.

1.10.2 No Fractional Shares. No certificates or scrip evidencing fractional shares of Parent Common Stock shall be issued in the Merger, and such fractional share interests will not entitle the owner thereof to any rights as a shareholder of Parent. In lieu of a fractional share, Parent will pay any holder of shares of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of the certificates therefor an amount of cash (without interest) determined by multiplying (a) the Actual Closing Parent Stock Price by (b) the fractional share interest in Parent Common Stock to which such holder would otherwise be entitled. The provisions of this Section 1.10.2 will apply to the aggregate number of shares of Company Common Stock held by each holder thereof and each such holder will be required to simultaneously surrender all certificates relating to shares of Company Common Stock held by such holder in accordance with the provisions of Section 1.10 in order to surrender any such certificate.

1.10.3 Escheat. Neither Parent, Merger Corp. nor LLC shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

1.10.4 Option Agreements. After the Effective Time, each holder of an Option outstanding immediately before the Effective Time will be deemed to hold an option exercisable for Parent Common Stock in accordance with the provisions of Section 1.5.

1.10.5 Treasury Shares. At the Effective Time, each share of Company Common Stock or other Company capital stock held in the treasury of the Company immediately before the Effective Time will be canceled and extinguished without any conversion thereof and no payment will be made with respect thereto.

1.10.6 Withholding Rights. Parent shall be entitled to deduct and withhold from the Merger Consideration such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law and shall, in accordance with the applicable Law, pay any such withheld amounts to the appropriate government agency. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent.

      1.11 Dissenters’ Rights.

1.11.1 Notice. Company stockholders desiring to dissent from the Merger and obtain payment of the fair value of their shares of Company Common Stock in lieu of the Merger Consideration may exercise their dissenters’ rights under the provisions of Section 262 of the DGCL (“Dissenters’ Rights”). The Proxy Statement (as that term is defined in Section 2.1.6) sent by the Company to its stockholders in accordance with Section 3.1.1 will include a notice complying with the provisions of Section 262 of the DGCL concerning the rights of stockholders to exercise Dissenters’ Rights and a copy of the provisions of Section 262 of the DGCL.

1.11.2 Rights of Dissenting Shares. Shares of Company Common Stock that are issued and outstanding as of the Effective Time and held by any stockholder who has, in accordance with Section 262 of the DGCL, delivered a written notice of objection and payment demand accompanied by the required certification (“Dissenting Shares”) will not be converted as described in Section 1.3 but will from and after the Effective Time represent only the right to receive such consideration as may be determined to be due under the DGCL. The Company will give Parent prompt notice upon receipt by the Company of any payment demand from any such stockholder of the Company (a “Dissenting Stockholder”). The Company will not, before the Effective Time, except with the prior written consent of Parent (which consent will not be unreasonably withheld), voluntarily make any payment with respect to, or settle or offer to settle, any request pursuant to the exercise of Dissenters’ Rights. Each Dissenting Stockholder who becomes entitled, pursuant to the DGCL, to payment for his, her, or its Dissenting Shares will receive payment therefor in accordance with the DGCL. Notwithstanding the foregoing, if any Dissenting Stockholder rescinds, fails to perfect, or otherwise loses Dissenters’ Rights either before or after the Effective Time, such stockholder’s shares of Company Common Stock will be converted into the right to receive Parent Common Stock and cash, as of the Effective Time, in accordance with the provisions of this Agreement.

      1.12 Stock Transfer Books. At the Effective Time, the stock transfer books of Merger Corp. will be closed and there will be no further registration of transfers of Merger Corp. capital stock or other securities thereafter on the records of Merger Corp. At the LLC Effective Time, the stock transfer books of the Company will be closed and there will be no further registration of transfers of the Company capital stock or other securities thereafter on the records of the Company.

      1.13 Closing. The closing of the Merger and the LLC Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 200 Crescent Court, Suite 300, Dallas, Texas, at 9:00 a.m. local time on September 30, 2004, or on the Condition Completion Date (as defined below), or on such other date and/or at such other place and time as the Company, Parent, Merger Corp. and LLC may agree (the “Closing Date”). The “Condition Completion Date” shall be the business day on which the last of the conditions set forth in Article IV hereof shall have been fulfilled or waived (other than those conditions which, by their terms, are to occur at Closing).

      1.14 Subsequent Actions. If, at any time after the LLC Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to, or under any of the rights, properties or assets of the Company, Merger Corp. or LLC acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Combination or otherwise to carry out this Agreement, the officers and directors of the Surviving Company are authorized to execute and deliver, in the name and on behalf of the Company, Merger Corp. or LLC, or otherwise, all such deeds, bills of sale, assignments and assurances, and to take and do, in the name and on behalf of the Company, Merger Corp. or LLC, or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out the purposes of this Agreement.

      1.15 Certificates of Incorporation and Formation; Bylaws; LLC Agreement.

      (a) At the Effective Time, the Certificate of Incorporation of Merger Corp., as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Law and such Certificate of Incorporation of the Surviving Corporation; provided however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Inet, Inc.”. At the LLC Effective Time, the Certificate of Formation of LLC, as in effect immediately prior to the LLC Effective Time, shall be the Certificate of Formation of the Surviving Company until thereafter amended as provided by Law and such Certificate of Formation of the Surviving Company; provided however, that at the LLC Effective Time the Certificate of Formation of the Surviving Company shall be amended so that the name of the Surviving Company shall be “Inet, LLC”.

      (b) At the Effective Time, the Bylaws of Merger Corp., as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended or repealed in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by Law. At the LLC Effective Time, the Limited Liability Company Agreement of LLC, as in effect immediately prior to the LLC Effective Time, shall be the Limited Liability Company Agreement of the Surviving Company until thereafter amended or repealed in accordance with its terms or the

Certificate of Formation of the Surviving Company and as provided by Law; provided, however, that at the LLC Effective Time all references to LLC in the Limited Liability Company Agreement shall be amended so that the name of the Surviving Company shall be “Inet, LLC”.

      1.16 Directors and Officers. The directors of Merger Corp. immediately prior to the Effective time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case my be) and qualified. The managers or managing members, as applicable, of LLC immediately prior to the LLC Effective Time shall be the managers or managing members, as applicable, of the Surviving Company, each to hold office in accordance with the Certificate of Formation and Limited Liability Company Agreement of the Surviving Company, and officers of the Surviving Corporation immediately prior to the LLC Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed (as the case my be) and qualified.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

      2.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Parent, Merger Corp. and LLC that, except as specifically set forth in Schedule 2.1 (the “Company Disclosure Schedule”) in a numbered paragraph that corresponds to the section for which disclosure is made:

2.1.1 Organization and Status. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and is duly qualified and in good standing as a foreign corporation in each jurisdiction where its properties (whether owned, leased or operated) or its business conducted require such qualification, except where failure to be so qualified has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries has all requisite corporate power and authority to own, operate and lease its property and to carry on its businesses as they are now being conducted. The Company has delivered to Parent complete and accurate copies of its Certificate of Incorporation (“Certificate of Incorporation”) and Bylaws (“Bylaws”) and has made available to Parent the charter documents of each of the Company’s Subsidiaries, each as amended to the date hereof.

2.1.2 Capitalization. The Company has authorized capital stock consisting of 175,000,000 shares of Company Common Stock, of which 39,223,065 shares (including shares of Company Restricted Stock) were outstanding as of the trading day immediately preceding the date hereof and 25,000,000 shares of Preferred Stock, of which no shares are outstanding as of the trading day immediately preceding the date hereof. As of the trading day immediately preceding the date hereof, (i) Options to purchase 3,847,215 shares of Company Common Stock and (ii) Share Right Awards to purchase 29,000 shares of Company Common Stock were outstanding pursuant to grants made under the Company Option Plans. All of the outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid and nonassessable, and no shares were issued, and no options were granted, in violation of preemptive or similar rights of any stockholder. Except as set forth above, or on Schedule 2.1.2, there are no shares of capital stock of the Company authorized, issued or outstanding, and there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of the Company of any character relating to the issued or unissued capital stock or other securities of the Company. Except as disclosed on Schedule 2.1.2, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock. No shares of the Company are held by any Subsidiary of the Company.

2.1.3 Authority. The Company has the corporate power and authority and, except for the approval of its stockholders, has taken all corporate action necessary to execute and deliver this Agreement and to complete the transactions contemplated hereby. This Agreement has been duly and validly authorized by the Board of Directors of the Company and validly executed and delivered by the Company. This Agreement constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

2.1.4 Subsidiaries and Joint Ventures. Except as disclosed on Schedule 2.1.4, the Company has no Subsidiaries and owns no stock or other interest in any other Person. Except as disclosed on Schedule 2.1.4, the Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of its Subsidiaries, free and clear of all liens, charges, encumbrances, restrictions or security interests (“Liens”), and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, commitments or obligations of any character relating to the securities of any such Subsidiary.

2.1.5 SEC Reports and Financial Statements. Except as disclosed on Schedule 2.1.5, the Company has filed with the Securities and Exchange Commission (the “SEC”) all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 2001 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Securities Act or the Sarbanes-Oxley Act of 2002 (the “SOXA”) (each of such forms, reports, schedules, statements, and other documents, to the extent filed and publicly available before the date of this Agreement, other than preliminary filings, is referred to as an “Company SEC Document”). Each Company SEC Document, at the time filed, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the SOXA, as the case may be, and the applicable rules and regulations of the SEC thereunder. The financial statements included in the Company SEC Documents (the “Financial Statements”) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal, recurring audit adjustments).

2.1.6 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in the Merger, or any of the amendments or supplements thereto (collectively, the “Registration Statement”), will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the proxy statement for use relating to obtaining approval of the stockholders of the Company of the Merger (the “Proxy Statement”) will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the meeting of Company’s stockholders to approve the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing specifically for inclusion or incorporation by reference therein.

2.1.7 Governmental Filings. Other than (a) the filing of the Certificate of Merger contemplated by Article I and appropriate documents with the relevant authorities of the other states in which the Company is qualified to do business, (b) the filing with the SEC of (i) the Proxy Statement described in Section 2.1.6 and (ii) such reports under Sections 13(a), 13(d), 15(d), or 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (c) the HSR Filings described in Section 3.1.3 and (d) such other notices, reports, filings, consents, registrations, approvals, permits or authorizations the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, no notices, reports or other filings are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or its Subsidiaries from, any domestic or foreign governmental or regulatory authority, agency, court, commission or other entity (“Governmental Entity”) in connection with the execution and delivery of this Agreement by the Company and the completion by the Company of the transactions contemplated hereby.

2.1.8 No Adverse Consequences. Neither the execution and delivery of this Agreement by the Company nor the completion of the transactions contemplated by this Agreement will (a) violate any provision of the Certificate of Incorporation or Bylaws of the Company, (b) result in the creation or imposition of any Lien on any of the assets or properties of the Company or any of its Subsidiaries, (c) violate any material statute, judgment, order, injunction, decree, rule, regulation or ruling (“Law”) of any Governmental Entity applicable to the Company or any of its Subsidiaries, or (d) either alone or with the giving of notice or the passage of time or both, conflict with, constitute grounds for termination of, accelerate the performance required by, accelerate the maturity of any indebtedness or obligation under, result in the breach of the terms, conditions or provisions of or constitute a default under any mortgage, deed of trust, indenture, note, bond, lease, license, permit or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them are bound, other than, in the cases of clauses (b) and (d), any such violations, Liens, conflicts, accelerations, breaches or defaults that individually or in the aggregate do not have and would not reasonably be expected to have a Company Material Adverse Effect, excluding for purposes of this representation exception (b) contained in the definition of Company Material Advise Effect in Section 6.15.

2.1.9 Undisclosed Liabilities. Except (i) as set forth on Schedule 2.1.9, (ii) as set forth in the most recent financial statements included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement, (iii) for liabilities or obligations incurred in connection with this Agreement, or (iv) liabilities or obligations in the ordinary course of business and of a type and in an amount both consistent with past practices and not material (individually or in the aggregate), since the date of the most recent financial statements included in the Company SEC Documents, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in, or reserved against or otherwise described in the consolidated balance sheet of the Company (including the notes thereto) which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

2.1.10 Absence of Certain Changes or Events. Except as set forth on Schedule 2.1.10, since March 31, 2004 there has not been:

(a) Any event, change or effect that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect;

(b) Any direct or indirect declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the

Company Common Stock, or any direct or indirect repurchase, redemption or other acquisition by the Company of any shares of its stock;

(c) Any entry into any agreement, commitment or transaction (including, without limitation, any license of intellectual property, any borrowing, capital expenditure or capital financing, any purchase, acquisition, sale or other disposition of assets (other than inventory in the ordinary course of business), any lease or sublease, any guaranty, assumption or endorsement of payment or performance of any loan or obligation of another, or any amendment, modification or termination of any existing agreement, commitment or transaction) by the Company except (i) as otherwise contemplated or permitted by this Agreement, (ii) in the ordinary course of business and of a type and in an amount consistent with past practices or (iii) for agreements, commitments or transactions that do not exceed $500,000 singly and could not reasonably be expected to result in a material loss during the twelve months ending on the anniversary of the Closing Date;

(d) Any (i) granting by the Company or any of its Subsidiaries to any director, officer or employee of the Company or any of its Subsidiaries of (A) any increase in compensation, bonus, insurance, pension or other benefits, (B) any increase in severance or termination pay or (C) any special bonus or remuneration, (ii) written employment contract executed or amended, or (iii) change in personnel policies, in each case except in the ordinary course of business consistent with past practice, as required by any employment, severance or termination agreement in effect as of the date hereof or as otherwise permitted by this Agreement;

(e) Any change by the Company in accounting principles, except for any change resulting from a change in GAAP;

(f) Any issuance or sale of any stock of the Company (other than issuances pursuant to the exercise of Options, Company Restricted Stock, Stock Right Awards or purchases pursuant to the Company’s 1998 Employee Stock Purchase Plan) or any issuance or granting of any option, warrant or right to purchase any stock of the Company or any commitment to do any of the foregoing;

(g) Any amendment to the Certificate of Incorporation or Bylaws of the Company;

(h) Any conduct of business which is outside the ordinary course of business; or

(i) To the Knowledge of the Company, prior to the date of this Agreement, any indication by a customer of the Company or its Subsidiaries that purchased $1,000,000 or more of products or services from the Company or its Subsidiaries in the year ended December 31, 2003 or the three months ended March 31, 2004 that it intends to terminate or reduce its purchases from the Company or its Subsidiaries for any reason other than terminations or reductions (i) in accordance with such customer’s budget cycle or (ii) in the ordinary course of the Company’s product cycle.

2.1.11 Litigation. Except as listed on Schedule 2.1.11, no litigation, proceeding or governmental investigation is pending or, to the Company’s Knowledge, threatened against or relating to the Company, its officers or directors in their capacities as such, or any of the Company’s properties, businesses or Subsidiaries that has had or would reasonably be expected to have a Company Material Adverse Effect.

2.1.12 Compliance with Laws. Each of the Company and its Subsidiaries is in compliance with the provisions of its certificate of incorporation, bylaws and all applicable Law, except for such instances of noncompliance that individually or in the aggregate have not had and would reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2003, neither the Company nor any of its Subsidiaries has received any written notice of its or any of its Subsidiaries’ failure to comply with applicable Law, except for such failures that (i) have been cured as of the date hereof and would not reasonably be expected to have a Company Material Adverse Effect or

(ii) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.1.13 Employment Matters.

(a) Labor Matters. Neither the Company nor any of its Subsidiaries is a party or otherwise subject to any collective bargaining agreement. There is no (a) unfair labor practice complaint against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other Governmental Entity, (b) labor strike, slowdown or work stoppage actually occurring or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (c) representation petition respecting the employees of the Company or any of its Subsidiaries pending before the National Labor Relations Board or similar agency, or (d) grievance or any arbitration proceeding pending arising out of or under collective bargaining agreements applicable to the Company or any of its Subsidiaries, in each case of clause (a)-(d) which, either individually, or in the aggregate, reasonably could be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have not experienced any primary work stoppage or other organized work stoppage or any organizational activities involving their employees in the past two years. The Company has no Knowledge of any labor strike, slowdown, or work stoppage occurring or threatened against any of the Company’s principal suppliers that could reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries is currently in compliance with all applicable Laws relating to the employment of labor, including, without limitation, those related to wages, hours, worker classification, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Entity and has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company or any of its Subsidiaries and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing, except when such noncompliance, either individually, or in the aggregate, could not be reasonably expected to have a Company Material Adverse Effect. Except as set forth on Schedule 2.1.13(a), there is no claim with respect to payment of wages, salary or overtime pay or any other employment practice that is now pending or, to the Knowledge of the Company, threatened before any Governmental Entity with respect to any persons currently or formerly employed by the Company or any of its Subsidiaries, except when such claim could not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Schedule 2.1.13(a), no employee of the Company or its Subsidiaries is the beneficiary under an employer-sponsored non-immigrant visa. Each of the Company and its Subsidiaries is in compliance in all material respects with all provisions of applicable immigration Laws, including provisions relating to the completion and retention of Form I-9.

(b) Employee Benefits. Schedule 2.1.13(b) lists all pension, retirement, profit sharing, deferred compensation, bonus, commission, incentive compensation (including cash, stock and option plans or arrangements), life insurance, health, dental, vision, prescription, disability, accident, hospitalization, transportation, education, long-term care, dependant care, cafeteria, fringe benefit and all other employee or retiree benefit plans or arrangements (including, without limitation, any contracts or agreements with trustees, insurance companies or others relating to any such employee benefit plans or arrangements) established, maintained or contributed to by the Company or its Subsidiaries, and complete and accurate copies of all retirement, profit sharing, bonus, commission and incentive compensation plans or arrangements have been made available to Parent. The employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) established and maintained by the Company or its Subsidiaries that are subject to ERISA (the “ERISA Plans”) are listed separately as ERISA Plans on Schedule 2.1.13(b). The ERISA Plans comply in all respects with their terms, the applicable requirements of ERISA, the Code and the Health Insurance Portability and Accountability Act, except for such non-compliances individually or in the aggregate that have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and its

Subsidiaries have no obligation of any kind (whether under the terms of the ERISA Plans or under any understanding with employees) to pay, to make payments under, or contribute to, any plan, agreement or other arrangement to provide, medical benefits to retirees beyond the calendar month in which termination of employment occurs other than (i) coverage required by Law or (ii) death benefits under any “pension” plans. Except as disclosed in Schedule 2.1.13(b), none of the assets of any ERISA Plan is stock of the Company or any of its affiliates, or property leased to or jointly owned by the Company or any of its affiliates. None of the employee benefit pension plans are subject to Title IV of ERISA or Section 412 of the Code.

(c) Employment Agreements. Except as set forth on Schedule 2.1.13(c), each employee of the Company or its Subsidiaries is an “at will” employee and there are no written employment, commission or compensation agreements of any kind between the Company or its Subsidiaries and any employees. The Company has made available to Parent complete and accurate copies of all employment or supervisory manuals and employment or supervisory policies. The Company and its Subsidiaries do not have any agreements or understandings with employees, including, without limitation, any agreements or understandings regarding compensation of any nature, severance payments or retirement benefits, except as reflected in the items listed in Schedules 2.1.13(b) and 2.1.13(c). Except as set forth on Schedule 2.1.13(c), there are no consulting, general contractor or other similar agreements of any kind between the Company or its Subsidiaries and any consultants or general contractors which, individually or in the aggregate, are material to the business of the Company.

2.1.14 Title to Assets.

(a) The Company does not own any real property. Each of the Company and its Subsidiaries has good and marketable title to, or valid leasehold interests in, all its properties and other assets except for such as are no longer used or useful in the conduct of its business or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. All such properties and other assets, other than properties and other assets in which the Company or any of its Subsidiaries has a leasehold interest, are free and clear of all Liens, except for Liens that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Schedule 2.1.14 contains a list of all real property currently leased or occupied by the Company or its Subsidiaries with monthly rental payments in excess of $10,000, including the dates of and parties to all leases and any amendments thereof (such leases, as amended, the “Real Property Leases”). All of the Real Property Leases have been made available to Parent. Schedule 2.1.14 contains a complete and accurate list of all tangible personal property (excluding inventory) owned or leased by the Company or its Subsidiaries except for items of tangible personal property with a fair market value of less than $500,000 (“Tangible Personal Property”). The Tangible Personal Property is in good operating condition and repair (ordinary wear and tear excepted).

2.1.15 Intellectual Property.

(a) For purposes of this Agreement, “Intellectual Property Rights” shall mean patents, patent applications, inventions, processes, technologies, discoveries, trademarks, trademark rights, trade names, trade name rights, domain names, service marks, service mark rights, trade secrets, customer lists, copyrights, copyrightable and copyrighted works, technical know-how, data bases, data collections, computer programs, registrations and applications to register the foregoing, and all other intellectual property rights of any nature.

(b) Each of the Company and its Subsidiaries owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights used in the business of the Company and its Subsidiaries as of the date of this Agreement and as of the Closing Date which are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole.

(c) The operation of the business of the Company, as such business currently is conducted, has not infringed or misappropriated and does not infringe or misappropriate the Intellectual Property Rights of any third party except to the extent such infringement or misappropriation has not had or would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as set forth on Schedule 2.1.15(d), no claims or proceedings are pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing (including with respect to the manufacture, use or sale by the Company or any of its Subsidiaries of their respective commercial products) the rights of any person with regard to any Intellectual Property Right which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Schedule 2.1.15(d), as of the date of this Agreement, to the Knowledge of the Company, no person or persons are infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right in a manner which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) No claims or proceedings are pending or, to the Knowledge of the Company, threatened with regard to: (i) the ownership by the Company or any of its Subsidiaries of any of their respective Intellectual Property Rights or (ii) the validity or enforceability of such Intellectual Property Rights, which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Schedule 2.1.15(e), the Company has taken commercially reasonable steps to maintain and protect such Intellectual Property Rights except to the extent such failure, individually or in the aggregate, has not had or would reasonably be expected to have a Company Material Adverse Effect; provided, however, that Parent acknowledges that the Company is not making any representation or warranty as to the reasonableness of its decisions whether or not to seek registered patent, registered copyright or registered trademark protection for any of its Intellectual Property Rights.

(f) Schedule 2.1.15(f) lists all contracts, licenses and agreements material to the conduct of the business of the Company and its Subsidiaries, taken as a whole: (i) with respect to Company Intellectual Property Rights licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property Rights to the Company or its Subsidiaries (“Company IP Agreements”).

(g) Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) Parent, the Company, or the Surviving Company granting to any third party any right to or with respect to any Intellectual Property Right owned by, or licensed to, such party, (ii) Parent, the Company, or the Surviving Company being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Parent, the Company, or the Surviving Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by such party prior to the Closing.

2.1.16 Contracts.

(a) Schedule 2.1.16, which is organized by type of agreement, contains a complete and accurate list of each of the following types of agreements or arrangements, including any amendments thereto, to which the Company or any of its Subsidiaries is a party or by which it or any of them is bound:

(i) any mortgage, note or other instrument or agreement relating to the borrowing of money or the incurrence of indebtedness or the guaranty of any obligation for the borrowing of money;

(ii) any contract, agreement, purchase order or acknowledgment form for the purchase, sale, lease or other disposition of equipment, products, materials or capital assets, or for the performance of services (including without limitation consulting services), with respect to which the annual aggregate dollar amount either due to or payable by the Company or its Subsidiaries exceeds $1,000,000;

(iii) material contracts or agreements for the joint performance of work or services, and all other joint venture agreements;

(iv) contracts or agreements with agents, brokers, consignees, sales representatives or distributors which (A) resulted in the sale of products or services in excess of $250,000 in the year ended December 31, 2003 or (B) with respect to such contracts or agreements entered into after December 31, 2003, are not terminable by no later than December 31, 2004; and

(v) any other contract, instrument, agreement or obligation not described in any other Schedule which contains unfulfilled obligations, is not terminable without payment of premium or penalty upon 30 days’ notice or less, and the annual amount either due to or payable by the Company or any of its Subsidiaries exceeds $1,000,000 for any single contract or $1,000,000 in the aggregate with one party.

(b) Each of the contracts, agreements, commitments and instruments listed on Schedules 2.1.13(c), 2.1.14, 2.1.15(f), 2.1.16 and 2.1.21 (collectively, the “Contracts”) is in full force and effect and is valid, binding and enforceable by the Company or its Subsidiaries in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought. Neither the Company nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Contract to which it is a party or by which it or any of its properties or other assets is bound, except for violations or defaults that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. Complete and accurate copies of all Contracts have been made available to Parent. The Company does not have any Knowledge of any default by any other party to any Contract or of any event (whether with or without notice, lapse of time or both) that would constitute a material default by any other party with respect to obligations of that party under any Contract.

2.1.17 Insurance. The Company and its Subsidiaries have obtained and maintain in full force and effect insurance (“Policies”) with insurance companies or associations in such amounts, with such deductibles, on such terms and covering such risks and losses, as is customarily carried by reasonably prudent Persons conducting businesses or owning or leasing assets similar to those conducted, owned or leased by the Company and its Subsidiaries.

2.1.18 Permits and Licenses. Each of the Company and its Subsidiaries holds all material governmental licenses, permits, franchises, easements and authorizations (collectively, “Permits”) necessary for the lawful conduct of its business pursuant to all applicable Laws of all Governmental Entities having jurisdiction over it or any part of its operations. Schedule 2.1.18 contains a complete and accurate list of all Permits held by the Company or its Subsidiaries, listed by Governmental Entity. Each of the Company and its Subsidiaries is in compliance with each of the terms of the applicable Permits listed on Schedule 2.1.18, except for instances of noncompliance that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company have not received any written claims of a material violation by the Company or any of its Subsidiaries of any of such Permits.

2.1.19 Taxes.

(a) Returns. The Company and its Subsidiaries have filed on a timely basis all material Returns required to be filed by them and have paid on a timely basis all Taxes shown to be due on such Returns. All such Returns are complete and accurate in all material respects. The Company has provided Parent with complete and accurate copies of (i) the Company’s federal income tax returns filed for taxable years 2001 and 2002 and (ii) the Company’s state tax Returns filed for taxable year 2002. Neither the Company nor any of its Subsidiaries or predecessors is or has been part of an affiliated group of corporations (other than the affiliated group of which the Company is the common parent) that files consolidated tax returns pursuant to Section 1501 of the Code or any similar provisions of Law, and neither the Company nor any of its Subsidiaries is a party to any tax-sharing or tax-allocation agreement. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than themselves), whether arising under Law, as a transferee or successor, by contract, pursuant to Treas. Reg § 1.1502-6 or otherwise. Except as set forth in Schedule 2.1.19, neither the Company nor any of its Subsidiaries has made any payment, or is obligated to make any payment, or is a party to an agreement that under certain circumstances could obligate it to make a payment, that is not deductible under Code Section 280G. Neither the Company nor any of its Subsidiaries is now nor during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code has ever been a United States real property holding corporation as defined in Section 897(c)(2) of the Code. Neither the Company nor any of its Subsidiaries has filed a consent pursuant to Section 341(f) of the Code nor has the Company or any of its Subsidiaries agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its Subsidiaries.

(b) Reorganization Treatment. Neither the Company nor any of it Subsidiaries has taken any action, has failed to take any action or has Knowledge of any fact or circumstance (except as expressly contemplated by this Agreement) that would reasonably be likely to prevent the Combination from qualifying as a reorganization under Section 368 of the Code.

(c) Definitions. The term “Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, premium, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated severance, stamp, occupation, property or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties (including penalties for failure to file in accordance with applicable information reporting requirements), and additions to tax. The term “Return” means any federal, state, local, foreign and other returns, reports, forms, declarations and information returns with respect to Taxes which relate to the business, results of operations, financial condition, properties or assets of the Company or its Subsidiaries or predecessors for all periods.

2.1.20 Related Party Interests. Except as disclosed on Schedule 2.1.20 and except as disclosed in the Company SEC Reports, neither the Company nor its Subsidiaries is indebted to any director, officer, employee or any affiliate of the Company which is not a Subsidiary (except for amounts due as normal wages and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to the Company or its Subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act and the Exchange Act since January 1, 2003.

2.1.21 Restrictions. Except as disclosed on Schedule 2.1.21, no contract or agreement to which the Company or any of its Subsidiaries is a party or is bound or to which any of its properties or assets is subject limits the freedom of the Company to compete in any line of business or with any Person.

2.1.22 Environmental Conditions.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) the business and assets of the Company and its Subsidiaries are and have been in compliance with all Environmental Laws (as defined below) and all Permits required under any Environmental Laws (“Environmental Permits”);

(ii) there are no pending or, to the Knowledge of the Company, threatened claims, actions or proceedings against the Company or its Subsidiaries under any Environmental Law or Environmental Permit;

(iii) all wastes generated in connection with the business of the Company and its Subsidiaries are and have been transported and disposed of off-site in compliance with all Environmental Laws;

(iv) no Hazardous Substance has been disposed of, spilled, leaked or otherwise released on, in, under or from the real property currently leased or occupied by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other person, at concentrations exceeding those allowed by Environmental Laws and no Hazardous Substance is present, on, in or under the real property leased or occupied by the Company or its Subsidiaries at concentrations exceeding those allowed by Environmental Laws;

(v) none of the assets of the Company or its Subsidiaries, or the improvements on the real property currently leased or occupied by the Company or its Subsidiaries, have incorporated into them any asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls or any other Hazardous Substance which is prohibited, restricted or regulated when present in buildings, structures, fixtures or equipment, except for in such condition, location, or concentration as is allowed by Environmental Laws; and

(vi) the Company has made available to Parent copies of all material, non-privileged environmental reports, records, and assessments in the possession, custody or control of the Company.

(b) For the purpose of this Agreement, the following terms have the following meanings: (i) “Environmental Law” means any applicable federal, state, foreign or local statute, ordinance or regulation pertaining to the protection of the environment or human health and safety as it relates to environmental protection and any applicable orders, judgments, decrees, permits, licenses or other authorizations or mandates under such statutes, ordinances or regulations, and (ii) “Hazardous Substance” means any substance, material or waste as defined, listed or regulated under any Environmental Law as hazardous, toxic, radioactive or infectious, and includes without limitation radioactive material and petroleum oil and its fractions.

2.1.23 DGCL § 203. The Board of Directors of the Company has approved the Merger and this Agreement and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Voting Agreement and the transactions contemplated by this Agreement and the Voting Agreement, the provisions of Section 203 of the DGCL.

2.1.24 Brokers and Finders. Except for Morgan Stanley, the Company has not incurred any liability for any brokerage or investment banking fees, commissions or finders’ fees in connection with the Merger.

2.1.25 Opinion of Company Financial Advisor. The Company has received the opinion of Morgan Stanley to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view. The Company has delivered to Parent a true, complete and correct copy of the opinion.

2.1.26 No Other Agreements to Sell Company or its Assets. As of the date hereof, except as set forth in Schedule 2.1.26, the Company has no legal obligation, absolute or contingent, to any other person to sell any material portion of the Company’s assets, to sell the capital stock or other ownership interests of the Company or any of its Subsidiaries, or to effect any merger, consolidation or other reorganization of the Company of any of its Subsidiaries or to enter into any agreement with respect thereto. As of the date hereof, the Company is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to a Company Takeover Proposal, as defined in Section 3.2.2.

2.1.27 Vote Required. The approval by a majority of the voting power represented by the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company capital stock necessary to approve the transactions contemplated by this Agreement.

2.1.28 Controls and Procedures. (a) The Company and each of its Subsidiaries maintain a process of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

(b) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act), which (i) are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities; (ii) have been evaluated for effectiveness (A) as of a date within 90 days prior to the filing date of each of the Company’s quarterly or annual reports filed since January 1, 2003 and prior to August 5, 2003, and (B) as of the end of each quarterly or annual period of the Company since August 5, 2003; and (iii) based on the evaluation referred to in clause (ii) were determined to be effective in all material respects to perform the functions for which they were established.

(c) To the Company’s Knowledge, there (i) are no significant deficiencies or material weaknesses in the design or operation of internal controls over financing reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (ii) is not any fraud, whether or not material, that involves management or other present employees who have a significant role in the Company’s internal controls over financial reporting.

(d) Since January 1, 2004, there have been no changes in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

      2.2 Representations and Warranties of Parent. Parent hereby represents and warrants to the Company that, except as specifically set forth in Schedule 2.2 (the “Parent Disclosure Schedule”) in a numbered paragraph that corresponds to the section for which disclosure is made:

2.2.1 Organization and Status. Parent and each of its Subsidiaries is a corporation duly organized, validly existing and, where applicable, in good standing under the Laws of its jurisdiction of incorporation and is duly qualified and in good standing as a foreign corporation in each jurisdiction where its properties (whether owned, leased or operated) or its business conducted require such qualification, except where failure to be so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each of its Subsidiaries has all requisite corporate power and authority to own, operate and lease its property and to carry on its businesses as they are now being conducted. Parent has made available to the Company complete and accurate copies of its articles of incorporation and bylaws, each as amended to the date hereof.

2.2.2 Authority. Parent has the corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and to complete the transactions contemplated hereby. This Agreement has been duly and validly authorized by the Board of Directors of Parent, and validly executed and delivered by Parent. This Agreement constitutes the valid and binding obligation of Parent, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

2.2.3 Governmental Filings. Other than (a) the filing of the Certificate of Merger contemplated by Article I, (b) the Registration Statement described in Section 3.1.1, (c) the HSR Filings described in Section 3.1.3, (d) filings with and approvals of the NYSE and (e) such other notices, reports, filings, consents, registrations, approvals, permits or authorizations the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect, no notices, reports or other filings are required to be made by Parent or its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or its Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement by Parent and the completion by Parent of the transactions contemplated hereby.

2.2.4 Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the meeting of the Company stockholders to approve the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing specifically for inclusion or incorporation by reference therein.

2.2.5 SEC Reports and Financial Statements. Parent has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since May 25, 2002 under the Exchange Act, the Securities Act or the SOXA (each of such forms, reports, schedules, statements, and other documents, to the extent filed and publicly available before the date of this Agreement, other than preliminary filings, is referred to as a “Parent SEC Document”). Each Parent SEC Document, at the time filed, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the SOXA, as the case may be, and the applicable rules and regulations of the SEC thereunder. The financial statements included in the Parent SEC Documents (the “Parent Financial Statements”) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal, recurring audit adjustments).

2.2.6 No Adverse Consequences. Neither the execution and delivery of this Agreement by Parent nor the completion of the transactions contemplated by this Agreement will (a) violate any provision of the articles of incorporation or bylaws of Parent, (b) result in the creation or imposition of any Lien on any of the assets or properties of Parent or any of its Subsidiaries, (c) violate any material Law of any Governmental Entity applicable to Parent or any of its Subsidiaries, or (d) either alone or with the giving of notice or the passage of time or both, conflict with, constitute grounds for termination of, accelerate the performance required by, accelerate the maturity of any indebtedness or obligation under, result in the breach of the terms, conditions or provisions of or constitute a default under any mortgage, deed of trust, indenture, note, bond, lease, license, permit or other agreement, instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them are bound, other than, in the cases of clauses (b) and (d), any such violations, Liens, conflicts, accelerations, breaches or defaults that individually or in the aggregate do not have and would not reasonably be expected to have a Parent Material Adverse Effect.

2.2.7 Brokers and Finders. Except for fees to be paid by Parent to Goldman Sachs (“Goldman”) in connection with a fairness opinion, neither Parent nor any of its Subsidiaries has incurred any liability for any brokerage or investment banking fees, commissions or finders’ fees in connection with the Merger.

2.2.8 Opinion of Parent Financial Advisor. Parent has received from Goldman an opinion to the effect that, as of the date hereof, the Merger Consideration, taken in the aggregate, to be paid by Parent, is fair, from a financial point of view, to Parent.

2.2.9 Capitalization. Parent has authorized capital stock consisting of 200,000,000 shares of Parent Common Stock, no par value, of which 84,068,237 shares were outstanding on the trading date immediately before the date of this Agreement, and 1,000,000 shares of Parent No Par Serial Preferred Shares, no par value, of which (a) 80,000 shares have been designated “Series A No Par Preferred Shares”, none of which is outstanding as of the date of this Agreement, and (b) 125,000 shares have been designated “Series B No Par Preferred Shares”, none of which is outstanding as of the date of this Agreement. As of the trading day immediately before the date of this Agreement, options to purchase 10,969,622 shares of Parent Common Stock were outstanding pursuant to grants made under the 1989 Stock Incentive Plan, 1998 Stock Option Plan, 2001 Stock Option Plan, 2002 Stock Incentive Plan, Employee Stock Purchase Plan and the Parent 401(k) Plan, each as amended to date (the “Parent Option Plans”). All of the outstanding shares of capital stock of Parent have been duly authorized and are validly issued, fully paid and nonassessable, and no shares were issued, and no options were granted, in violation of preemptive or similar rights of any stockholder. Except as set forth above, or on Schedule 2.2.9, there are no shares of capital stock of Parent authorized, issued or outstanding, and there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of Parent of any character relating to the issued or unissued capital stock or other securities of Parent. There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock.

2.2.10 Undisclosed Liabilities. Except (i) as set forth in the most recent financial statements included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, (ii) for liabilities incurred in connection with this Agreement or (iii) in the ordinary course of business and of a type and in an amount both consistent with past practices and not material (either individually or in the aggregate), since the date of the most recent financial statements included in the Parent SEC Documents, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in, or reserved against or otherwise described in the consolidated balance sheet of Parent (including the notes thereto) which, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

2.2.11 Absence of Certain Changes or Events. Except as set forth on Schedule 2.2.11, since February 28, 2004 there has not been:

(a) Any event, change or effect that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect;

(b) Any direct or indirect declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the Parent Common Stock, or any direct or indirect repurchase, redemption or other acquisition by Parent of any shares of its stock;

(c) Any change by Parent in accounting principles, except for any changes resulting from changes in GAAP; and

(d) Any amendment to the Articles of Incorporation or Bylaws of Parent.

2.2.12 Litigation. Except as listed on Schedule 2.2.12, no litigation, proceeding or governmental investigation is pending or, to Parent’s Knowledge, threatened against or relating to Parent, its officers or directors in their capacities as such, or any of Parent’s properties, businesses or Subsidiaries that has had or would reasonably be expected to have a Parent Material Adverse Effect.

2.2.13 Compliance with Laws. Each of Parent and its Subsidiaries is in compliance with the provisions of its articles of incorporation, bylaws and all applicable Law, except for such instances of noncompliance that individually or in the aggregate have not had and would reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2003, neither Parent nor any of its Subsidiaries has received any written notice of its or any of its Subsidiaries’ failure to comply with applicable Law, except for such failures that (i) have been cured as of the date hereof or (ii) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

2.2.14 Reorganization Treatment; Cash Component of Merger Consideration. Neither Parent nor any of it Subsidiaries has taken any action, has failed to take any action or has Knowledge of any fact or circumstance (except as expressly contemplated by this Agreement) that would reasonably be likely to prevent the Combination from qualifying as a reorganization under Section 368 of the Code. Parent has the financial wherewithal, independent of any cash or other assets held by the Company, the Surviving Corporation or the Surviving Company, to satisfy Parent’s obligations to pay the cash portion of the Merger Consideration and any cash payments expected to be paid to Dissenting Stockholders pursuant to Section 1.11.2; provided, however, that nothing in this Section 2.2.14 shall preclude Parent from using cash of the Surviving Company to satisfy such cash payment obligations.

2.2.15 Controls and Procedures. (a) Parent and each of its Subsidiaries maintain a process of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the financial statements.

(b) Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act), which (i) are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities; (ii) have been evaluated for effectiveness (A) as of a date within 90 days prior to the filing date of each of Parent’s quarterly or annual reports filed since January 1, 2003 and prior to August 5, 2003, and (B) as of the end of each quarterly or annual period of Parent since August 5, 2003; and (iii) based on the evaluation referred to in clause (ii) were determined to be effective in all material respects to perform the functions for which they were established.

(c) To Parent’s Knowledge, there (i) are no significant deficiencies or material weaknesses in the design or operation of internal controls over financing reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information; or (ii) is not any fraud, whether or not material, that involves management or other present employees who have a significant role in Parent’s internal controls over financial reporting.

(d) Since January 1, 2004, there have been no changes in Parent’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

      2.3 Representations and Warranties Relating to Merger Corp. and LLC. Parent, Merger Corp. and LLC hereby represent and warrant to the Company that:

2.3.1 Organization, Formation and Status. Merger Corp. is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. LLC is a limited liability company duly formed, validly existing and in good standing under the laws of the state of Delaware. Merger Corp. and LLC do not own any properties (other than the initial cash subscription for shares or contributions for membership interests) nor have they commenced any business or operations.

2.3.2 Capitalization. Merger Corp. has an authorized capital stock consisting of 1,000 shares of Common Stock, of which 100 shares are issued and outstanding. All of the issued and outstanding shares of capital stock of Merger Corp. and all of the membership interests of LLC are owned by Parent.

2.3.3 Authority. Each of Merger Corp. and LLC has the power and authority (corporate or other) and has taken all action necessary to execute and deliver this Agreement and to complete the transactions contemplated hereby. The Agreement has been duly and validly authorized by the Board of Directors and sole stockholder of Merger Corp. and the applicable governing body of LLC, duly and validly executed and delivered by Merger Corp. and LLC and constitutes the valid and binding obligation of Merger Corp. and LLC, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

2.3.4 Governmental Filings. Other than (a) the filing of the Certificates of Merger contemplated by Article I and (b) the HSR Filing described in 3.1.3, no notices, reports or other filings are required to be made by Merger Corp. or LLC with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Merger Corp. or LLC from, any Governmental Entity in connection with the execution and delivery of this Agreement by Merger Corp. and LLC and the completion by Merger Corp. and LLC of the transactions contemplated hereby.

ARTICLE 3

COVENANTS

      3.1 Mutual Covenants. The Company and Parent mutually covenant and agree as follows:

3.1.1 Preparation of Registration Statement and the Proxy Statement. Promptly following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement, and Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as is necessary to complete the Merger. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities law in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock and rights to acquire Company Common Stock as may be reasonably required in connection with any such action. No filing of, or amendment or supplement to, the

Registration Statement will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will made by the Company or Parent, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives (as defined in Section 3.2.2(b)), on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger and (ii) all orders of the SEC relating to the Registration Statement. Each of Parent and the Company shall furnish all information concerning itself to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Registration Statement and the preparation, filing and distribution of the Proxy Statement.

3.1.2 Accountants’ Letters. The Company shall use its reasonable best efforts to cause to be delivered to Parent a “comfort” letter of Ernst & Young LLP, the Company’s independent public accountants, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. In connection with the Company’s efforts to obtain such letter, if requested by Ernst & Young LLP Parent shall provide a representation letter to Ernst & Young LLP, complying with the Statement on Auditing Standards No. 72 (“SAS 72”), if then required. Parent shall use its reasonable best efforts to cause to be delivered to the Company a “comfort” letter of Deloitte & Touche LLP, Parent’s independent public accountants, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. In connection with the Parent’s efforts to obtain such letter, if requested by Deloitte & Touche LLP, the Company shall provide a representation letter to Deloitte & Touche LLP complying with SAS 72, if then required.

3.1.3 Reasonable Best Efforts. (a) (i) As soon as practicable following the date of this Agreement, the Company and Parent shall properly prepare and file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) any Notification and Report Forms relating to the Merger required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as well as comparable pre-merger notification forms required by the merger notification and control Laws and regulations of any other applicable jurisdiction, as agreed to by the parties (collectively, the “HSR Filings”). Each of the Company and Parent shall promptly supply any additional information which may be requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties reasonably deem appropriate. Each of the Company and Parent shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any HSR Filing, and each of the Company and Parent shall supply the other with copies of all correspondence between such party and each of its Subsidiaries and representatives, on the one hand, and the FTC, the DOJ or other Governmental Entity or members of their respective staff or other appropriate officials, on the other hand, with respect to HSR Filings. Each of the Company and Parent agrees to use its reasonable best efforts to secure termination of any waiting periods under the HSR Act or other applicable Law and to obtain the approval of any Governmental Entity required for the Merger and the other transactions contemplated hereby; provided, however, that in no event shall Parent or any of its Subsidiaries be required to (A) effect any divestiture or license of any assets of Parent or the Company or their respective Subsidiaries, (B) hold separate any such assets or (C) agree to any restrictions on the operations, business or assets of Parent or the Company or their respective Subsidiaries.

(ii) In connection with and without limiting the foregoing, the Company and Parent each agree to use its reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Laws that may be asserted by any Governmental Entity, so as to enable the parties to close the transactions contemplated by this Agreement as expeditiously as reasonably practicable; provided, however, that in no event shall Parent or any of its Subsidiaries be required to (A) effect any divestiture or license of any assets of Parent or the Company or their respective Subsidiaries, (B) hold separate any such assets or (C) agree to any restrictions on the operations, business or assets of Parent or the Company or their respective Subsidiaries.

(b) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity (except with respect to HSR Filings, which are addressed solely in paragraph (a) above), (iii) the obtaining of all consents, approvals or waivers from counterparties to agreements and other documents and instruments contemplated by clause (d) of Section 2.1.8., without regard to the exception relating to Company Material Adverse Effect (provided that neither Parent nor the Company shall agree to any substantial modifications to any agreement, lease or contract or to any payment of funds in order to obtain such consent, approval or waiver without the prior written consent of the other, and provided further that performance of either Party of its covenant under this clause (iii) shall not be a condition to Closing under either Section 4.2.1(b)or Section 4.3.1(b)), (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the completion of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to complete the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

3.1.4 Publicity. Except as required by Law, court process or any listing agreement with the NYSE or NASDAQ Stock Market, Inc. (“the NASDAQ Stock Market”), as applicable, neither Parent, Merger Corp. or LLC, on the one hand, or the Company, on the other hand, will issue any press releases or otherwise make any public statements with respect to the transactions contemplated hereby without the prior written consent of Parent or the Company, as applicable, in each case not to be unreasonably withheld. Parent and the Company shall cooperate in preparing one or more press releases or other announcements to publicize certain agreed upon aspects of the transactions contemplated by this Agreement. Parent and the Company agree to make such press releases or announcements as soon as practicable after the execution of this Agreement by all the parties.

3.1.5 Confidentiality. The provisions of the Confidential Information Agreement Mutual dated June 7, 2004 (the “Confidentiality Agreement”) shall apply to all “confidential information” (as defined in the Confidentiality Agreement) obtained by any party pursuant to this Agreement.

3.1.6 Reorganization Treatment. The Company and Parent shall execute and deliver to each of Weil, Gotshal & Manges LLP, counsel to the Company, and Stoel Rives LLP, counsel to Parent, certificates substantially in the forms attached hereto as Exhibit D and Exhibit E, respectively, at such time or times as reasonably requested by each law firm in connection with its delivery of the opinion referred to in Section 4.2.3 or Section 4.3.2, as the case may be. Before the Effective Time, neither the Company, Parent, Merger Corp. nor LLC nor any of their respective Affiliates shall take or agree to take any action that would reasonably be expected to prevent or jeopardize the Combination from qualifying as a reorganization under Section 368 of the Code.

      3.2 Covenants of the Company. The Company covenants and agrees as follows:

3.2.1 Conduct of Business. Before the Effective Time, the Company will carry on its business in the ordinary and usual manner and maintain its existing relationships with suppliers, customers, employees and business associates, and will not, without the prior written consent of Parent:

(a) amend its Certificate of Incorporation or Bylaws;

(b) enter into any new agreements respecting an increase in compensation or benefits payable to its officers or employees except in the ordinary course of business or except as disclosed in Schedule 3.2.1(b);

(c) split, combine, reclassify any of the outstanding shares of its capital stock or otherwise change its authorized capitalization;

(d) declare, set aside or pay any dividends payable in cash, stock or property with respect to shares of its capital stock;

(e) except as disclosed on Schedule 3.2.1(e), issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class;

(f) except as disclosed on Schedule 3.2.1(f), redeem, purchase or otherwise acquire any shares of its capital stock, merge into or consolidate with any other corporation or permit any other corporation to merge into or consolidate with it, liquidate or sell or dispose of any of its assets, or close any plant or business operation;

(g) except for (i) short-term indebtedness incurred in the ordinary course of business, (ii) indebtedness (including letters of credit) incurred in the ordinary course of business pursuant to the Company’s credit facility and renewals, replacements and amendments thereof not in excess of the current maximum under such credit facility, and (iii) performance bonds, incur, assume or guarantee any indebtedness, or modify or repay any existing indebtedness;

(h) (i) enter into any transaction, make any commitment (whether or not subject to the approval of the Board of Directors of the Company) or modify any Contract, except (A) as otherwise contemplated or permitted by this Agreement, (B) in the ordinary course of business, or (C) not exceeding $500,000 singly and that could not reasonably be expected to result in a material loss during the twelve months ending on the anniversary of the Closing Date, or (ii) take or omit to take any action which could be reasonably expected to have a Company Material Adverse Effect;

(ii) transfer, lease, license, guarantee, sell, mortgage, pledge, or dispose of, any property or assets (including without limitation any intellectual property), except in the ordinary course of business; or

(iii) encumber any property or assets or incur or modify any liability in each case, except in the ordinary course of business;

(i) authorize capital expenditures other than in the ordinary course of business, form any subsidiary, or make any acquisition of, or investment in, assets or stock of any other Person;

(j) make any material tax election;

(k) change its method of accounting as in effect at December 31, 2003 except as required by changes in GAAP as concurred with by the Company’s independent auditors, or change its fiscal year; or

(l) authorize or enter into an agreement to do any of the actions referred to in paragraphs (a) through (k) above.

3.2.2 Stockholder Meeting; Acquisition Proposals.

(a) As soon as practicable following the date upon which the Registration Statement becomes effective, the Company shall (i) promptly and duly call, give notice of, convene and hold a meeting of the holders of Company Common Stock for the purpose of voting to approve the Merger (the “Company Stockholder Meeting”) and (ii) subject to the provisions of this Section 3.2.2, through the Company’s Board of Directors, recommend approval of the Merger by the stockholders of the Company and include in the Proxy Statement such recommendation.

(b) The Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by it or any of its Subsidiaries to, (i) solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes a Company Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information, or otherwise cooperate in any way with, any Company Takeover Proposal. The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Company Takeover Proposal. The Company agrees it will take the necessary steps to inform promptly its Representatives of the obligations undertaken in this Section 3.2.2. Notwithstanding the foregoing, in response to a Company Takeover Proposal that the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel and its financial advisor) constitutes or is reasonably likely to lead to a Company Superior Proposal (as defined below) that is reasonably likely to be completed, and which Company Takeover Proposal did not result from a breach of this Section 3.2.2(b), the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement, and (B) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.

For purposes of this Agreement, “Company Takeover Proposal” shall mean any bona fide, unsolicited (i) proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (ii) proposal for the issuance of 20% or more of the equity securities of the Company as consideration for the assets or securities of another person or (iii) proposal or offer to acquire in any manner, directly or indirectly, in one transaction or a series of related transactions, 20% or more of the equity securities of the Company, or assets (including equity securities of any Subsidiary of the Company) that represent 20% or more of the total consolidated assets of the Company, in each case other than the transactions contemplated by this Agreement.

For purposes of this Agreement, “Company Superior Proposal” shall mean any offer made by a third party that if completed would result in such Person (or its stockholders) owning, directly or indirectly, 50% or more of the shares of Company Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or 50% or more of the total consolidated assets of the Company, which the Board of Directors of the Company determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to the stockholders of the Company than the Merger (taking into account all the terms and conditions of such proposal and this Agreement).

(c) The Company will promptly notify Parent in writing if any such inquiries, proposals or offers are received by, and such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives relating to a Company Takeover Proposal, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions. The Company also will promptly request each person that has executed a confidentiality agreement after January 1, 2003 in connection with its consideration of a Company Takeover Proposal to return all confidential information heretofore furnished to such person by or on behalf of it or any of its Subsidiaries.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or propose to withdraw (or modify in a manner adverse to Parent), the unanimous approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement or the Merger or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i) being referred to as an “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company, any of its Subsidiaries or any of their Representatives to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to any the Company Takeover Proposal (other than a confidentiality agreement pursuant to Section 3.2.2(b)). Notwithstanding the foregoing, the Board of Directors of the Company may (I) make a Company Adverse Recommendation Change if such Board of Directors determines in good faith (after consultation with outside counsel) that it is advisable to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law or (II) in response to a Company Superior Proposal that did not result from a breach of Section 3.2.2, cause the Company to terminate this Agreement pursuant to Section 5.2.5; provided, however, that the Company shall pay to Parent the Termination Fee as provided in Section 5.4.2.

(e) Nothing contained in this Section 3.2.2 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any required disclosure to the stockholders of the Company if, in the good faith judgment of the Board of Directors of the Company (after consultation with outside counsel), failure to so disclose would constitute or is reasonably likely to lead to a violation of applicable Law.

3.2.3 Investigations. Subject to applicable Law relating to the exchange of information, the Company agrees to give Parent and its representatives and agents reasonable access during normal business hours during the period prior to the Effective Time to all its premises, books and records, agreements and files and work papers of its independent auditors and to cause the officers of the Company to furnish Parent with such financial and operating data and other information with respect to its business and properties as Parent shall from time to time reasonably request. Without limitation of the foregoing, the Company shall permit Parent to conduct an operations review during which Parent shall have access to the facility managers, sales and marketing managers, finance officers, and technology, environmental and human resource managers of each Company operating facility. Any such investigations (a) shall be conducted in such manner as not to interfere unreasonably with the operation of the Company’s business; and (b) shall not diminish any of the representations and warranties hereunder.

3.2.4 Retention of Employees Prior to Closing. Subject to Section 3.2.1, the Company agrees to use reasonable efforts to retain the employees of the Company and its Subsidiaries until the Closing Date, and to assist the Surviving Company or Parent in securing the employment after the Closing Date of those employees of the Company and its Subsidiaries to whom the Surviving Company or

Parent makes or intends to make offers of employment. The Company shall notify Parent promptly if, notwithstanding the foregoing, any employee with a title of operational director or above terminates employment with the Company or any of its Subsidiaries after the date of this Agreement but prior to the Closing.

3.2.5 Company Affiliate Representation Letters. To insure compliance with Rule 145 under the Securities Act, the Company shall use commercially reasonable efforts to cause each of the Company’s directors, executive officers and beneficial owners of 5% or more of Company Common Stock to execute and deliver to Parent, at or prior to the Closing, a representation letter, substantially in the form attached as Exhibit F (the “Company Affiliate Representation Letter”).

      3.3 Covenants of Parent. Parent covenants and agrees as follows:

3.3.1 Conduct of Business. Before the Effective Time, Parent will not take or omit to take any action that could reasonably be expected to have a Parent Material Adverse Effect and will not, without the prior written consent of the Company:

(a) amend its Articles of Incorporation or Bylaws;

(b) declare, set aside or pay any dividends payable in cash, stock or property with respect to shares of its capital stock, other than quarterly cash dividends paid in the ordinary course;

(c) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class, other than pursuant to stock compensation or other employee benefit plans in the ordinary course and consistent with past practice and for issuances, sales, pledges, dispositions or encumbrances made in connection with any acquisition by Parent of the assets or capital stock of another Person;

(d) redeem, purchase or otherwise acquire any shares of its capital stock, other than pursuant to Parent’s existing stock repurchase program; or

(e) authorize or enter into an agreement to do any of the actions referred to in paragraphs (a) through (d) above.

3.3.2 Employee Matters.

(a) Parent, the Company, Merger Corp. and LLC each agree that all employees of the Company and its Subsidiaries (the “Company Employees”) immediately prior to the Effective Time shall be employed by Parent and/or Surviving Company immediately after the Effective Time. Neither Parent nor the Surviving Company shall have any obligations to continue employing such employees after the Effective Time.

(b) Parent, the Company, Merger Corp. and LLC agree that Parent will provide or cause Surviving Company to provide for a two (2) year period immediately following the Effective Time salaries, bonus opportunities and benefits to the Company Employees that are substantially equivalent (based on value), in the aggregate, to the salaries, bonus opportunities and benefits provided by the Company immediately prior to the Effective Time.

(c) With respect to any benefit plan, program or arrangement (including any “employee benefit plan” (as defined in Section 3(3) of ERISA) and any vacation program) in which the Company Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Company to, recognize the service with the Company and its Subsidiaries prior to the Effective Time of the Company Employees for purposes of such plan, program or arrangement.

(d) Immediately prior to the Effective Time, the Company shall terminate the Company’s 401(k) Plan and Parent shall cause its 401(k) Plan or shall cause the Surviving Company to establish a new 401(k) Plan, in either case, that will accept rollovers of all distributed account balances.

(e) With respect to any welfare plan in which the Company Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Company to, (i) to the extent allowed by such plans, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions were satisfied under the welfare plans of the Company and its Subsidiaries prior to the Effective Time, and (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(f) (i) Parent agrees, and agrees to cause the Surviving Company, to provide the Company Employees with severance benefits pursuant to the Parent Severance Pay Plan (the “Severance Plan”) (A) as in effect as of the date of this Agreement for twelve (12) months after the Effective Time, (B) thereafter as in effect from time to time and paid COBRA continuation for up to 18 months and all options, restricted stock and stock awards beneficially held by such persons as of immediately before the Effective Time shall become vested to the same extent as if they were outstanding as of December 31, 2006. Under the Severance Plan as of the date of this Agreement, severance is payable in a lump sum as follows:

(I) Employees whose length of service (“LOS”) is less than 5 years are eligible to receive 30 calendar days of pay;

(II) Employees whose LOS is less than 10 years and greater than or equal to 5 years are eligible to receive 60 calendar days of pay;

(III) Employees whose LOS is less than 15 years and greater than or equal to 10 years are eligible to receive 90 calendar days of pay; and

(IV) Employees whose LOS is greater than or equal to 15 years are eligible to receive 120 calendar days of pay.

(ii) For twelve (12) months after the Effective Time, Parent shall provide 60 days notice to the Company Employees who are laid off; provided that such employees work during the 60-day period if requested to do so by Parent or the Surviving Company. After the date that is twelve (12) months after the Effective Time, the Company Employees shall be entitled to such notice as Parent provides to its other employees from time to time.

(iii) Parent agrees, and agrees to cause the Surviving Company, to adhere to the terms and conditions set forth in Schedule 3.3.2(f).

3.3.3 Indemnification, Exculpation and Insurance.

(a) Parent agrees that, and shall cause the Surviving Company to assume the obligations associated with, all rights of the individuals who on or prior to the Effective Time were directors or officers of the Company or any of its Subsidiaries (collectively, the “Indemnitees”) to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the respective Certificate of Incorporation or Bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries as now in effect, and any indemnification agreements or arrangements of the Company or any of its Subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the Indemnitees; provided, however, that the Surviving Company shall have no obligation to provide such indemnification to the extent that it is ultimately determined that such indemnification is prohibited under applicable Law.

(b) Parent, from and after the Effective Time, shall cause (i) the Certificate of Formation and Limited Liability the Company Agreement of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to limitation of certain liabilities of directors, officers, employees and agents and indemnification than are set forth as of the date of this Agreement in the

Certificate of Incorporation and Bylaws of the Company and (ii) the Certificate of Incorporation and Bylaws (or similar organizational documents) of each Subsidiary of the Surviving Company to contain the current provisions regarding indemnification of directors, officers, employees and agents which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(c) For the six-year period commencing immediately after the Effective Time, the Surviving Company shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable to the Company’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided, however, that, if the Company’s current directors’ and officers’ liability insurance expires, is terminated or is canceled, Parent shall, or shall cause the Surviving Company to, obtain directors’ and officers’ liability insurance covering such acts or omissions with respect to each such person on terms with respect to such coverage and amount no less favorable to the Company’s directors and officers currently covered by such insurance than those of such policy in effect immediately prior to the date of such expiration, termination or cancellation; provided, further, that in no event shall the Surviving Company be required to expend per annum of coverage in excess of 150% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 150% of such annual premium). Alternatively, with the consent of Parent, which consent shall not be unreasonably withheld, the Company may purchase “tail” insurance coverage covering a period of six years after the Effective Time, at a cost no greater than that set forth in the preceding sentence, that provides coverage identical in all material respects to the coverage described above.

(d) The provisions of this Section 3.3.3 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(e) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations thereof set forth in this Section 3.3.3.

(f) Parent, from and after the Effective Time, shall unconditionally guarantee the timely payment of all funds owed by, and the timely performance of all other obligations of, the Surviving Company under this Section 3.3.3. Parent agrees that its payment obligations hereunder are unconditional, irrespective of the validity or enforceability of this Agreement against the Surviving Company or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor (other than the defenses of statute of limitations, which are not waived). Parent hereby acknowledges that its obligations under this Section 3.3.3 constitute a guaranty of payment and not merely of collectability and Parent hereby waives (i) promptness, diligence, presentment, demand of payment, protest and order in connection with this guarantee and (ii) any requirement that any party enforcing the guarantee exhaust any right to take any action against the Surviving Company or any other Person prior to or contemporaneously with proceeding to exercise any right against Parent hereunder.

3.3.4 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued (a) in the Merger, (b) upon the exercise of the Options, or (c) upon exchange of Company Restricted Stock, receipt of shares pursuant to Stock Right Awards or purchase of shares pursuant to the Company’s 1998 Employee Stock Purchase Plan to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

3.3.5 Registration Statement on Form S-8. No later than the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Parent Common Stock at least equal to the sum of (a) number of shares of Parent Common Stock subject to Options pursuant to Section 1.5, (b) the number of shares of Parent Common Stock to be received by the holders of Company Restricted Stock pursuant to Section 1.6, and (c) the number of shares of Parent Common Stock to be received by the holders of Share Right Awards pursuant to Section 1.9. The registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as any such Options, Company Restricted Stock and Share Right Awards remain outstanding.

      3.4 Covenants of Merger Corp. and LLC. Each of Merger Corp. and LLC covenants and agrees that, prior to the Effective Time or the LLC Effective Time, as applicable, each of them will not engage in any business activities or liquidate, merge into or consolidate with any other corporation or permit any other corporation to merge into or consolidate with it; or increase its authorized capital stock; or issue options, rights or warrants to purchase any of its capital stock.

ARTICLE 4

CONDITIONS

      4.1 Conditions to the Obligations of All Parties. The obligations of the Company, Parent, Merger Corp. and LLC to complete the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

4.1.1 Regulatory Approvals. The parties shall have made all filings, including the HSR filings, and received all approvals of any Governmental Entity of competent jurisdiction necessary in order to complete the Merger, and each of such approvals shall be in full force and effect at the Closing and not subject to any condition that requires the taking or refraining from taking of any action that would have a Company Material Adverse Effect (with respect to the obligations of Parent, Merger Corp. and LLC) or a Parent Material Adverse Effect (with respect to the obligations of the Company).

4.1.2 Litigation. There shall not be in effect any order, decree or injunction of a foreign, federal or state court of competent jurisdiction restraining, enjoining or prohibiting the completion of the transactions contemplated by this Agreement (each party agreeing to use its reasonable best efforts, including appeals to higher courts, to have any such non-final, appealable order, decree or injunction set aside or lifted), and no action shall have been taken, and no Law shall have been enacted, by any foreign, state or federal Governmental Entity in the United States which would prevent the completion of the Merger (each of the foregoing, a “Restraint”).

4.1.3 Stockholder Approval. The Merger shall have been approved by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting.

4.1.4 Registration of Securities. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or any proceedings seeking a stop order.

4.1.5 Listing. The shares of Parent Common Stock issuable to the stockholders of the Company and the holders of Options, Restricted Stock and Stock Right Awards as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

      4.2 Conditions to the Obligations of the Company. The obligations of the Company to complete the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

4.2.1 Representations, Warranties and Covenants.

(a) The representations and warranties of Parent, Merger Corp. and LLC contained in this Agreement that are qualified as to materiality or Parent Material Adverse Effect shall be true and correct, and the representations and warranties of Parent, Merger Corp. and LLC contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of (i) the date of this Agreement and (ii) the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, and except further to the extent that the facts or matters as to which such representations and warranties are not so true and correct as of the date of this Agreement, the Closing Date or the earlier date expressly set forth therein, as applicable (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received at the Closing certificates to the foregoing effect, dated the Closing Date, and executed on behalf of Parent by an executive officer of Parent, on behalf of Merger Corp. by an executive officer of Merger Corp. and on behalf of LLC by an executive officer of LLC.

(b) Parent, Merger Corp. and LLC shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date. The Company shall have received at the Closing certificates to the foregoing effect, dated the Closing Date, and executed on behalf of Parent by an executive officer of Parent, on behalf of Merger Corp. by an executive officer of Merger Corp. and on behalf of LLC by an executive officer of LLC.

4.2.2 No Material Adverse Effect. Since the date of this Agreement, there shall have been no Parent Material Adverse Effect, or condition or occurrence of an event which has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.2.3 Tax Opinion. If the 45% Condition is satisfied (whether or not as a result of a modification of the Merger Consideration pursuant to Section 1.3.1(b)), the Company shall have received an opinion of Weil, Gotshal & Manges LLP, dated as of the Closing Date and addressed to the Company, to the effect that the Combination will constitute a reorganization within the meaning of Section 368(a) of the Code; and provided, that if Weil, Gotshal & Manges LLP does not render such an opinion or withdraws or modifies such opinion, this condition nevertheless shall be satisfied if Stoel Rives LLP delivers such an opinion to the Company; provided, however, further that if the 45% Condition is not satisfied and either (x) the Company shall have provided the Company No Modification Notice pursuant to Section 1.3.1(b)(ii) or (y) Parent shall have indicated pursuant to Section 1.3.1(b)(i)(B) that it will not modify the Merger Consideration but the Company elects the Company Non-Termination Option, then it shall not be a condition that the Company shall have received an opinion pursuant to this Section 4.2.3.

      4.3 Conditions to the Obligations of Parent, Merger Corp. and LLC. The obligations of Parent, Merger Corp. and LLC to complete the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

4.3.1 Representations, Warranties and Covenants.

(a) The representations and warranties of the Company contained in this Agreement that are qualified as to materiality or Company Material Adverse Effect shall be true and correct, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of (i) the date of this Agreement and (ii) the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, and except further to the extent that the facts or matters as to which such representations and warranties are not so true and correct as of the date of this Agreement, the Closing Date or the earlier date expressly set forth therein, as applicable (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received at the Closing a certificate to the foregoing effect, dated the Closing Date, and executed on behalf of the Company by an executive officer of the Company.

(b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received at the Closing a certificate to the foregoing effect, dated the Closing Date, and executed on behalf of the Company by an executive officer of the Company.

4.3.2 Tax Opinion. Parent shall have received the opinion of Stoel Rives LLP, dated as of the Closing Date and addressed to Parent, to the effect that either (a) the Combination will constitute a reorganization within the meaning of Section 368(a) of the Code or (b) for federal income tax purposes the Combination will not be a taxable transaction to the Company, Merger Corp. or LLC, it being understood that the delivery by Stoel Rives LLP of either the opinion referred to in clause (a) or the opinion referred to in clause (b) shall satisfy this condition; provided, however, that if Stoel Rives LLP does not render such an opinion or withdraws or modifies such opinion, this condition nevertheless shall be satisfied if Weil, Gotshal & Manges LLP delivers such an opinion to Parent.

4.3.3 No Material Adverse Effect. Since the date of this Agreement, there shall have been no Company Material Adverse Effect, or condition or occurrence of an event which has had or would reasonably be expected to have a Company Material Adverse Effect.

4.3.4 Dissenters. The Company shall not have received written demands for appraisal (as required by Section 262(d)(1) of the DGCL) from stockholders of the Company who together beneficially own more than 10% of the outstanding Company Common Stock as of the date immediately before the Closing Date.

ARTICLE 5

TERMINATION

      5.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time by the mutual consent of the Company and Parent.

      5.2 Termination by Either the Company or Parent. This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time:

5.2.1 by Parent or the Company if the Merger shall not have become effective on or before December 31, 2004; provided, however, that if on such date the condition to Closing set forth in Section 4.1.1 shall not have been satisfied, then either Parent or the Company may cause such date to be extended to March 31, 2005, upon delivery of written notice to the other party; provided further, however, that the right to terminate this Agreement pursuant to this Section 5.2.1 shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; or

5.2.2 by Parent or the Company if the requisite approval of the Merger by the stockholders of the Company shall not have been obtained by December 31, 2004; provided, however, that the right of the Company to terminate this Agreement pursuant to this Section 5.2.2 shall not be available to the Company if the failure to obtain stockholder approval has been caused by, or is the result of, a material breach by the Company of its covenants set forth in Section 3.2.2 of this Agreement; or

5.2.3 by Parent or the Company if any Restraint set forth in Section 4.1.2 shall be in effect and shall have become final and nonappealable; or

5.2.4 by Parent if a Company Adverse Recommendation Change shall have occurred in accordance with Section 3.2.2(d); or

5.2.5 by the Company, to the extent permitted by clause (II) of the last sentence of Section 3.2.2(d), if at any time before the Effective Time all of the following conditions are met:

(a) the Company’s Board of Directors authorizes the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching a summary of the material terms thereof; and

(b) Parent does not make, within three (3) business days after receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, a written offer that the Company’s Board of Directors determines, in good faith consistent with its fiduciary obligations under applicable Law after consultation with its legal counsel and financial advisors, is at least as favorable (taking into account, all the terms and conditions of such offer and this Agreement and the interests of the Company and its stockholders) as such Superior Proposal; or

5.2.6 by Parent if the Board of Directors of the Company fails to reaffirm its unanimous recommendation in favor of the Merger at any time after public announcement of the Merger at the request of Parent; or

5.2.7 by Parent if a tender offer or exchange offer relating to Company Common Stock shall have been commenced by a third party and the Company shall not have promptly thereafter sent its stockholders a statement recommending rejection of such tender offer or exchange offer; or

5.2.8 by Parent if there has been a material breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement, which breach would give rise to a failure of a condition set forth in Section 4.3.1(a) or (b);

5.2.9 by the Company if there has been a material breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 4.2.1(a) or (b);

5.2.10 by the Company pursuant to Section 1.3.1(b)(iii).

      5.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article V, (i) this Agreement immediately will become void and of no effect, except that Sections 3.1.5, 5.3, 5.4, 6.2, 6.10, 6.11, 6.12, and 6.13 will survive the event of termination; and (ii) no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except for breach of this Agreement prior to such termination.

      5.4 Termination Fees.

5.4.1 If (i) this Agreement is terminated by Parent pursuant to Sections 5.2.4, 5.2.6 or 5.2.7, (ii) at the time of such termination, Parent was not in material breach of any representation, warranty, covenant or agreement contained in this Agreement, and (iii) within 12 months after such termination, the Company completes a Company Takeover Proposal transaction, the Company agrees to pay Parent on the date of the completion of such Company Takeover Proposal transaction by wire transfer in immediately available funds the sum of $16.2 million (the “Termination Fee”).

5.4.2 If (i) this Agreement is terminated by the Company pursuant to Section 5.2.5 and (ii) at the time of such termination, Parent is not in material breach of any representation, warranty, covenant or agreement contained in this Agreement, the Company agrees to pay to Parent concurrently with such termination by wire transfer of immediately available funds the Termination Fee.

ARTICLE 6

MISCELLANEOUS AND GENERAL

      6.1 Survival of Representations and Warranties. The representation and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement. This Section 6.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or survives pursuant to Section 5.3.

      6.2 Payment of Expenses. Each party shall pay its own out-of-pocket legal, accounting, investment banking and other expenses incurred by each party in connection with this Agreement and the transactions contemplated by this Agreement, except for filing fees for the HSR Filings, which shall be shared equally by the Company and Parent. Nothing in this Agreement is meant to limit the right of a non-breaching party to obtain reimbursement of expenses and other damages, including attorneys’ fees, incurred as a result breach of this Agreement by the other party.

      6.3 Entire Agreement. This Agreement, including the schedules and the exhibits hereto, constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof.

      6.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.

      6.5 Binding Effect; No Third Party Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, subject to the restrictions on assignment contained in Section 6.4. Except as set forth in Sections 3.3.2 and 3.3.3, nothing express or implied in this Agreement is intended or shall be construed to confer upon or give to a Person other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

      6.6 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented at any time before or at the Closing, whether before or after the votes of stockholders of the Company, by written agreement executed and delivered by the duly authorized officers of the Company and Parent.

      6.7 Waiver of Conditions. The conditions to each of the parties’ obligations to complete the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law; provided, however, that any waiver by a party must be in writing.

      6.8 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

      6.9 Captions. The article, section and paragraph captions herein are for convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

      6.10 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telex, telegram or facsimile (in each case with evidence of confirmed transmission) as follows:

If to the Company, to it at:	Inet Technologies, Inc. 1500 North Greenville Avenue Richardson, TX 75081 Attn: Mark H. Kleinman Vice President, General Counsel and Secretary Fax: (469) 330-4001
With copies to:
Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, TX 75201 Attn: R. Scott Cohen Fax: (214) 746-7777
If to Parent, Merger Corp. or LLC, to them at:	Tektronix, Inc. Attn: Corporate Secretary 14200 SW Karl Braun Drive P.O. Box 500 M/S 55-720 Beaverton, OR 97077-0001 Fax: (503) 627-7474
With copies to:
Stoel Rives LLP Attn: John R. Thomas 900 SW Fifth Ave., Suite 2600 Portland, OR 97204 Fax: (503) 220-2480

or to such other persons or address as any party shall specify by notice in writing. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery or on the third business day after the mailing thereof.

      6.11 Choice of Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, exclusive of choice of law rules. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the state of Delaware or of any state court located in the state of Delaware (the “Delaware Courts”) in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Delaware Court.

      6.12 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity.

      6.13 Waiver of Jury Trial. EACH OF PARENT, MERGER CORP., LLC AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT

OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER CORP., LLC OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

      6.14 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

      6.15 Defined Terms. For the purposes of this Agreement the following terms have the following meanings:

“Company Material Adverse Effect” (or “Company Material Adverse Change”) shall mean any change or effect that is materially adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or other) or results of operations of the Company and its Subsidiaries, taken as a whole, except for any change or effect that arises out of, results from or is attributable to (a) any change in conditions (including any change in general legal, regulatory, political, economic or business conditions or any change in GAAP) in or otherwise generally affecting industries in which the Company and its Subsidiaries conduct business that does not disproportionately affect the Company or its Subsidiaries, and (b) the negotiation, execution, announcement or completion of this Agreement and the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of (i) with respect to the Company, the executive officers set forth on Schedule 6.15(a) and (ii) with respect to Parent, the executive officers set forth on Schedule 6.15(b).

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Subsidiary” means any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by a party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Parent Material Adverse Effect” (or “Parent Material Adverse Change”) shall mean any change or effect that is materially adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or other) or results of operations of Parent and its Subsidiaries, taken as a whole, except for any change or effect that arises out of, results from or is attributable to (a) any change in conditions (including any change in general legal, regulatory, political, economic or business conditions or any change in GAAP) in or otherwise generally affecting industries in which Parent and its Subsidiaries conduct business that does not disproportionately affect Parent or its Subsidiaries, and (b) the negotiation, execution, announcement or completion of this Agreement and the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees.

[Signature page follows.]

      In witness whereof, this Agreement and Plan of Merger has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

TEKTRONIX, INC.

By	/s/ JAMES F. DALTON ______________________________________ Name: James F. Dalton Title: Vice President, General Counsel and Secretary

INET TECHNOLOGIES, INC.

By	/s/ MARK H. KLEINMAN ______________________________________ Name: Mark H. Kleinman Title: Vice President, General Counsel and Secretary

IMPALA MERGER CORP.

By	/s/ JAMES F. DALTON ______________________________________ Name: James F. Dalton Title: President and Secretary

IMPALA ACQUISITION CO. LLC

By	/s/ JAMES F. DALTON ______________________________________ Name: James F. Dalton Title: President and Secretary

ANNEX B

2725 Sand Hill Road
Building C, Suite 200
Menlo Park, CA 94025

June 29, 2004

Board of Directors

Inet Technologies, Inc.
1500 N. Greenville Ave.
Richardson, TX 75081

Members of the Board:

      We understand that Inet Technologies Inc. (the “Company”), Tektronix Inc. (the “Parent”), Impala Merger Corporation (“Merger Corp.”), and Impala Acquisition Co. LLC. (“LLC”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 29, 2004 (the “Merger Agreement”), which provides, among other things, for the merger of Merger Corp. with and into Company (the “Merger”), followed immediately by the merger of Company with and into LLC. Pursuant to the Merger, the Company will continue as the surviving corporation and as a subsidiary of Parent and each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than shares held in treasury or owned by the Company or the Parent or any of their respective subsidiaries, will be converted into the right to receive approximately (i) $6.25 in cash (the “Cash Amount”); (ii) a number of shares ranging from .179 to ..219 shares of Parent common stock, no par value, of the Parent (the “Parent Common Stock”); and (iii) if applicable and at the Parent’s election, a certain amount of cash in the event that the value of the Parent Common Stock is within a range specified in the Merger Agreement (the “Additional Cash Amount”); in each case, as determined pursuant to those formulas set forth in the Merger Agreement (collectively, (i), (ii), and (iii) are referred to as the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

      You have asked for our opinion as to whether the Merger Consideration to be received by holders of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

      For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii) reviewed certain financial forecasts prepared by the management of the Company;

(iv) discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger and the strategic rationale for the Merger, with Company management;

(v) discussed the past and current operations and financial condition and the prospects of the Parent, including information relating to strategic, financial and operational benefits anticipated from the Merger and the strategic rationale for the Merger, with senior executives of the Parent;

(vi) reviewed the pro forma impact of the Merger on the Parent’s operating statistics, consolidated capitalization and financial ratios;

(vii) reviewed the reported prices and trading activity for the Company Common Stock and Parent Common Stock;

(viii) compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and the Parent, respectively, and their securities;

(ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(x) participated in discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

(xi) reviewed the Merger Agreement, and certain related documents; and

(xii) considered such other factors and performed such other analyses as we have deemed appropriate

      We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company and the Parent for the purposes of this opinion. With respect to the financial forecasts and the strategic rationale for the Merger, including information relating to strategic, financial and operational benefits anticipated from the Merger, we have assumed they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the Parent. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. We have assumed that in connection with the receipt of all the necessary regulatory and other approvals and consents for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have not made any assumptions with respect to the retention of Company employees by the Parent. We have also relied upon, without independent verification, the assessment by the management of the Parent and the Company of the Parent’s and the Company’s technologies and products, the timing and risks associated with the integration of the Parent and the Company and the validity of, and risks associated with, the Parent’s and the Company’s existing and future products and technologies. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

      In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

      We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, which is contingent upon the consummation of the Merger. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt and equity securities and senior loans of the Company or the Parent for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

      It is understood that this letter is for the information and use of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following the announcement or consummation of the

Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting held in connection with the Merger.

      Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by holders of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ MICHAEL F. WYATT

Michael F. Wyatt
Executive Director

ANNEX C

DELAWARE GENERAL CORPORATION LAW

Section 262.     Appraisal Rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(4) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(5) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

STOCKHOLDER VOTING AGREEMENT

      This Stockholder Voting Agreement (the “Agreement”) is entered into as of June 29, 2004, between the undersigned Elie S. Akilian, a stockholder (the “Stockholder”) of Inet Technologies, Inc., a Delaware corporation (the “Company”), and Tektronix, Inc., an Oregon corporation (the “Parent”).

Recitals

      A. Contemporaneously with the execution and delivery of this Agreement, the Company, the Parent, Impala Merger Corp. and Impala Acquisition Co. LLC are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Impala Merger Corp. will merge with and into the Company and, immediately thereafter, the Company will merge with and into Impala Acquisition Co. LLC (collectively, the “Combination”), upon the terms and conditions set forth therein.

      B. The Stockholder desires that the Combination occur and that the Stockholder receive the Merger Consideration, as defined in the Merger Agreement.

Agreement

      Now, therefore, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

      1. Representations of Stockholder. The Stockholder represents that he (a) is the holder of 8,115,483 shares of the Common Stock, $0.001 par value, of the Company (the Stockholder’s “Shares”), (b) does not beneficially own (as such term is defined in the Securities Exchange Act of 1934, as amended (the “1934 Act”)) any shares of the Common Stock of the Company other than his Shares, but excluding any shares of the Common Stock which he has the right to obtain upon the exercise of stock options outstanding on the date hereof and (c) has full power and authority to make, enter into and carry out the terms of this Agreement.

      2. Agreement to Vote Shares.

      (a) The Stockholder agrees to vote his Shares and any New Shares (as defined in Section 6 hereof), and shall cause any holder of record of his Shares or New Shares to vote to approve the Combination and to approve and adopt the Merger Agreement.

      (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) his Shares and any New Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by the Company or any other takeover proposal, including a Superior Proposal (as defined in the Merger Agreement) (collectively, “Takeover Proposal”) or (ii) any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Combination, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      (c) The Stockholder agrees to deliver to Richard H. Wills, Chairman, President and Chief Executive Officer of the Parent, immediately upon request therefor, a proxy substantially in the form attached hereto as Exhibit A, which proxy shall be irrevocable to the extent permitted by law (except that such proxy shall be deemed automatically revoked upon a termination of this Agreement in accordance with Section 12.4), with the total number of his Shares and any New Shares correctly indicated thereon.

      3. No Voting Trusts. After the date hereof, the Stockholder agrees that he will not, nor will he permit any entity under his control to, deposit any of his Shares in a voting trust or subject any of his Shares to any arrangement with respect to the voting of such Shares other than agreements entered into with the Parent.

      4. No Proxy Solicitations. The Stockholder agrees that he will not, nor will he permit any entity under his control to, (a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the 1934 Act) in opposition to or competition with the completion of the Combination, (b) subject to Section 10, directly or indirectly solicit, encourage, initiate or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Transaction (as defined in the Merger Agreement) or engage in any negotiation concerning, or provide any confidential information or data to, or have any discussions with any person relating to, an Acquisition Transaction proposal, (c) become a member of a “group” (as such term is used in Section 13(d) of the 1934 Act) with respect to any voting securities of the Company for the purpose of opposing or competing with the completion of the Combination, or (d) take any action which would prevent, burden or materially delay the completion of the transactions contemplated by this Agreement.

      5. Transfer and Encumbrance. Except for gifts given without consideration where the recipient thereof agrees to execute a voting agreement in form and substance substantially identical to this Agreement, the Stockholder agrees not to voluntarily transfer, sell, offer, pledge or otherwise dispose of or encumber any of his Shares or New Shares during the period commencing on the date hereof and ending after the earlier of (a) the effective date of the Combination or (b) the date this Agreement shall be terminated in accordance with its terms.

      6. Additional Purchases. During the period commencing on the date hereof and ending after the earlier of (a) the effective date of the Combination or (b) the date this Agreement shall be terminated in accordance with its terms, the Stockholder agrees that he will not (i) purchase or otherwise acquire beneficial ownership of any shares of the Common Stock after the execution of this Agreement (“New Shares”), or (ii) voluntarily acquire the right to vote or share in the voting of any shares of the Common Stock other than the Shares, unless he agrees to deliver to the Parent immediately after such purchase or acquisition a proxy substantially in the form attached hereto as Exhibit A with respect to such New Shares, which proxy shall be irrevocable to the extent permitted by law (except that such proxy shall be deemed automatically revoked upon a termination of this Agreement in accordance with Section 12.4). The Stockholder also agrees that any New Shares acquired or purchased by him shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

      7. Specific Performance. Each party hereto severally acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto severally agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party’s seeking or obtaining such equitable relief.

      8. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall not be assignable without the written consent of all other parties hereto.

      9. Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

      10. Stockholder Capacity. The execution of this Agreement by Stockholder shall be solely in his capacity as the beneficial owner of the Shares held by Stockholder, and Stockholder makes no agreement or understanding herein in his capacity, if any, as a director or officer of the Company or its Subsidiaries (as defined in the Merger Agreement).

      12. Spousal Interests in Shares. To the extent that any of Stockholder’s Shares constitute the community property of Stockholder and his spouse, Stockholder shall obtain the spouse’s acknowledgment of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto as Exhibit B, and incorporated into this Agreement by reference.

      12. Miscellaneous.

      12.1 This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the state of Delaware.

      12.2 If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid by a court of competent jurisdiction, the remainder of the provision held invalid and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, shall not be affected.

      12.3 This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

      12.4 Except to the extent set forth in Section 13, this Agreement shall terminate upon the earliest to occur of (i) the completion of the Combination or (ii) the termination of the Merger Agreement.

      12.5 All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

      12.6 The obligations of the Stockholder set forth in this Agreement shall not be effective or binding upon him until after such time as the Merger Agreement is executed and delivered by the Parent, the Company, Impala Merger Corp. and Impala Acquisition Co. LLC. The parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

      13. Other Transactions. For a period of one year following the termination of this Agreement, Stockholder agrees that he shall not enter into a voting or similar agreement with any potential acquiror of the Company that includes terms that are more favorable to such acquiror than the terms set forth in this Agreement.

[Signature page follows]

      In witness whereof, the parties hereto have executed this Stockholder Voting Agreement as of the day and year first written above.

Parent:	Tektronix, Inc.

By: /s/ JAMES DALTON James Dalton Vice President, General Counsel and Secretary

Stockholder:
/s/ ELIE S. AKILIAN Elie S. Akilian

Exhibit A

FORM OF PROXY

      The undersigned, for consideration received, hereby appoints each of Richard H. Wills, Chairman, President and Chief Executive Officer of Tektronix, Inc. and James F. Dalton, Vice President, General Counsel and Secretary of Tektronix, Inc., his proxy, with power of substitution, to vote all shares of common stock of Inet Technologies, Inc., a Delaware corporation (the “Company”), owned by the undersigned (a) at the upcoming Special Meeting of Stockholders of the Company, and at any adjournment thereof, for approval and adoption of the Agreement and Plan of Merger, dated as of June 29, 2004, among Tektronix, Inc., the Company, Impala Merger Corp. and Impala Acquisition Co. LLC (the “Merger Agreement”) and (b) at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the undersigned’s vote, consent or other approval is sought, against (i) any merger agreement or merger (other than the Merger Agreement and the mergers contemplated by the Merger Agreement), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by the Company or any other takeover proposal, including a Superior Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger Agreement or any of the transactions (including the Combination) contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. This proxy is coupled with an interest and is irrevocable until such time as the Stockholder Voting Agreement, dated as of June 29, 2004, between the undersigned and Tektronix, Inc. terminates in accordance with its terms.

Dated: June 29, 2004

/s/ ELIE S. AKILIAN

(Signature of Stockholder)

/s/ ELIE S. AKILIAN

(Printed name of Stockholder)

Exhibit B

FORM OF SPOUSAL CONSENT

      I, the spouse of Elie S. Akilian, have read and hereby approve the foregoing Stockholder Voting Agreement (the “Agreement”). I hereby agree to be irrevocably bound by the Agreement and further agree that any community interest shall be similarly bound by the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to any amendment or exercise of any rights under the Agreement.

Dated: June 29, 2004

/s/ ELZBIETA AKILIAN

(Signature of Stockholder’s Spouse)

/s/ ELZBIETA AKILIAN

(Printed name of Stockholder’s Spouse)

STOCKHOLDER VOTING AGREEMENT

      This Stockholder Voting Agreement (the “Agreement”) is entered into as of June 29, 2004, between the undersigned Samuel S. Simonian, a stockholder (the “Stockholder”) of Inet Technologies, Inc., a Delaware corporation (the “Company”), and Tektronix, Inc., an Oregon corporation (the “Parent”).

Recitals

      A.     Contemporaneously with the execution and delivery of this Agreement, the Company, the Parent, Impala Merger Corp. and Impala Acquisition Co. LLC are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Impala Merger Corp. will merge with and into the Company and, immediately thereafter, the Company will merge with and into Impala Acquisition Co. LLC (collectively, the “Combination”), upon the terms and conditions set forth therein.

      B.     The Stockholder desires that the Combination occur and that the Stockholder receive the Merger Consideration, as defined in the Merger Agreement.

Agreement

      Now, therefore, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

      1. Representations of Stockholder. The Stockholder represents that he (a) is the holder of 7,367,883 shares of the Common Stock, $0.001 par value, of the Company (the Stockholder’s “Shares”), (b) does not beneficially own (as such term is defined in the Securities Exchange Act of 1934, as amended (the “1934 Act”)) any shares of the Common Stock of the Company other than his Shares, but excluding any shares of the Common Stock which he has the right to obtain upon the exercise of stock options outstanding on the date hereof and (c) has full power and authority to make, enter into and carry out the terms of this Agreement.

      2. Agreement to Vote Shares.

      (a) The Stockholder agrees to vote his Shares and any New Shares (as defined in Section 6 hereof), and shall cause any holder of record of his Shares or New Shares to vote to approve the Combination and to approve and adopt the Merger Agreement.

      (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) his Shares and any New Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by the Company or any other takeover proposal, including a Superior Proposal (as defined in the Merger Agreement) (collectively, “Takeover Proposal”) or (ii) any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Combination, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

      (c) The Stockholder agrees to deliver to Richard H. Wills, Chairman, President and Chief Executive Officer of the Parent, immediately upon request therefor, a proxy substantially in the form attached hereto as Exhibit A, which proxy shall be irrevocable to the extent permitted by law (except that such proxy shall be deemed automatically revoked upon a termination of this Agreement in accordance with Section 12.4), with the total number of his Shares and any New Shares correctly indicated thereon.

      3. No Voting Trusts. After the date hereof, the Stockholder agrees that he will not, nor will he permit any entity under his control to, deposit any of his Shares in a voting trust or subject any of his Shares to any arrangement with respect to the voting of such Shares other than agreements entered into with the Parent.

      4. No Proxy Solicitations. The Stockholder agrees that he will not, nor will he permit any entity under his control to, (a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the 1934 Act) in opposition to or competition with the completion of the Combination, (b) subject to Section 10, directly or indirectly solicit, encourage, initiate or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Transaction (as defined in the Merger Agreement) or engage in any negotiation concerning, or provide any confidential information or data to, or have any discussions with any person relating to, an Acquisition Transaction proposal, (c) become a member of a “group” (as such term is used in Section 13(d) of the 1934 Act) with respect to any voting securities of the Company for the purpose of opposing or competing with the completion of the Combination, or (d) take any action which would prevent, burden or materially delay the completion of the transactions contemplated by this Agreement.

      5. Transfer and Encumbrance. Except for gifts given without consideration where the recipient thereof agrees to execute a voting agreement in form and substance substantially identical to this Agreement, the Stockholder agrees not to voluntarily transfer, sell, offer, pledge or otherwise dispose of or encumber any of his Shares or New Shares during the period commencing on the date hereof and ending after the earlier of (a) the effective date of the Combination or (b) the date this Agreement shall be terminated in accordance with its terms.

      6. Additional Purchases. During the period commencing on the date hereof and ending after the earlier of (a) the effective date of the Combination or (b) the date this Agreement shall be terminated in accordance with its terms, the Stockholder agrees that he will not (i) purchase or otherwise acquire beneficial ownership of any shares of the Common Stock after the execution of this Agreement (“New Shares”), or (ii) voluntarily acquire the right to vote or share in the voting of any shares of the Common Stock other than the Shares, unless he agrees to deliver to the Parent immediately after such purchase or acquisition a proxy substantially in the form attached hereto as Exhibit A with respect to such New Shares, which proxy shall be irrevocable to the extent permitted by law (except that such proxy shall be deemed automatically revoked upon a termination of this Agreement in accordance with Section 12.4). The Stockholder also agrees that any New Shares acquired or purchased by him shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

      7. Specific Performance. Each party hereto severally acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto severally agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party’s seeking or obtaining such equitable relief.

      8. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall not be assignable without the written consent of all other parties hereto.

      9. Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

      10.     Stockholder Capacity. The execution of this Agreement by Stockholder shall be solely in his capacity as the beneficial owner of the Shares held by Stockholder, and Stockholder makes no agreement or understanding herein in his capacity, if any, as a director or officer of the Company or its Subsidiaries (as defined in the Merger Agreement).

      11.     Spousal Interests in Shares. To the extent that any of Stockholder’s Shares constitute the community property of Stockholder and his spouse, Stockholder shall obtain the spouse’s acknowledgment of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto as Exhibit B, and incorporated into this Agreement by reference.

      12.     Miscellaneous.

      12.1 This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the state of Delaware.

      12.2 If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid by a court of competent jurisdiction, the remainder of the provision held invalid and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, shall not be affected.

      12.3 This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

      12.4 Except to the extent set forth in Section 13, this Agreement shall terminate upon the earliest to occur of (i) the completion of the Combination or (ii) the termination of the Merger Agreement.

      12.5 All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

      12.6 The obligations of the Stockholder set forth in this Agreement shall not be effective or binding upon him until after such time as the Merger Agreement is executed and delivered by the Parent, the Company, Impala Merger Corp. and Impala Acquisition Co. LLC. The parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

      13. Other Transactions. For a period of one year following the termination of this Agreement, Stockholder agrees that he shall not enter into a voting or similar agreement with any potential acquiror of the Company that includes terms that are more favorable to such acquiror than the terms set forth in this Agreement.

[Signature page follows]

      In witness whereof, the parties hereto have executed this Stockholder Voting Agreement as of the day and year first written above.

Parent:	TEKTRONIX, INC.

By: /s/ JAMES DALTON James Dalton Vice President, General Counsel and Secretary

Stockholder:
/s/ SAMUEL S. SIMONIAN Samuel S. Simonian

Exhibit A

FORM OF PROXY

      The undersigned, for consideration received, hereby appoints each of Richard H. Wills, Chairman, President and Chief Executive Officer of Tektronix, Inc. and James F. Dalton, Vice President, General Counsel and Secretary of Tektronix, Inc., his proxy, with power of substitution, to vote all shares of common stock of Inet Technologies, Inc., a Delaware corporation (the “Company”), owned by the undersigned (a) at the upcoming Special Meeting of Stockholders of the Company, and at any adjournment thereof, for approval and adoption of the Agreement and Plan of Merger, dated as of June 29, 2004, among Tektronix, Inc., the Company, Impala Merger Corp. and Impala Acquisition Co. LLC (the “Merger Agreement”) and (b) at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the undersigned’s vote, consent or other approval is sought, against (i) any merger agreement or merger (other than the Merger Agreement and the mergers contemplated by the Merger Agreement), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding-up of or by the Company or any other takeover proposal, including a Superior Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger Agreement or any of the transactions (including the Combination) contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. This proxy is coupled with an interest and is irrevocable until such time as the Stockholder Voting Agreement, dated as of June 29, 2004, between the undersigned and Tektronix, Inc. terminates in accordance with its terms.

Dated: June 29, 2004

/s/SAMUEL S. SIMONIAN

(Signature of Stockholder)

Samuel S. Simonian

(Printed name of Stockholder)

Exhibit B

FORM OF SPOUSAL CONSENT

      I, the spouse of Samuel S. Simonian, have read and hereby approve the foregoing Stockholder Voting Agreement (the “Agreement”). I hereby agree to be irrevocably bound by the Agreement and further agree that any community interest shall be similarly bound by the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to any amendment or exercise of any rights under the Agreement.

Dated: June 29, 2004

/s/ SYLVA SIMONIAN

(Signature of Stockholder’s Spouse)

Sylva Simonian

(Printed name of Stockholder’s Spouse)

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      The Oregon Business Corporation Act (the “Oregon Act”) permits a corporation to include a provision in its articles of incorporation that eliminates personal liability of directors to the corporation and its shareholders for monetary damages for conduct as directors, except that no provision may eliminate or limit a director’s liability for (a) breach of the director’s duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) an unlawful payment of a dividend or repurchase of stock or (d) any transaction from which the director derived an improper personal benefit. Tektronix’s Restated Articles of Incorporation, as amended (the “Restated Articles”), limit the personal liability of directors to Tektronix and its shareholders for monetary damages for conduct as directors to the fullest extent permitted by the Oregon Act.

      The Oregon Act and Tektronix’s Restated Articles and Bylaws, as amended (the “Bylaws”), contain provisions regarding indemnification of directors and officers. In addition, many of Tektronix’s directors and officers have entered into indemnity agreements (the “Indemnity Agreements”) with Tektronix. The general effect of the Oregon Act, the Restated Articles, the Bylaws and the Indemnity Agreements can be summarized as follows:

(a) The Oregon Act provides that a director or officer who has been or is threatened to be made a defendant in a legal proceeding because that person is or was a director or officer of a corporation (1) shall be indemnified by the corporation for reasonable expenses of that litigation when the director or officer is wholly successful on the merits or otherwise, (2) may be indemnified by the corporation for expenses, judgments, fines, penalties and amounts paid in settlement of the litigation (other than a derivative suit), even if the director or officer is not successful on the merits or otherwise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful) and (3) may be indemnified by the corporation for expenses of a derivative suit (a proceeding by or in the right of the corporation), even if the director or officer is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that the director or officer is not adjudged liable to the corporation. The indemnification described in clauses (2) and (3) above may be made only upon a determination by (a) a majority of a quorum of disinterested directors or a committee of disinterested directors, (b) independent legal counsel or (c) the shareholders that indemnification is proper because the applicable standard of conduct has been met. The Oregon Act authorizes the advancement of litigation expenses to a director or officer upon receipt of a written affirmation of the director’s or officer’s good faith belief that the standard of conduct has been met and an undertaking by the director or officer to repay the expenses if it is ultimately determined that he or she is not entitled to be indemnified. The Oregon Act authorizes a court to award additional indemnification. The Oregon Act also authorizes a corporation to provide officers’ and directors’ liability insurance and provides that statutory indemnification rights are not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, board action, vote of shareholders or otherwise.

(b) Tektronix’s Restated Articles and Bylaws provide that Tektronix will indemnify to the fullest extent then permitted by law a person who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative or otherwise (including a derivative action) because that person (1) is or was a director or officer of Tektronix or (2) is or was serving at the request of Tektronix as a director or officer of another corporation, partnership or enterprise. The indemnity will extend to all expenses, amounts paid in settlement, judgments and fines incurred by the director or officer.

(c) Tektronix has entered into Indemnity Agreements with many of its directors and officers, which require Tektronix to indemnify the officer or director to the fullest extent permitted by law. The Indemnity Agreements also alter or clarify the statutory indemnity in the following respects, subject to specified exceptions: (1) indemnity is explicitly provided for settlements in derivative actions, (2) prompt indemnification is required unless a determination is made that the director or officer has not met the required standard, (3) indemnification is provided with respect to a proceeding involving a claim for breach of fiduciary duty and (4) prompt advancement of expenses is required upon receipt of an undertaking that the director or officer will repay those amounts if it is ultimately determined that he or she is not entitled to indemnification, unless a determination is made that the director or officer has not met the required standard.

      Tektronix has obtained insurance protecting officers and directors against specified liabilities which they may incur in their capacities as officers or directors.

Item 21.	Exhibits and Financial Statement Schedules

      (a) The exhibits listed below in the “Exhibit Index” are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22.	Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Tektronix of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURE PAGE

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Beaverton, state of Oregon, on August 27, 2004.

TEKTRONIX, INC.

By:	/s/ JAMES F. DALTON

Name: James F. Dalton

Title:	Vice President, General Counsel and Secretary

      Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to Registration Statement has been signed below by the following persons in the capacities indicated on August 27, 2004.

Signature		Title

/s/ RICHARD H. WILLS* Richard H. Wills		Chairman of the Board, President, and Chief Executive Officer

/s/ COLIN L. SLADE* Colin L. Slade		Senior Vice President and Chief Financial Officer, Principal Financial and Accounting Officer

/s/ PAULINE LO ALKER* Pauline Lo Alker		Director

/s/ A. GARY AMES* A. Gary Ames		Director

/s/ GERRY B. CAMERON* Gerry B. Cameron		Director

/s/ DAVID N. CAMPBELL* David N. Campbell		Director

/s/ FRANK C. GILL* Frank C. Gill		Director

/s/ MERRILL A. MCPEAK* Merrill A. McPeak		Director

/s/ CYRIL J. YANSOUNI* Cyril J. Yansouni		Director

*By	/s/ JAMES F. DALTON James F. Dalton, as attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

2.1		Agreement and Plan of Merger, dated as of June 29, 2004, among Tektronix, Inc., Inet Technologies, Inc., Impala Merger Corp. and Impala Acquisition Co. LLC (included as Annex A to the proxy statement/ prospectus included in this Registration Statement)
3.1		Restated Articles of Incorporation of Tektronix, as amended (incorporated by reference to Exhibit 3(i) on Form 10-K filed August 2, 2001, SEC File No. 1-04837)
3.2		Bylaws of Tektronix, as amended (incorporated by reference to Exhibit 3(ii) on Form 10-K filed August 14, 2003, SEC File No. 1-04837)
4.1		Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the registrant agrees to furnish to the SEC upon request copies of agreements relating to other indebtedness
4.2		Rights Agreement dated as of June 21, 2000, between Tektronix, Inc. and ChaseMellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit (4) of Form 8-K filed June 28, 2000, SEC File No. 1-04837)
4.3		Registration Rights Agreement, dated as of June 29, 2004, among Tektronix, Inc., Elie S. Akilian and Samuel S. Simonian (incorporated by reference to Exhibit 99(ii) to Tektronix, Inc.’s Current Report on Form 8-K filed with the SEC on June 30, 2004, SEC File No. 1-04837)
5.1†		Opinion of Stoel Rives LLP, as to the validity of the securities being registered
8.1†		Opinion of Stoel Rives LLP as to the United States federal income tax consequences of the mergers
8.2†		Opinion of Weil, Gotshal & Manges LLP as to the United States federal income tax consequences of the mergers
9.1		Voting Agreement, dated as of June 29, 2004, between Tektronix, Inc. and Elie S. Akilian (included as Annex D to the proxy statement/prospectus included in this Registration Statement)
9.2		Voting Agreement, dated as of June 29, 2004, between Tektronix, Inc. and Samuel S. Simonian (included as Annex D to the proxy statement/prospectus included in this Registration Statement)
10.1		Noncompetition Agreement dated June 29, 2004 between Tektronix, Inc. and Elie S. Akilian (incorporated by reference to Exhibit 99(ii) to Tektronix, Inc.’s Current Report on Form 8-K filed with the SEC on June 30, 2004, SEC File No. 1-04837)
10.2		Noncompetition Agreement dated June 29, 2004 between Tektronix, Inc. and Samuel S. Simonian (incorporated by reference to Exhibit 99(ii) to Tektronix, Inc.’s Current Report on Form 8-K filed with the SEC on June 30, 2004, SEC File No. 1-04837)
23.1†		Consent of Stoel Rives LLP (included as part of Exhibits 5.1 and 8.1 to this Registration Statement)
23.2†		Consent of Weil, Gotshal & Manges LLP (included as part of Exhibit 8.2 to this Registration Statement)
23.3†		Consent of Deloitte & Touche LLP
23.4†		Consent of Ernst & Young LLP
23.5†		Consent of Morgan Stanley & Co. Incorporated
24.1	*	Powers of Attorney
99.1	*	Form of Inet Proxy Card

*	Previously filed

†	Filed herewith